UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Banco Santander (Brasil) S.A.

Consolidated Financial Statements

Prepared in accordance with International Financial Reporting

Standards - IFRS

December 31, 2021

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Banco Santander (Brasil) S.A.

Report of independent registered public
accounting firm

December 31, 2021

Report of independent registered public accounting firm

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinions on the financial statements and
internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries (the "Company") as of December 31, 2021, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15B - Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Supplemental Information

The reconciliation of stockholders' equity and net income - BRGAAP vs IFRS as of and for the years ended December 31, 2021, 2020 and 2019 and the statements of value added for the years ended
December 31, 2021, 2020 and 2019, included in APPENDIX I and II respectively, have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Brazilian Corporate Law. In our opinion, the reconciliation of stockholders' equity and net income - BRGAAP vs IFRS as of and for the years ended December 31, 2021, 2020 and 2019 and the statements of value added for the years ended December 31, 2021, 2020 and 2019 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Definition and limitations of internal
control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of expected credit losses

As described in Notes 1.c.2.1.ii, 2.h, 9, 43.h and 46.b to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, that involves management's judgment, as set forth in IFRS 9 - Financial Instruments. At December 31, 2021, the impairment losses on loans and receivables was BRL 28,510,660 thousand on total loans and receivables at amortized cost of BRL 493,354,702 thousand. Management calculates expected credit losses (‘ECL') using three main components: a probability of default (‘PD'), loss given default (‘LGD') and exposure at default (‘EAD') including individual and collective models. The ECL measurement is based on management's estimate of present value expected to be received, including the use of a variety of assumptions such as historical loss experience, credit quality, portfolio size, concentration, economic factors and estimated future cash flows. Additionally, management has assessed the Covid-19 pandemic impact in the estimation of credit losses process. In this assessment, management has considered forward-looking information, including changes in macroeconomic scenarios, impacting the calculation model for provisioning expected credit losses.

The principal considerations for our determination that performing procedures relating to the measurement of expected credit losses is a critical audit matter are (i) there was significant judgment used by management in determining the expected credit losses, in particular the assumptions used in determining the PD and LGD, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these assumptions; (ii) the audit effort involved use of professionals with specialized skill and knowledge to assist in evaluating those assumptions; and (iii) the consideration of the Covid-19 pandemic impacts in measuring then expected credit losses with the current scenario of uncertainty.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management's measurement of expected credit losses, which included controls over the assumptions used. These procedures also included, among others: (i) the involvement of professionals with specialized skill and knowledge to assist in testing management's process for determining the expected credit losses, including evaluating the appropriateness of the methodology and models, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management's accounting policies in comparison with IFRS 9; (iii) analysis over management's disclosures in the financial statements; and (iv) understanding of the procedures adopted by management in considering the impacts of Covid-19 in the estimation of additional expected credit loss, evaluating the reasonableness of the estimation considering models, assumptions and data used.

Provisions for judicial and administrative proceedings

As described in Notes 1.c.2.1.iv, 2.q and 22 to the consolidated financial statements, Provisions for judicial and administrative proceedings are recorded when their risk of loss are considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel. At December 31, 2021, the Company has recorded provisions for judicial and administrative proceedings of BRL 7,668,914 thousand. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to provisions for judicial and administrative proceedings is a critical audit matter are there was significant judgment by management when assessing the likelihood of a loss being incurred and the potential amount of the judicial and administrative proceedings. This in turn led to a high degree of auditor judgment and effort in evaluating management's assessment of the provisions for judicial and administrative proceedings, including the involvement of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the understanding and testing the design and the effectiveness of controls relating to identifying, assessing, monitoring, measuring, recording, and disclosing the provisions for judicial and administrative proceedings, including the completeness and accuracy of the data used. Our procedures also included testing the recognition and measurement of the Company's provisions for judicial and administrative proceedings and performing external confirmation procedures with law firms responsible for a sample of the judicial and administrative proceedings to evaluate the reasonableness of management's assessment of the provisions. With the assistance of our professionals with specialized skill and knowledge, we evaluated the reasonableness management's assessment of a sample of proceedings taking into account the individual progress of similar proceedings.

São Paulo, February 24, 2022

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

We have served as the Company's auditor since 2016.

* Values expressed in thousands, except when indicated.

Consolidated Balance Sheet

Assets	Note	2021	2020	2019

Cash	4	16,657,201	20,148,725	20,127,364

Financial assets measured at fair value through profit or loss		18,858,842	60,900,466	32,342,306
Debt instruments	6	3,122,017	3,545,660	3,735,076
Balances with the Brazilian Central Bank		15,736,825	57,354,806	28,607,230

Financial assets measured at fair value through profit or loss held for trading		70,570,665	95,843,126	55,396,069
Debt instruments	6	47,752,595	68,520,799	34,885,631
Equity instruments	7	2,020,610	1,818,276	2,029,470
Trading derivatives	8.a	20,797,460	25,504,051	18,480,968

Non-trading financial assets mandatorily measured at fair value through profit or loss		870,162	499,720	171,453
Equity instruments	7	477,707	438,912	171,453
Loans and advances to customers	9	392,455	60,808	—

Financial assets measured at fair value through other comprehensive income		101,241,787	109,740,387	96,120,233
Debt instruments	6	101,212,600	109,668,214	95,962,927
Equity instruments	7	29,187	72,173	157,306

Financial assets measured at amortized cost		633,241,352	554,924,796	474,680,904
Loans and amounts due from credit institutions	5	95,664,754	112,849,776	109,233,128
Loans and advances to customers	9	464,451,587	393,707,229	326,699,480
Debt instruments	6	73,125,011	48,367,791	38,748,296

Hedging derivatives	8.a	342,463	743,463	339,932

Assets held for sale	10	816,345	1,092,909	1,325,335

Investments in associates and joint ventures	11	1,232,646	1,094,985	1,070,762

Tax assets		41,757,332	41,063,782	33,599,178
Current		4,117,035	3,082,084	3,304,116
Deferred	23.d	37,640,297	37,981,698	30,295,062

Other assets	15	6,049,028	7,222,411	5,061,337

Property, plant and equipment	12	8,783,785	9,537,111	9,781,957

Intangible assets		30,786,788	30,766,498	30,595,788
Goodwill	13	27,915,469	28,360,137	28,375,004
Other intangible assets	14	2,871,319	2,406,361	2,220,784

Total assets		931,208,396	933,578,379	760,612,618

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2021 | 4

Table of Contents * Values expressed in thousands, except when indicated.

Liabilities and stockholders' equity	Note	2021	2020	2019

Financial liabilities measured at fair value through profit or loss held for trading		36,952,567	75,020,184	44,439,835
Trading derivatives	8.a	24,172,008	29,212,238	20,604,182
Short positions	8.b	12,780,559	45,807,946	23,835,653

Financial Liabilities Measured at Fair Value Through Profit or Loss		7,459,784	7,038,467	5,319,416
Deposits from Brazilian Central Bank and deposits from credit institutions	20	7,459,784	7,038,467	5,319,416

Financial Liabilities at Amortized Cost		750,093,694	707,288,791	575,230,401
Deposits from Brazilian Central Bank and deposits from credit institutions	16	121,005,909	131,656,962	99,271,415
Customer deposits	17	468,961,069	445,813,972	336,514,597
Marketable debt securities	18	79,036,792	56,875,514	73,702,474
Debt instruments eligible to compose capital	19	19,641,408	13,119,660	10,175,961
Other financial liabilities	20	61,448,516	59,822,683	55,565,954

Hedging derivatives	8.a	446,973	144,594	200,961

Provisions		11,604,482	13,814,978	16,331,825
Provisions for pensions funds and similar obligations	21	2,728,126	3,929,265	4,960,620
Provisions for judicial and administrative proceedings, commitments and other provisions	22	8,876,356	9,885,713	11,371,205

Tax liabilities		8,175,023	10,130,248	10,960,075
Current		5,949,833	5,583,653	5,419,202
Deferred	23.d	2,225,190	4,546,595	5,540,873

Other liabilities	24	10,501,378	14,051,245	10,920,944

Total liabilities		825,233,901	827,488,507	663,403,457

Stockholders' equity	27	109,046,574	106,205,067	96,736,290
Share capital		55,000,000	57,000,000	57,000,000
Reserves		48,880,561	40,414,981	34,877,493
Treasury shares		(713,039)	(791,358)	(681,135)
Option for acquisition of equity instrument		—	—	(67,000)
Profit for the year attributable to the parent		15,528,052	13,418,529	16,406,932
Less: dividends and remuneration		(9,649,000)	(3,837,085)	(10,800,000)

Other Comprehensive Income		(3,406,428)	(428,080)	(85,710)

Stockholders' Equity Attributable to the Parent		105,640,146	105,776,987	96,650,580

Non - controlling interests	26	334,349	312,885	558,581

Total stockholders' equity		105,974,495	106,089,872	97,209,161
Total liabilities and stockholders' equity		931,208,396	933,578,379	760,612,618

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2021 | 5

Table of Contents * Values expressed in thousands, except when indicated.

Consolidated Statement of Income

	Note	2021	2020	2019

Interest and similar income	31	77,987,308	62,774,940	72,841,060
Interest expense and similar charges	32	(26,668,842)	(18,332,228)	(28,519,953)
Net interest income		51,318,466	44,442,712	44,321,107
Income from equity instruments	33	90,040	33,754	18,933
Income from companies accounted for by the equity method	11	144,184	112,261	149,488
Fee and commission income	34	20,388,089	20,606,707	20,392,458
Fee and commission expense	35	(5,114,788)	(4,378,493)	(4,679,306)
Gains (losses) on financial assets and liabilities (net)	36	221,782	12,998,060	2,462,545
Financial assets at fair value through profit or loss		1,555,837	711,949	252,253
Financial assets measured at fair value through profit or loss held for trading		3,519,626	12,122,794	2,391,080
Non-trading financial assets mandatorily measured at fair value through profit or loss		205,016	172,828	11,501
Financial instruments not measured at fair value through profit or loss		(665,853)	(239,054)	(57,522)
Other		(4,392,844)	229,543	(134,767)
Exchange differences (net)	37	(2,002,286)	(24,700,962)	(2,788,537)
Other operating expense (net)	38	(1,119,380)	(872,510)	(1,107,719)
Total income		63,926,107	48,241,529	58,768,969
Administrative expenses		(17,316,419)	(17,114,960)	(16,941,526)
Personnel expenses	39	(9,025,702)	(8,871,482)	(9,327,714)
Other administrative expenses	40	(8,290,717)	(8,243,478)	(7,613,812)
Depreciation and amortization		(2,433,921)	(2,579,127)	(2,391,857)
Tangible assets	12	(1,850,780)	(2,039,805)	(1,870,836)
Intangible assets	14	(583,141)	(539,322)	(521,021)
Provisions (net)		(2,179,417)	(1,656,547)	(3,681,586)
Impairment losses on financial assets (net)		(17,112,734)	(17,450,188)	(13,369,905)
Financial assets measured at amortized cost and contingent commitments		(17,112,734)	(17,450,188)	(13,369,905)
Impairment losses on other assets (net)		(165,799)	(84,908)	(131,435)
Other intangible assets	14	(30,160)	(66,269)	(103,924)
Other assets		(135,639)	(18,639)	(27,511)
Gains (losses) on disposal of assets not classified as assets held for sale	41	(15,113)	230,713	10,646
Gains (losses) on assets held for sale not classified as discontinued operations	42	47,625	77,463	9,843
Operating income before tax		24,750,329	9,663,975	22,273,149
Income taxes	23	(9,191,005)	3,786,778	(5,641,699)
Consolidated net income for the period		15,559,324	13,450,753	16,631,450
Profit attributable to the parent		15,528,052	13,418,529	16,406,932
Profit attributable to non-controlling interests	26	31,272	32,224	224,518
The accompanying Notes are an integral part of these consolidated financial statements.

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2021 | 6

Table of Contents * Values expressed in thousands, except when indicated.

Consolidated Statement of Comprehensive Income

	2021	2020	2019

Consolidated Profit for the Year	15,559,324	13,450,753	16,631,450

Other comprehensive income that will be reclassified subsequently to profit or loss when specific conditions are met:	(3,245,041)	(897,996)	1,468,651
Financial assets measured at fair value through other comprehensive income	(2,389,705)	(1,003,155)	1,352,702
Financial assets measured at fair value through other comprehensive income	(4,255,996)	(1,976,013)	2,926,285
Income taxes	1,866,291	972,858	(1,573,583)
Cash flow hedges	(855,335)	105,159	115,949
Valuation adjustments	(1,628,393)	168,015	270,119
Amounts transferred to income statement	-	-	6,767
Income taxes	773,058	(62,856)	(160,937)

Other comprehensive income that will not be reclassified to net income:	266,692	555,624	(675,497)
Defined benefits plan	266,692	555,624	(675,497)
Defined benefits plan	592,967	1,110,034	(1,358,578)
Income taxes	(326,275)	(554,410)	683,081

Total comprehensive income	12,580,976	13,108,381	17,424,604

Attributable to the parent	12,549,704	13,076,157	17,200,086
Attributable to non-controlling interests	31,272	32,224	224,518
Total comprehensive income	12,580,976	13,108,381	17,424,604
The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2021 | 7

Table of Contents * Values expressed in thousands, except when indicated.

Consolidated Statement of Changes in Stockholders’ Equity

		Stockholders´ Equity Attributable to the Parent

	Note	Share Capital	Reserves	Treasury shares	Option for acquisition of equity instrument	Profit attributed to the parent	Dividends and remuneration	Total stockholders´ equity	Financial assets measured at fair value through other comprehensive income	Defined benefits plan	Adjustments investment abroad	Gains and losses - cash flow hedge and investment	Total	Non-controlling interests	Total stockholders'
Balance on december 31, 2018		57,000,000	30,440,288	(461,432)	(1,017,000)	12,582,477	(6,600,000)	91,944,333	1,992,581	(3,071,040)	859,370	(659,774)	91,065,470	529,990	91,595,460
Total comprehensive income		—	—	—	—	16,406,932	—	16,406,932	1,352,702	(675,497)	—	115,949	17,200,086	224,518	17,424,604
Net profit		—	—	—	—	16,406,932	—	16,406,932	—	—	—	—	16,406,932	224,518	16,631,450
Other comprehensive income		—	—	—	—	—	—	—	1,352,702	(675,497)	—	115,949	793,154	—	793,154
Financial assets measured at fair value through other comprehensive income		—	—	—	—	—	—	—	1,352,702	—	—	—	1,352,702	—	1,352,702
Employee benefit plan		—	—	—	—	—	—	—	—	(675,497)	—	—	(675,497)	—	(675,497)
Gain and loss - cash flow and investment hedge		—	—	—	—	—	—	—	—	—	—	115,949	115,949	—	115,949
Appropriation of net income from prior years		—	12,582,477	—	—	(12,582,477)	—	—	—	—	—	—	—	—	-
Option to acquire own instrument			(1,598,336)	—	950,000	—	—	(648,336)	—	—	—	—	(648,336)	—	(648,336)
Dividends and interest on capital	27.b	—	(6,600,000)	—	—	—	(4,200,000)	(10,800,000)	—	—	—	—	(10,800,000)	—	(10,800,000)
Share based compensation	39.b	—	50,886	—	—	—	—	50,886	—	—	—	—	50,886	—	50,886
Treasury shares	27.d	—	—	(219,703)	—	—	—	(219,703)	—	—	—	—	(219,703)	—	(219,703)
Treasury shares income	27.d	—	5,796	—	—	—	—	5,796	—	—	—	—	5,796	—	5,796
Other		—	(3,618)	—	—	—	—	(3,618)	—	—	—	—	(3,618)	(195,927)	(199,545)
Balance on december 31, 2019		57,000,000	34,877,493	(681,135)	(67,000)	16,406,932	(10,800,000)	96,736,290	3,345,283	(3,746,537)	859,370	(543,825)	96,650,580	558,581	97,209,161

Consolidated Financial Statements | December 31, 2021 | 8

Table of Contents * Values expressed in thousands, except when indicated.

		Stockholders´ Equity Attributable to the Parent

	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Financial Assets Measured at Fair Value Through Other Comprehensive Income	Defined Benefits plan	Adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2019		57,000,000	34,877,493	(681,135)	(67,000)	16,406,932	(10,800,000)	96,736,290	3,345,283	(3,746,537)	859,370	(543,825)	96,650,580	558,581	97,209,161

Total comprehensive income		—	—	—	—	13,418,529	—	13,418,529	(1,003,154)	555,624	—	105,159	13,076,158	32,224	13,108,382
Net profit		—	—	—	—	13,418,529	—	13,418,529	—	—	—	—	13,418,529	32,224	13,450,753
Other comprehensive income		—	—	—	—	—	—	—	(1,003,154)	555,624	—	105,159	(342,371)	—	(342,371)
Financial Assets Measured at Fair Value Through Other Comprehensive Income		—	—	—	—	—	—	—	(1,003,154)	—	—	—	(1,003,154)	—	(1,003,154)
Employee benefit plan		—	—	—	—	—	—	—	—	555,624	—	—	555,624	—	555,624
Gain and loss - Cash flow and investment hedge		—	—	—	—	—	—	—	—	—	—	105,159	105,159	—	105,159
Appropriation of net income from prior years		—	16,406,932	—	—	(16,406,932)	—	—	—	—	—	—	—	—	—
Option to Acquire Own Instrument		—	(67,000)	—	67,000	—	—	—	—	—	—	—	—	—	—
Dividends and interest on capital from prior years	27.b	—	(10,800,000)	—	—	—	10,800,000	—	—	—	—	—	—	—	—
Dividends and interest on capital	27.b	—	—	—	—	—	(3,837,085)	(3,837,085)	—	—	—	—	(3,837,085)	—	(3,837,085)
Treasury shares	27.d	—	—	(110,223)	—	—	—	(110,223)	—	—	—	—	(110,223)	—	(110,223)
Other		—	(2,443)	—	—	—	—	(2,443)	—	—	—	—	(2,443)	(277,920)	(280,363)
Balance on December 31, 2020		57,000,000	40,414,981	(791,358)	—	13,418,529	(3,837,085)	106,205,067	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872

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		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Financial Assets Measured at Fair Value Through Other Comprehensive Income	Defined Benefits plan	Adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2020		57,000,000	40,414,981	(791,358)	-	13,418,529	(3,837,085)	106,205,067	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872

Total comprehensive income		-	-	-	-	15,528,052	-	15,528,052	(2,389,705)	266,692	-	(855,335)	12,549,704	31,272	12,580,976
Net profit		-	-	-	-	15,528,052	-	15,528,052	-	-	-	-	15,528,052	31,272	15,559,324
Other comprehensive income		-	-	-	-	-	-	-	(2,389,705)	266,692	-	(855,335)	(2,978,348)	-	(2,978,348)
Financial Assets Measured at Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	(2,389,705)	-	-	-	(2,389,705)	-	(2,389,705)
Employee benefit plan		-	-	-	-	-	-	-	-	266,692	-	-	266,692	-	266,692
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	(855,335)	(855,335)	-	(855,335)
Appropriation of net income from prior years		-	13,418,529	-	-	(13,418,529)	-	-	-	-	-	-	-	-	-
Spin-Off	27.a & 27.c	(2,000,000)	(1,167,674)	-	-	-	-	(3,167,674)	-	-	-	-	(3,167,674)	-	(3,167,674)
Dividends and interest on capital from prior years	27.b	-	(3,837,085)	-	-	-	3,837,085	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	-	-	-	-	(9,649,000)	(9,649,000)	-	-	-	-	(9,649,000)	-	(9,649,000)
Treasury shares	27.d	-	-	78,319	-	-	-	78,319	-	-	-	-	78,319	-	78,319
Other		-	51,810	-	-	-	-	51,810	-	-	-	-	51,810	(9,808)	42,001
Balance on December 31, 2021		55,000,000	48,880,561	(713,039)	-	15,528,052	(9,649,000)	109,046,574	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495

The accompanying Notes are an integral part of these consolidated financial statements.

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Consolidated Statement of Cash Flows

	Note	2021	2020	2019
1. Cash Flows From Operating Activities
Consolidated profit for the year		15,559,324	13,450,753	16,631,450
Adjustments to profit		(13,898,808)	(31,268,076)	14,654,879
Depreciation of tangible assets	12.a	1,850,780	2,039,805	1,870,836
Amortization of intangible assets	14	583,141	539,322	521,021
Impairment losses on other assets (net)		165,799	84,908	131,435
Provisions and impairment losses on financial assets (net)		19,292,151	19,106,735	17,051,491
Net gains (losses) on disposal of tangible assets, investments and non-current assets held for sale	41&42	(32,512)	(308,176)	(20,489)
Income from companies accounted by the equity method	11.a	(144,184)	(112,261)	(149,488)
Changes in deferred tax assets and liabilities	23.d	2,265,227	(8,232,869)	(2,912,279)
Monetary adjustment of escrow deposits		(433,629)	(219,447)	(574,399)
Recoverable taxes		(217,820)	(120,220)	(182,469)
Effects of changes in foreign exchange rates on cash and cash equivalents		-	-	99
Effects of changes in foreign exchange rates on assets and liabilities		(35,669,654)	(44,250,466)	(2,609,679)
Other		(1,558,107)	204,593	1,528,800
Net (increase) decrease in operating assets		22,502,791	(139,525,961)	(42,332,510)
Financial assets measured at fair value through profit or loss		42,041,624	(26,198,034)	11,080,730
Financial assets measured at fair value through profit or loss held for trading		50,833,925	(43,070,163)	11,831,411
Non-trading financial assets mandatorily measured at fair value through profit or loss		(370,442)	(328,267)	746,024
Financial assets measured at fair value through other comprehensive income		4,094,548	(14,905,798)	(8,835,552)
Financial assets measured at amortized cost		(86,179,125)	(80,800,357)	(60,461,392)
Other assets		12,082,261	25,776,658	3,306,269
Net increase (decrease) in operating liabilities		(12,821,626)	200,930,390	41,219,165
Financial liabilities measured at fair value through profit or loss held for trading		(38,067,617)	33,203,455	(4,874,323)
Financial liabilities measured at fair value through profit or loss		421,317	1,516,522	3,373,359
Financial liabilities at amortized cost		30,512,246	165,920,919	40,961,046
Other liabilities		(5,687,572)	289,494	1,759,083
Tax paid	23.a	(4,534,538)	(1,269,150)	(5,301,184)
Total net cash flows from operating activities (1)		6,807,143	42,317,956	24,871,800

2. Cash Flows From Investing Activities
Investments		(2,679,473)	(2,019,278)	(3,500,499)
Acquisition of subsidiary, less net cash in the acquisition		(13,746)	(13,570)	(746)
Tangible assets	12.a	(1,162,774)	(1,235,923)	(1,924,783)
Intangible assets		(1,202,416)	(769,785)	(1,519,725)
Corporate Restructuring		(300,537)	-	(55,245)
Disposal		752,781	856,181	987,164
Tangible assets	12.a	37,576	47,096	29,911
Non - current assets held for sale		563,205	663,067	808,980
Dividends and interest on capital received		152,000	146,018	148,273
Total net cash flows from investing activities (2)		(1,926,692)	(1,163,097)	(2,513,335)

3. Cash Flows From Financing Activities
Acquisition of own shares	27.d	78,319	(110,223)	(219,703)
Issuance of Instruments Eligible to Compose Capital	19	5,500,000	-	-
Issuance of other long-term financial liabilities	18	101,784,961	60,047,656	53,017,039
Dividends and interest on capital paid		(9,907,319)	(10,280,430)	(6,953,718)
Payments of other long-term financial liabilities	18	(97,220,580)	(82,900,914)	(61,914,716)
Payments of subordinated liabilities	19	-	-	(9,885,607)
Payments of interest of Debt Instruments Eligible to Compose Capital	19	(911,306)	(914,645)	(328,892)
Net increase in non-controlling interests		17,415	6,842	(14,266)
Capital Increase in Subsidiaries, by Non-Controlling Interests		-	-	100,000
Total net cash flows from financing activities (3)		(658,510)	(34,151,714)	(26,199,863)
Exchange variation on Cash and Cash Equivalents (4)		-	-	(99)
Net Increase in Cash (1+2+3+4)		4,221,941	7,003,145	(3,841,497)
Cash and cash equivalents at beginning of year		28,446,808	21,443,663	25,285,160
Cash and cash equivalents at end of year		32,668,749	28,446,808	21,443,663
The accompanying Notes are an integral part of these consolidated financial statements.

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Cash and cash equivalents components	Note	2021	2020	2019
Cash	4	16,657,201	20,148,725	20,127,364
Loans and other	5	16,011,548	8,298,083	1,316,299
Total of cash and cash equivalents		32,668,749	28,446,808	21,443,663

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	10	235,904	445,173	735,864
Dividends and interest on capital declared but not paid	27.b	249,000	1,177,085	7,800,000
Supplemental information
Interest received		77,987,308	62,774,940	72,841,060
Interest paid		(26,668,842)	(18,332,228)	(28,519,953)

The accompanying Notes are an integral part of these consolidated financial statements.

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1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Building A - Vila Olímpia, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates in the segments of payments, management of shares’ club, securities and insurance brokerage operations, premium bonds, consumer finance, payroll loans, digital platforms, benefit vouchers, management and recovery of non-performing loans and private pension products. The operations are conducted within the context of a group of institutions that operates in the financial market on an integrated basis. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the Financial Statements for the year ended on December 31, 2021, at the meeting held on February 24, 2022.

These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

b)	Basis of presentation of the condensed consolidated financial statements

The consolidated financial statements have been prepared in accordance with the standards of the International Financial Reporting Standards (IFRS) issued by the International Accountant Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name International Financial Reporting Interpretations Committee - IFRIC). All relevant information specifically related to the financial statements of Banco Santander, and only in relation to these, are being evidenced, and correspond to the information used by Banco Santander in its management.

As described in FN 8 a.1), the comparative information for prior periods was adjusted to reflect the remeasurement of the commercialization of electric energy operation.

c) Other information

c.1) Adoption of new standards and interpretations

The following standard changes were adopted for the first time for the year beginning January 1, 2021:

•	Amendments to IFRS 9, IAS 39, IFRS 7 “Financial Instruments”, IFRS 4 “Insurance Contracts” and IFRS 16 “Leases”:

The changes provided for in Phase 2 of the IBOR reform address issues that may affect the Financial Statements during the reform of a benchmark interest rate, including the effects of changes in contractual cash flows or hedging relationships arising from the substitution of a rate for a alternative reference rate (replacement issues). The effective date of application of this change was January 1, 2021.

The Group's contracts linked to LIBOR were reviewed between the parties and updated by the respective alternative rates disclosed, plus a spread. Management has verified that the updated cash flows are economically equivalent to the original ones, so that there were no material impacts related to this replacement.

Therefore, the implementations above had no significant impact on these Financial Statements.

Rules and interpretations that will come into effect after December 31, 2021

On the date of preparation of these consolidated financial statements, the following standards that have effective adoption date after January 1, 2022 and have not yet been adopted by the Bank are:

•	Amendment to IAS 37 “Provision, Contingent Liabilities and Contingent Assets”: in May 2020, the IASB issued this amendment to clarify that, for the purpose of assessing whether a contract is onerous, the cost of contract performance includes the incremental costs of performance contract and an allocation of other costs that are directly related to its performance. The effective date of application of this change is the 1st. January 2022.

•	IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts that aims to replace IFRS 4. The implementation date of IFRS 17 is January 1, 2023. This standard is intended to demonstrate greater transparency and information useful in financial statements, one of the main changes being the recognition of earnings as the measure of delivery of insurance services, in order to assess the performance of insurers over time. Banco Santander is evaluating the possible impacts when adopting the standard.

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•	Amendment to IFRS 3 “Business Combinations”: issued in May 2020, with the aim of replacing the references from the older version of the conceptual framework to the newer one. The amendment to IFRS 3 is effective from January 1, 2022.

•	Annual improvements – 2018-2020 cycle: in May 2020, the IASB issued the following amendments as part of the annual improvement process, applicable from January 1, 2022:

(i)	IFRS 9 - "Financial Instruments" - clarifies which fees should be included in the 10% test for writing off financial liabilities.

(ii)	IFRS 16 - "Leases" - amendment to example 13 in order to exclude the example of lessor payments related to improvements in the leased property.

(iii)	IFRS 1 "Initial Adoption of International Financial Reporting Standards" - simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent, in relation to measuring the accumulated amount of exchange rate variations.

•	Classification of Liabilities, amendments to IAS 1 “Presentation of Financial Statements”, considering non-current liabilities those in which the entity has the possibility of deferring payment for more than 12 months from the closing date of the reporting period. The amendments to IAS 1 are effective as of January 1, 2023.

•	Modification of IAS 8 – Presentation of Financial Statements and IAS 8 Accounting Policies: changes in accounting estimates and errors, which use a consistent definition of materiality for the purpose of making material judgements and deciding on the information to be included in the financial statements. The amendments to IAS 1 are effective as of January 1, 2023.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12 1 January 2023: The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendments to IAS 12 are effective as of January 1, 2023.

There are no other IFRS standards or IFRIC interpretations that have not yet come into effect that could have a material impact on the Bank's financial statements.

c.2) Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Bank's directors in the preparation of interim consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in accordance with IFRS, are the best estimates in accordance with the applicable standard.

Consolidated financial management, as estimates are made by the note of the Bank and the consolidated entities in order to quantify certain assets, liabilities, income and expenses and disclosures of explanatory notes.

c.2.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and in the disclosure of explanatory notes, are described below:

i. Fair value assessment of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured, at the end of each period, using valuation techniques. This calculation is based on assumptions, which consider Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments into Levels I, II or III.

Notes 2.e & 46.c8 of the Consolidated Financial Statements as of December 31, 2021 present the accounting practice and sensitivity analysis for the Financial Instruments, respectively.

ii. Allowance for loan losses due to impairment

The carrying amount of non-recoverable financial assets is adjusted by recording a provision for impairment chargeable to “Losses on financial assets (net) – Financial assets measured at amortized cost” in the consolidated statement of income. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment loss decreases and can be objectively related to a recovery event.

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To individually measure the impairment loss of loans assessed for impairment, the Bank considers the counterparty's conditions, such as its economic and financial situation, level of indebtedness, capacity to generate income, cash flow, administration, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value , and also based on historical impairment experience and other circumstances known at the time of the valuation.

To measure the impairment loss of loans collectively assessed for impairment, the Bank separates financial assets into groups considering the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with historical impairment experience and other circumstances known at the time of the valuation.

Notes 2.h & 46.b2 to the Consolidated Financial Statements as of December 31, 2021, present the accounting practice and measures for measuring credit risk, respectively.

iii. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study, carried out annually by a specialized company, at the end of each year, effective for the subsequent period and are recognized in the consolidated income statement under Interest and similar expenses and Provisions (net).

The present value of a defined benefit obligation is the present value, less any plan assets, of expected future payments necessary to settle the obligation resulting from employee service in current and past periods.

Additional details can be found in note 2.w to the Consolidated Financial Statements as of December 31, 2021.

iv. Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

Explanatory note 2.q to the Bank's consolidated financial statements for the year ended December 31, 2021, features information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Bank between December 31, 2020 and December 31, 2021, the date of preparation of these consolidated financial statements.

v. Goodwill

The goodwill recorded is subject to the impairment test, at least once a year or in a shorter period, in the event of any indication of impairment of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and the alteration of any of these factors could have a different result. The cash flow estimate is based on a valuation prepared by an independent expert annually or whenever there is evidence of a reduction in its recoverable amount, which is reviewed and approved by management.

Further details are in note 13.

vi. Expectation of realization of tax credits

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recovered on differences between the book values of assets and liabilities and their respective calculation bases, and accumulated tax credits and losses and the negative CSLL base. These amounts are measured at the rates expected to be applied in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be used, and the deferred tax assets do not result from the initial recognition (except in a business combination) of other assets and liabilities in an operation that affects neither taxable income nor taxable income. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits to be used.

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Deferred tax assets and liabilities recognized are revalued on the date of each balance sheet, making appropriate adjustments based on the findings of the analyzes carried out. The expectation of realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

For further details, see note 2.z to the Consolidated Financial Statements of December 31, 2021.

2.	Accounting policies and method of measurement

The accounting policies and method of measurement applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The financial statements are presented in Brazilian Reais, the functional and reporting currency of Banco Santander and its subsidiaries.

The assets and liabilities and foreign subsidiary are converted to Real as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheets date.

- Revenues and expenses are translated at the monthly average exchange rates.

- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

b) Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has control. Control is based on whether the Bank has: i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns, as set forth in the law, the Bylaws or agreement.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Specifically, income and expense of a subsidiary acquired or disposed during the year are included in the consolidated income statement and other comprehensive income from the date the Bank gains controls until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of Other Comprehensive Income are attributed to the owners of the Bank and to the non-controlling interests even if the effect is attributed to non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest even if this generates a negative balance for non-controlling interests. All transactions, balances, income and expenses between the companies of the Santander Group are eliminated in the consolidated financial statements.

Changes in the Santander Group’s interest in a subsidiary that do not result in loss of control are registered as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Bank loses control of a controlled delivery, or the loss is recognized in the income statement and is the difference between: (i) the sum of the fair value of the deliveries received and the fair value of the residual interest; and (ii) the prior balance of assets (including goodwill) and liabilities of the subsidiary and non-equity interests, if any. All amounts previously recognized “Other Comprehensive Income” related to are accounted for as if the Bank had directly disposed of the corresponding assets or liabilities of the subsidiary (i.e., reclassified to income or transferred to another equity account, as mandatory or mandatory authorized by IFRS). The fair value of an investment held on the former date of loss of control is considered as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments or, when applicable, recognition on initial recognition of an investment in an associate or joint venture.

ii. Interests in joint ventures (jointly controlled entities) and associates

Joint ventures mean interests in entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the ventures.

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Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

In the consolidated financial statements, interest in joint ventures and investments in associates are registered using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into consideration the dividends received from capital reductions and other related transactions. Relevant information regarding companies registered under the equity method by the Bank is provided in note 11.

iii. Business combinations, acquisitions and disposals

A business combination is the combination of two or more separate entities or economic units into one single entity or group of entities and is registered in accordance with IFRS 3 - “Business Combinations”.

Business combinations are carried out so that the Bank obtains control over an entity and are recognized for accounting purposes as follow:

• The Bank measures the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated financial statement.

• The excess of the acquisition cost over the fair value of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair value of the identifiable net assets over the acquisition cost is an advantageous purchase gain and it is recorded as income on the date of the acquisition.

The note 3 includes a description of the most significant transaction carried out in 2021, 2020 and 2019.

iv. Investment Funds

These include investment funds in which the Santander Group companies hold a substantial interest or the entirety of the interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund, in accordance with IFRS 10 - Consolidated Financial Statements and are therefore, consolidated in these financial statements.

c) Definitions and classification of financial instruments

i. Definitions

“Financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or financial interest of another entity.

“Equity instrument” is any agreement that evidences a residual interest in the asset of the issuing entity after deducting all of its liabilities.

“Financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is zero or very small compared with other financial instruments with a similar response to changes in market factors, and which is settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect to make part of the cash flow of the hybrid contract vary similar to a stand-alone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

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• Investments in subsidiaries, jointly controlled entities and associates (note 3&11).

• Rights and obligations under employee benefit plans (note 21).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Assets held for sale or they relate to Cash, cash balances at Central Banks and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

• Financial Assets Measured at Fair Value Through Profit or Loss Held for Trading: this category includes the financial assets acquired to generate short-term profit resulting from the fluctuation of its prices and financial derivatives not classified as hedging instruments, whose primary intention of the Bank is to trade them frequently.

• Financial Assets Measured at Fair Value Through Profit or Loss: this category includes the financial assets that did not meet the pre-established criteria when evaluating the SPPI Test (Solely Payment of Principal and Interest).

• Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss: this category includes the financial assets that at the time of initial designation was made the fair value option.

• Financial Assets Measured at Fair Value Through Profit or Loss: are stated at fair value. This category does not include debt instruments classified as “Held-to-maturity investments” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”.

Results arising from changes in fair value are recognized in the item adjustment to market value in equity, with the exception of impairment losses, which are recognized in profit or loss. When the investment is disposed of or has evidence of a decline in fair value due to non-recovery, the result previously accumulated in the account of adjustments to fair value in equity is reclassified to income.

• Financial Assets Measured at Amortized Cost: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheets at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following headings in the consolidated financial statements:

• Cash and balances with the Bacen: cash balances and balances receivable on demand relating to deposits with Bacen and credit institutions.

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• Financial Assets Measured At Amortized Cost: includes the debit balances of all credit and loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items.

• Loans and other amounts with credit institutions: credit of any nature in the name of financial institutions.

• Loans and advances to clients: includes debit balances of all the remaining credit and loans granted by the Bank, including money market operations through centralized counterparties.

• Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

• Equity instruments: Financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.

• Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

• Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

• Investments in associates and jointly controlled companies: includes the investments made in the share capital of associates and jointly controlled companies.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Other Financial Assets At Fair Value Through Profit Or Loss: this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements ("reverse repos") or borrowed (short positions).

• Other Financial Assets At Fair Value Through Profit Or Loss: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

• Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated financial statements:

• Deposits from Bacen: deposits of any nature received from Bacen.

• Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

• Client deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from client.

• Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

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• Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

• Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

• Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

• Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

• Hedging derivatives: includes the fair value of the Bank's liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

•Equity instruments: financial instruments issued by other entities, such as shares, with the nature of equity instruments for the issuer, except investments in subsidiaries, jointly controlled entities or associates.

d) Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered in specific heading liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be recognized as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in explanatory note 19.

e) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated costs of transaction that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have as equity instruments subject and are settled by delivery of those instruments.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

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All derivatives are recognized in the balance sheets at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains (losses) on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Financial Assets Measured At Amortized Cost” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) between the difference of the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements and securities loans and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial Assets Measured at Fair Value Through Profit or Loss” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate - and those arising for other reasons, which are recognized at their net amount in the heading “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity in then heading “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

iv. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to clients who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

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A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a derivative measured at fair value through profit or loss.

When fair value hedge accounting is discontinued (expired, sold our no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity in the heading "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

For the accounting and disclosure of the hedge accounting structures as of December 31, 2019, the bank used the faculty of IFRS 9, to maintain the practices determined by IAS 39.

f) Settlement of financial assets and liabilities

Write-off of Financial Assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the rights to receive the contractual cash flows in a transaction in which essentially all the risks and rewards of ownership of the financial asset are transferred or in which the Bank does not transfer or retain substantially all the risks and rewards of ownership of the financial asset and does not control the financial asset.

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On derecognition of a financial asset, the difference between the carrying amount of the asset (or carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained, less any new liability assumed) and (ii) any accumulated gains or losses recognized in “Other Comprehensive Income” are recorded in income.

As of the IFRS opening date, mentioned above, any accumulated gains/losses recognized in “Other Comprehensive Income” in relation to equity instruments designated at fair value through Other Comprehensive Income are not recorded in income upon derecognition of these securities.

The Bank carries out operations in which it transfers the assets recognized in its balance sheet, but retains all or substantially all the risks and benefits of the transferred assets or part of them. In these cases, the transferred assets are not written off. Examples of these operations include assignments of loan portfolios with recourse. In transactions in which the Bank does not retain or transfer substantially all the risks and rewards of ownership of a financial asset and controls the asset, the Bank continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Write-off of Financial Assets by Assignment of Credit

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties-unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3. If the Bank neither transfers or retains substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Write-off of Financial Liabilities

The Bank writes off a financial liability when its contractual obligations are extinguished, canceled or when they expire.

g) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheets at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously, as provided for in IFRS 7 / IAS 32, additionally the Bank has an agreement for the clearing and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in higher financial settlement guarantee, with the parties that have this modality of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations with the counterparty.

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The following table provides details of financial assets and liabilities subject to offsetting at December 31, 2021, 2020 and 2019:

Thousand of reais			2021
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	21,575,848	(435,925)	21,139,923

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	25,054,906	(435,925)	24,618,981

Thousand of reais			2020
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	26,808,181	(560,666)	26,247,515

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	29,917,498	(560,666)	29,356,832

Thousand of reais			2019
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	19,279,829	(458,929)	18,820,900

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	21,264,072	(458,929)	20,805,143

h) Impairment of financial assets

i. Definition

A financial asset is considered impaired when there is objective evidence that events have occurred which:

• Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);

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• In the case of equity instruments, mean that their carrying amount may not be fully recovered.

• Arising from the violation of terms of loans, and

• During the Bankruptcy process.

As a general rule, the adjustment of the value of the impaired financial instruments is recognized in the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment loss is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded in income statements.

In estimating the future cash flows of debt instruments the following factors are considered:

• All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss considers the likelihood of collecting accrued interest receivable.

• The various types of risk to which each instrument is subject; and

• The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically, in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, in the examination and to document debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduction of the exposure to credit risk, are based on an individual basis or grouped by similarity.

• Clients with individual management: Wholesale clients, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support the decision-making based in internal risk assessment.

• Clients with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specialized in this type of risk. The credits related to clients standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans. Loans are either individually or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as his economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

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Table of Contents * Values expressed in thousands, except when indicated.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

In some cases, the observable data required to estimate the amount of an impairment loss on a financial asset may be limited or no longer fully relevant to current circumstances.

In such cases, an entity uses its experienced judgment to estimate the amount of any impairment loss. Similarly, an entity uses its experienced judgment to adjust observable data for a group of financial assets to reflect current circumstances.

The impairment loss is calculated by using statistical models that consider the following factors:

• Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty. The timing of default is considered in the PD measurement.

• In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheets.

• Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower default in the coming year. A loan will be defaulted if either the principal or interest become past due by ninety days or more or the loan is active but there are doubts about the solvency of the counterparty (subjective doubtful assets).

• Loss is given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, considering the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.

• Loss identification period, or "LIP - Loss identification period", is the period of time between the occurrence of a loss event and the identification of evidence of such loss. In other words, it represents the time horizon from the occurrence of the credit loss to the effective confirmation of such loss.

• In addition, prior to loans be written-off (which is only done after the Bank have completed all recovery efforts and after about 360 days late), it is registered fully provision of the loan´s remaining balance so this provision (allowance for loan losses) fully covers the losses. Thus, the Bank that its loan loss allowance methodology has been developed to meet its risk metrics and capture loans that could potentially become impaired.

iii. Debt or equity instruments classified as financial assets measured at fair value through other comprehensive income

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in equity under "Other Comprehensive Income."

When there is objective evidence that the aforementioned differences are due to a prolonged decline in fair value, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses from a prolonged decline in fair value relating to an investment in equity instruments are not reversed in subsequent periods.

i) Repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognized in the consolidated financial statements as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with Bacen, Loans and advances to credit institutions or Loans and advances to clients (Deposits from Bacen, Deposits from credit institutions or Client deposits).

Differences between the purchase and sale prices are recognized as interest over the duration of the contract.

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j) Accounting for leases

As of January 1, 2019, the Bank adopted IFRS 16, which replaces IAS 17.

I. Lease Identification

Upon adoption of IFRS 16, the Bank recognizes lease liabilities, following the principles of IFRS 16 - Leases.

The following exemptions from recognition are also being used:

• Accounting for leases with a remaining term of less than 12 months as at 1 January 2019 as short-term leases;

• Accounting for leases where the underlying asset is of low value;

• Until January 1, 2019, leases of fixed assets, in which the Bank, as lessee, held substantially all the risks and rewards of ownership were classified as leases. The balances shown are immaterial.

The Bank leases several properties and equipment. Predominantly, the assets subject to the lease agreements are real estate business related to the branches.

Banco Santander does not have right-of-use assets that meet the definition of investment properties.

II. Lease Term

Lease agreements are individually formalized, analyzed and renegotiated and contain a wide range of different terms and conditions. The Bank assesses the term of the contract, as well as the intention to remain in the properties. Thus, time estimates may vary according to contractual conditions, considering extension options, and also according to legal provisions.

The Bank assumes that the fines for contractual termination charged before the due date do not make up a significant portion.

Lease agreements does not contain restrictive clauses, but leased assets cannot be used as collateral for loans.

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III. Initial Measurement

On their initial recording, leases are recognized as a right-of-use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right of use to be recorded is measured at cost as a contra entry to the lease liability that represents the present value of lease payments that are not made to date. Lease payments are discounted using the lessee's incremental borrowing rate. There is no onerous contract that required an adjustment to the rights of use to be recorded as assets on the date of first-time adoption.

Rights of use are measured at amortized cost in accordance with the following:

• The initial measurement value of the lease liability;

• Any lease payments made before or on the commencement date less any incentive received;

• Any directly attributable upfront cost; and

• Restoration costs, if the requirements of IAS 37 are met for recording Provisions, Contingent Liabilities and Contingent Assets.

Grupo Santander uses as an incremental rate the interest rate it would have to pay when borrowing the funds necessary to obtain the asset with a value similar to the asset subject to the lease, for a term, guarantee and similar economic scenarios, represented in Santander Brasil, by the curve cost of funding (funding) of a free asset, applied individually to each contract in accordance with the estimates projected as the lease term.

Lease liabilities include the net present value of the following lease payments:

• Reduced fixed payments of any incentive;

• Variable payments that are based on a rate or index;

• Amounts expected to be paid by the lessee based on the residual value of guarantees;

• The exercise price of a call option, if the lessee has reasonable certainty about exercising the option; and

• Payment of penalties for terminating the lease if the term of the transaction reflects the exercise of the option by the lessee.

Lease liabilities are mainly adjusted for inflation (IGP-M), whose estimated projections on the base date of December 31, 2021 are presented below:

IGP-M Projection (annual)
Until 3 months	17.8%
From 3 to 12 months	6.6%
From 1 to 3 years	3.5%
From 3 to 5 years	3.5%
More than 5 years	3.5%

IV. Subsequent Measurement

After the initial measurement, the values of the assets recorded as right of use are being updated using the cost method, thus any accumulated depreciation is deducted monthly, in accordance with the criteria of IAS 16 / CPC 27 - Fixed Assets on asset depreciation right of use and corrected any remeasurement of the lease liability, where applicable.

The lease liability initially recorded is updated monthly by increasing the amount of the liability for the interest portion of each lease agreement and reducing the amount of monthly lease payments and corrected for any lease remeasurement, when applicable.

The lease liability is remeasured, in the event of changes in the lease term or contract value, the amount resulting from the new determination of the lease liability is recorded as a contra entry to the corresponding right-of-use asset.

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Table of Contents * Values expressed in thousands, except when indicated.

The effects of the adoption of IFRS 16 have an impact exclusively on the operating segment – Commercial Banking.

k) Assets held for sale

“Assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be assets held for sale through the completion of actions which normally occurs up to one year.

Assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. These assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized in the heading “Gains (losses) on disposal and expenses of assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

l) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated financial statements at December 31, 2021, 2020 and 2019 is provided in note 43-d.

m) Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware, right-of-use of assets and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite life and, therefore, it is not depreciated.

The Depreciation expense on tangible assets is recognized in the consolidated statement of income and is basically calculated using the following depreciation rates (based on the average years of estimated useful lives of the different assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The Bank assesses at end of each reporting period, if there is indication that the items of tangible assets carrying amount may be impaired, that is if there is an asset with its carrying amount bigger than its recoverable amount, either for use or sale.

Once an impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in the heading "Impairment loss on other assets (Net)". Additionally, the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

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Table of Contents * Values expressed in thousands, except when indicated.

In case of evidence or indication of a recovery of a tangible asset value, the Bank recognizes the reversal of the impairment loss amount recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the asset. Under no circumstance, a reversal of impairment loss of an asset will increase its carrying amount higher than the amount that it would have had no impairment loss been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

n) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software development. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

i. Goodwill

In the acquisition and/or merger of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment on non financial assets (net) - Intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to their carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise them based on their respective fair values at the date of purchase.

In the case of a business combination made in stages, prior interest in the acquired is measured again at fair value at the acquisition date when control of the acquired is obtained.

ii. Other intangible assets

Other intangible assets are non-monetary assets without physical substance. Generally arising from software development and acquisition of rights that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period, if there is any indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. After identifying any reduction in impairment loss, it is adjusted to reach its fair value.

Measurement of the recoverable amount of other intangible assets - software is made based on the value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank.

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Table of Contents * Values expressed in thousands, except when indicated.

Expenditures for acquisition and development of software are amortized over a maximum period of 5 years.

o) Other assets

Other Assets include the balances of all prepayments and accrued income (excluding accrued interest), acquired client list, the net amount of the difference between pension plan obligations and the fair value of the plan assets with a balance on the entity’s behalf, when this net amount shall be disclosed in the consolidated financial statements, and the amount of any other assets not included in other items.

The Bank uses the value in use of client relationship as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value to be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of client lists acquired related to the purchase of the "payroll" will be determined individually. An analysis that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows is prepared by the business areas. Quarterly, these analyses are reviewed based on the actual cash flows of each business (value in use), which are compared with the carrying amount, checking whether there is a need to record a loss on non-recoverability.

p) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by actuarial provisions for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk, other than a financial risk, from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires or is cancelled.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator and based on management’s future expectations. In the later case, the anticipated future investment yield is set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each financial statement date an assessment is made in order to verify whether the actuarial provisions are adequate.

In the years ended December 31, 2021, 2020 and 2019, as determined by IFRS 4 - Contracts classification and subsequent amendments, the adequacy of the technical provisions constituted were evaluated through Liability Adequacy Test (LAP).

At December 31, 2021, the LAT indicated the need for the additional constitution of technical provisions amounted to R$209,277 (12/31/2020 - R$285,554 and 12/31/2019 - R$357,539) for Indemnity Funds for Benefit (FGB) plans.

q) Provisions for legal and administrative proceedings, commitments and other provisions

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, lawsuits and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements.

Provisions are reviewed at each financial statement date and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the outflows of resources and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

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Table of Contents * Values expressed in thousands, except when indicated.

Provisions for the lawsuits and administrative proceedings are recorded when their risk of loss is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits, the legal opinion of the internal and external advisors, based on the best available information. For those lawsuits for which the risk of loss is possible, are not recorded and the information is disclosed in the financial statements and for the lawsuits for which the risk of loss is remote, no disclosure is required.

Contingent assets are not recognized, except when there are guarantees or favorable lawsuits decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

On the favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements, to file a rescission lawsuit within a period determined by current legislation. Rescission lawsuits are considered as new events and will be evaluated for contingent liability purposes if and when they are filed.

r) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

s) Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant continues to be employed by the Bank during the term of the Plan for his rights to vest; (2) performance conditions, since the number of Units that ultimately vest will be determined according to the result of certain performance parameter of the Bank, such as: total Shareholder Return (TSR) and may be reduced in case of failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are linked to the market price of the Bank´s shares. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, considering the market conditions for each plan when estimating the fair value.

Settlement in shares

The Bank measures the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, considering the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Bank considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest. Semi-annually, the Bank reviews the estimate of the number of equity instruments expected to vest.

Settlement in cash

For cash-settled share-based compensation (in the form of share appreciation rights), the Bank measures the fair value of services rendered and the corresponding liability incurred, based on the fair value of the share appreciation rights at the grant date and until the liability is settled. The Banks remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Bank bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognizes the amount for the services received during the vesting period based on such best available estimate. Periodically, the Bank reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.

t) Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method.

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Table of Contents * Values expressed in thousands, except when indicated.

ii. Commissions, fees and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (note 34). The main criteria are as follows:

• Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

• Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

• Those relating to services provided in a single act are recognized when the single act has been performed.

iii. Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in the income statement over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

u) Guarantees

v.1) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the commission of the financial guarantees as liability in the consolidated financial statements at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over their term.

Financial guarantees, regardless of the guarantor, type of instrument or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions made for these transactions are recognized in the heading “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated financial statements (note 22).

If a specific provision is required for financial guarantees, the related unearned commissions are recognized in the heading “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated financial statements are reclassified to the appropriate provision.

v.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander controls the credit risk using the collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies.

Banco Santander uses guarantees in order to increase its ability to recover operations subject to credit risk. The guarantees can be fiduciary, real, legal structures with power mitigation and compensation agreements. Annually the bank reviews its guarantees policies to capture changes in the market, in the characteristics of the assets given as guarantees and the conditions of the assets, these are examples of technical parameters reviewed.

Credit limits are continually monitored and changed in client behavior function. Thus, the potential loss values represent a fraction of the amount available.

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Table of Contents * Values expressed in thousands, except when indicated.

v) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated financial statements. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 43-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated financial statements since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized in the heading “Fee and commission income” in the consolidated income statement.

w) Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

Defined contribution plans

Defined contribution plans are the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made are recognized in the heading "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 21. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with the former employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

In addition, there is full recognition in liabilities heading of actuarial losses (actuarial deficit) not recognized previously when they occur, which its counterparty is a heading in the stockholders’ equity (Other Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value without any deduction from the plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan assets in the financial statements when they meet the following characteristics: (i) the fund assets are sufficient to meet all employee benefit plan or the sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service provided in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service provided in prior periods resulting from a change in the plan or reductions in the number of employees covered.

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Table of Contents * Values expressed in thousands, except when indicated.

Post-employment benefits are recognized in income in the headings "Interest expense and similar Charges" and "Provisions (net)".

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

x) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 21).

y) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

z) Income taxes (IRPJ), Social Contribution (CSLL), Social Integration Program (PIS) and Tax for Social Security Financing (COFINS)

The income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and COFINS. Current Income Tax and Social Contribution arise from the application of the respective rates on taxable income, and the PIS and COFINS rates applied on the respective calculation base provided for in the specific legislation, also added to the changes in deferred tax assets and liabilities recognized in the consolidated income statement. The CSLL rate, for banks of any kind, was raised from 15% to 20%, effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

The IRPJ charge is calculated at the rate of 15%, plus a surcharge of 10%, applied on profit, after making the adjustments determined by tax legislation. The CSLL is calculated at the rate of 15% for financial institutions and legal entities of private insurance and capitalization and 9% for other companies, levied on profit, after considering the adjustments determined by tax legislation.

The CSLL rate for banks of any kind, financial institutions, private insurance companies and capitalization companies (financial sector companies) was increased by 5% for the base period between July 1, 2021 and 31 December 2021, pursuant to Law 14,183/2021 (result of the conversion into the Provisional Measure Law (MP) 1,034/2021).

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax assets classified as "Current" are amounts of tax to be recovered within the next twelve months.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carry forwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized as temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Due to the change in social contribution tax rate, the group companies made the remeasurement of tax credit assets and deferred liabilities at the rates applicable to the period in which estimates the realization of assets and settlement of liabilities.

Income and expenses recognized directly in stockholders equity are accounted as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each financial statement date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits is based on the Bank's projections of future results and on technical analysis of the realization of the temporary differences, as shown in note 23.

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Table of Contents * Values expressed in thousands, except when indicated.

• IFRIC 23 - Published in June 2017 by the IASB, IFRIC 23 - Uncertainty about the Treatment of Income Tax on Income is mandatory from January 1, 2019 and aims to clarify procedures for the application of recognition and measurement requirements established in IAS 12 Income Taxes when there is uncertainty as to the treatment to be adopted for Income Taxes. Said standard did not generate significant impacts on these Financial Statements.

aa) Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the following meanings:

• Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value and original maturity of three months or less.

• Operating activities: the primary revenue-generating activities of credit institutions and other activities that are not investing or financing activities.

• Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded in the headings "Cash" and "Loans and amounts due from credit institutions" in the consolidated financial statements, except restricted resources and long-term transactions.

The interest paid and received correspond to operating activities of Banco Santander.

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Table of Contents * Values expressed in thousands, except when indicated.

3.	Basis of consolidation

Below are highlighted the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method by the Bank is provided in Note 11.

		Quantity of Shares or Quotas Owned (in Thousands)			12/31/2021
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Consolidated Participation
Controlled by Banco Santander
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recovery of Defaulted Credits	2,142,011	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A.	Tecnology	381	-	80.00%	80.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	30,988	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	436,441	-	100.00%	100.00%
Santander Corretora de Títulos e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,640	14,067,640	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	196,979	-	100.00%	100.00%
Paytec Tecnologia em Pagamentos Ltda.	Other Activities	348	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Bank PSA	Bank	105	-	0.00%	50.00%
Bank Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solutions 4Fleet	Other Activities	328	-	0.00%	80.00%
Controlled by Santander Leasing
Bank Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	348	-	0.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	0.00%	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A.	Other Activities	3,808	-	0,00%	90,00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	0.00%	100.00%
Liderança Serviços Especializados em Cobranças Ltda.	Collection and Recover of Credit Management	250	-	0.00%	100.00%
Controlled by Paytec Tecnologia em Pagamentos Ltda.
Paytec Logística e Armazém Ltda.	Other Activities	100	-	0.00%	100.00%
Controlled by PI Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda.	Broker	19,140	-	0.00%	60.00%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Broker	98,400	-	0.00%	100.00%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Other Activities	22,452	-	0.00%	50.00%

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Table of Contents * Values expressed in thousands, except when indicated.

Consolidated Investment Funds

•	Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•	Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•	Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•	Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);
•	Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•	Santander Paraty QIF PLC (Santander Paraty) (2);
•	Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (1);
•	Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);
•	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);
•	Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (4);
•	Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (5);
•	Atual - Multimarket Investment Fund Private Credit Investment Abroad (6);
•	Verbena FCVS – Fundo de Investimento em Direitos Creditórios(7).

(1) Banco Santander was a creditor of certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of properties as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a payment in payment of the aforementioned credit operations. At the Extraordinary General Meeting (AGE) held on October 30, 2018, the change of name from BRL V - Fundo de Investimento Imobiliário - FII to Prime 16 - Fundo de Investimento Imobiliário was approved.

(2) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Sub-Fund, residing in Ireland, and both are fully consolidated in their Consolidated Financial Statements. In the Irish market, an investment fund cannot act directly and, for this reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have an equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(3) This fund was created and started to be consolidated in September 2017. It refers to a structure in which Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recuperação de Creditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Creditos Financeiros), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(4) This fund was consolidated in November 2018 and is controlled through Banco Bandepe S.A.

(5) This fund started to be consolidated in June 2019 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(6) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(7) This fund was consolidated in February 2021 and is controlled through Banco Santander Brasil S.A. It holds 100% of the shares in this fund.

Corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

i) Acquisition of equity interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. (“SHI”) – a wholly owned subsidiary of the Company – celebrated, with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), certain Share Purchase and Sale Agreement and Investment Agreement, by which, once the transaction is carried out, it will hold 90% of the capital stock of Apê11 (“Transaction”). Apê11 acts as a collaborative marketplace, pioneering the digitization of the purchase journey of houses and apartments. After the fulfillment of the precedent conditions established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on December 16, 2021.

Consolidated Financial Statements | December 31, 2021 | 38

Table of Contents * Values expressed in thousands, except when indicated.

ii) Acquisition of equity interest in Liderança Serviços Especializados em Cobranças Ltda. and Fozcobra Agência de Collections Ltda.

On August 4, 2021, Atual Serviços de Recovery de Créditos e Meios Digitais S.A. (“Atual”) – a wholly-owned subsidiary of the Company – celebrated, with the partners of Liderança Serviços Especializados em Cobranças Ltda. (“Liderança”), a certain Agreement for the Assignment of Quotas and Other Covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Liderança (“Transaction”). Liderança operates in the area of overdue credit recovery, providing extrajudicial collection services to financial institutions of different sizes, retail networks, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. After the fulfillment of the precedent conditions established in the Agreement for the Assignment of Quotas and Other Covenants, the closing of the Transaction was formalized on October 1, 2021. Subsequently, Fozcobra was merged into Leadership on October 4, 2021.

iii) Acquisition of Equity Interest in Solutions 4Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), celebrated with the partners of Solution 4Fleet Consultoria Empresarial Ltda. (“Solutions 4Fleet”), certain Investment Agreement and Share Purchase and Sale Agreement, by which, once the transaction is carried out, Aymoré will hold 80% of the capital stock of Solution 4Fleet (“Transaction”). Solutions 4Fleet specializes in structuring vehicle rental and subscription businesses – long-term rental for individuals. After the fulfillment of the precedent conditions established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on October 8, 2021.

iv) Acquisition of equity interest in Car10 Tecnologia e Informação S.A and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli (“Pag10” and, together with Car10 Tecnologia, “Car10”), certain Investment Agreements and Share Purchase and Sale Agreements, under which, once the transaction is carried out, Webmotors will hold approximately 66.7% of the share capital of Car10 Tecnologia, which, in turn, is the sole holder of Pag10 (“Transaction”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; auto body and Paint; and cleaning and sanitizing, as well as emergency assistance and towing. After compliance with the condition’s precedent established in the Investment Agreement for the Purchase and Sale of Shares, the closing of the Transaction was formalized on September 20, 2021.

v) Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários S.A. (“Pi”), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (jointly “Monetus”), investment agreement and other covenants, whereby, once the transaction is carried out, Toro Investimentos will hold 100% of the capital stock of Monetus (“Transaction”). Monetus, originally from Belo Horizonte, carries out its activities through an automated investment application based on objectives, after considering the client's needs and risk profile, the application automatically creates, executes and tracks a diversified and personalized investment strategy that use the platform to undertake and serve customers in the best way. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

vi) Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários S.A. (“Pi”), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda. (together “Mobills”), an investment agreement and other covenants, by which, once effective In the transaction, Toro Investimentos will hold 100% of the capital stock of Mobills (“Transaction”). Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

vii) Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil and Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) S.A. (“Banco Santander”) and Banco Bandepe S.A. (“Bandepe”) entered into a Share Purchase Agreement through which Banco Santander acquired the entire interest shareholding held by Bandepe in Santander Leasing S.A. Arrendamento Mercantil (“Santander Leasing”), which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, the merger of all the shares of Bandepe by Santander Leasing was resolved, in order to convert Bandepe into a wholly owned subsidiary of Santander Leasing (“Incorporation of Shares”). The Merger of Shares resulted in an increase in the capital stock of Santander Leasing of R$ 5,365,189,080.65 (five billion, three hundred and sixty-five million, one hundred and eighty-nine thousand, eighty reais and sixty-five cents), in reason for the merger of shares issued by Banco Bandepe held by Banco Santander.

Consolidated Financial Statements | December 31, 2021 | 39

Table of Contents * Values expressed in thousands, except when indicated.

viii) Partial spin-off and segregation of Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

After the approval of the studies and favorable proposal of the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of shares owned by them issued by Getnet Acquirência e Serviços for Meios de Pagamentos S.A. (“Getnet”), with a version of the split portion for Getnet itself. Upon completion of the spin-off, the shareholders of Santander Brasil will become direct shareholders of Getnet in proportion to their participation in the capital of Santander Brasil and the shares and Units of Santander Brasil will be traded with the right to receive the shares and Units of issue of Getnet.

As a result of the Spin-off, Santander Brasil's share capital was reduced in the total amount of 2,000,000 (two billion reais), without the cancellation of shares, with Santander Brasil's share capital increasing to 57,000,000 (fifty-seven billion reais) to 55,000,000 (fifty-five billion reais).

ix) Signing of an agreement for the Acquisition of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Eireli.

On December 8, 2020, Banco Santander celebrated, with the partners and owners of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística and Armazém Eireli (together “Paytec”), a share purchase and sale agreement, transfer of ownership and other covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Paytec. Paytec acts as a logistics operator with national coverage and focused on the payments market. After approval of the transaction by the Central Bank of Brazil, the transaction was carried out on March 12, 2021, with Banco Santander now holding 100% of the share capital of the Paytec companies.

x) Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, by decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A. (which had its corporate name changed to Santander Brasil, SAU), an offshore entity headquartered in Spain, was approved. fully owned by Banco Santander Brasil, which acted to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and to offer financial products and services. The capital invested abroad was repatriated in November 2020. The company's dissolution and liquidation deed were registered in the Madrid Registry with effect from December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

xi) Disposal of Investments in Norchem Holding e Negócios S.A. and Norchem Participações e Consultoria S.A.

On October 8, 2020, Banco Santander (Brasil) S.A. withdrew from the shareholder structure of Norchem Participações e Consultoria SA (NPC) and Norchem Holding e Negócios S.A. (NHN), upon capital reduction in the amounts of R$19,950 million and R$14,770 million, respectively, and consequent cancellation of shares held by Banco Santander (Brasil) S.A.

xii) Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Pi Distribuidora de Títulos e Investimentos S.A. (“Pi”), which is indirectly controlled by Banco Santander, entered into an investment agreement with the shareholders of Toro Controle e Participações S.A. (“Toro Controle”) and other covenants. Toro Controle had been a holding company that, ultimately, had controlled Toro Corretora de Títulos e Valores Mobiliários Ltda. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and, together, “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities brokerage aimed at the retail public. After compliance with all applicable conditions precedent, including approval by the Central Bank of Brazil, the transaction was carried out on April 30, 2021, with the acquisition of shares representing 60% of the capital stock of Toro Controle and its immediate incorporation by Toro CTVM, so that Pi became the direct holder of the equivalent of 60% of the share capital of Toro CTVM which, in turn, holds 100% of the share capital of Toro Investimentos.

xiii) Signing of an Agreement for the Acquisition of Equity Interest in Gira – Gestão Integrada de Recebíveis do Agronegócio S.A.

On August 11, 2020, Banco Santander signed a share purchase and sale agreement and other agreements with the shareholders of Gira – Integrated Management of Receivables of Agronegócio S.A. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2021. With the completion of the transaction, Banco Santander now holds 80% of Gira's share capital.

xiv) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing Ltda.

On March 24, 2020, the Bank acquired the shares representing the entire share capital of Toque Fale Serviços de Telemarketing Ltda. (“Toque Fale”) for R$1,099 million, corresponding to the book value of the shares on February 29, 2020, previously held by Getnet Acquirência e Serviços para Meios de Pagamento S.A. and Auttar HUT Processamento de Dados Ltda. As a result, the Bank became a direct shareholder of Toque Fale and holder of 100% of its capital.

Consolidated Financial Statements | December 31, 2021 | 40

Table of Contents * Values expressed in thousands, except when indicated.

xv) Disposal of the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos S.A. was sold to Superdigital Holding Company, SL, a company indirectly controlled by Banco Santander, S.A., of the shares representing the totality of the share capital of Super Payments and Administration of Meios Eletrônicos S.A. (“Superdigital”) for the amount of R$270 million. As a result, the Bank is no longer a shareholder of Superdigital.

xvi) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the negotiation of purchase and sale of shares representing the entirety of Summer's capital stock. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's capital stock. Due to the Entity's short-term sale plan, Summer was initially recorded as an Asset Held by Sale, at its cost value. In June 2020, with the non-execution of the established plan, Summer became part of the scope of Banco Santander's Consolidated Financial Statements.

xvii) Sale option of interest in Banco Olé Consignado S.A. and merger of Banco Olé Consignado S.A. and Bosan Participações S.A.

On March 14, 2019, the minority shareholder of Banco Olé Consignado S.A. (“Banco Olé”) formalized its interest in exercising the put option provided for in the Investment Agreement, entered into on July 30, 2014, for the sale of its interest in 40% in the share capital of Olé Consigned to Banco Santander (Brasil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all shares issued by Bosan Participações S.A. (holding whose only asset are shares representing 40% of Banco Olé's share capital), for the amount total of R$1.6 billion (“Transaction”), to be paid on the closing date of the Transaction.

On January 31, 2020, the Bank and the shareholders of Bosan Participações S.A. (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to Bank and payment to sellers in the total amount of R$1,608,772. As a result, Banco Santander became, directly and indirectly, the holder of 100% of the shares of Banco Olé.

On August 31, 2020, Banco Santander shareholders approved the merger by the Bank of Banco Olé Consignado S.A. and Bosan Participações S.A. The mergers did not result in an increase in the share capital of Santander Brasil.

4.	Cash and balances with the Brazilian Central Bank

Thousand of reais	2021	2020	2019

Cash and cash equivalents	16,657,201	20,148,725	20,127,364
of which:
Cash	4,026,282	4,266,197	4,877,849
Cash and Foreign currency application abroad	12,630,919	15,882,528	15,249,515
Total	16,657,201	20,148,725	20,127,364

5.	Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated financial statements is as follows:

Thousand of reais	2021	2020	2019

Classification:
Financial Assets Measured at Amortized Cost	95,664,754	112,849,776	109,233,128
Of which:
Loans and amounts due from credit institutions, gross	95,686,579	112,858,840	109,246,671
Impairment losses (note 9.c)	(21,825)	(9,064)	(13,543)
Loans and amounts due from credit institutions, net	95,664,754	112,849,776	109,233,128
Loans and amounts due from credit institutions, gross	95,686,579	112,858,840	109,247,248

Type:
Time deposits	73,780,552	63,673,689	66,908,232
Reverse repurchase agreements (1)	4,129,438	699,034	100,246
Escrow deposits	10,200,137	10,773,280	11,424,537
Other accounts (2)	7,576,452	37,712,838	30,814,233
Total	95,686,579	112,858,840	109,247,248

(1) Guaranteed by debt instruments.

(2) Changes refers substantially to the effect of the write-off of receivables from Getnet spin-off.

Consolidated Financial Statements | December 31, 2021 | 41

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

Currency:
Brazilian Real	91,889,990	109,287,868	107,693,973
US dollar	2,445,781	2,778,911	1,401,601
Euro	1,350,808	792,061	151,674
Total	95,686,579	112,858,840	109,247,248

Thousand of reais	2021	2020	2019

Cash equivalents:
Short-term transactions and low risk of change in its value (1)	16,011,548	8,298,083	1,316,299

(1) The Amount refers to investments in the open market (repurchase agreements) and investments in interbank deposits (CDI) at short term

Note 43-d contains a detail of the residual maturity periods of financial assets measured at amortized cost.

6.	Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousand of reais	2021	2020	2019

Classification:
Financial assets measured at fair value through profit or loss	3,122,017	3,545,660	3,735,076
Financial assets measured at fair value through profit or loss held for trading	47,752,595	68,520,799	34,885,631
Financial assets measured at fair value through other comprehensive income	101,212,600	109,668,214	95,962,927
Financial assets measured at amortized cost	73,125,011	48,367,791	38,748,296
Of which:
Debt instruments	74,315,903	49,945,226	40,803,323
Impairment losses	(1,190,892)	(1,577,435)	(2,055,027)
Total	225,212,223	230,102,464	173,331,930

Type:
Government securities - brazil (1)	171,436,589	191,896,439	135,848,053
Debentures and promissory notes	19,881,934	17,071,856	13,874,883
Other debt securities (2)	33,893,700	21,134,169	23,608,994
Total	225,212,223	230,102,464	173,331,930

(1)	Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

(2)	Substantially refer to securities issued by the Official Credit Institute (ICO) of Spain.

The debt instruments are composed, majority by:

Thousand of reais	2021	2020	2019

Currency:
Brazilian Real	208,599,863	207,752,590	164,447,235
US dollar	16,612,360	22,292,647	8,884,695
Euro	-	57,227	-
Total	225,212,223	230,102,464	173,331,930

Consolidated Financial Statements | December 31, 2021 | 42

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

Debt Instruments linked to:
Repo Operations	76,211,049	101,371,733	102,849,859
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	19,470,624	12,963,251	6,618,651
Associated to judiciary deposits and other guarantees (1)	23,291,528	9,665,135	9,573,331
Total	118,973,201	124,000,119	119,041,841

(1)	Substantially refers to securities issued by the Official Credit Institute (ICO) of Spain.

Note 43-d contains details of the residual maturity periods of financial assets measured at fair value through Other Results Comprehensive and corresponding financial assets measured at amortized cost.

7.	Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousand of reais	2021	2020	2019

Classification:
Financial assets measured at fair value through profit or loss held for trading	2,020,610	1,818,276	2,029,470
Non-trading financial assets mandatorily measured at fair value through profit or loss	477,707	438,912	171,453
Financial assets measured at fair value through other comprehensive income	29,187	72,173	157,306
Total	2,527,504	2,329,361	2,358,229

Type:
Shares of Brazilian companies	1,869,824	1,953,128	665,027
Shares of foreign companies	48,825	13,617	-
Investment funds (1)	608,855	362,616	1,693,202
Total	2,527,504	2,329,361	2,358,229

(1)	Composed mainly by investment on fixed income, public and private securities.

b) Changes

The changes in the balance of “Equity instruments – Financial assets measured at fair value through profit or loss held for trading” were as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	1,818,276	2,029,470	766,333
Net additions (disposals) / adjustments	202,334	(211,194)	1,263,137
Balance at end of year	2,020,610	1,818,276	2,029,470

The changes in the balance of “Equity instruments – Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss” were as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	438,912	171,453	298,297
Net additions (disposals) / adjustments	38,795	267,459	(126,844)
Balance at end of year	477,707	438,912	171,453

Consolidated Financial Statements | December 31, 2021 | 43

Table of Contents * Values expressed in thousands, except when indicated.

The changes in the balance of “Equity instruments – Financial Assets Measured at Fair Value Through Other Comprehensive Income” were as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	72,173	157,306	40,986
Net additions (disposals) / adjustments	(42,986)	(85,133)	116,320
Balance at end of year	29,187	72,173	157,306

8.	Derivative financial instruments and short positions

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (i.e. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from these prices to be used as first input in these models.

a) Trading and hedging derivatives

a.1) Derivatives recorded in the balance sheet and compensation accounts

Portfolio summary of trading derivative and used as hedge

	2021	2020	2020	2020	2019	2019	2019
		As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Assets
Swap Differentials Receivable	7,641,355	14,729,642	-	14,729,642	14,634,863	-	14,634,863
Option Premiums to Exercise	1,385,889	4,974,618	-	4,974,618	1,065,753	-	1,065,753
Forward Contracts and Others	12,112,679	9,166,360	(2,623,106)	6,543,254	4,745,118	(1,624,834)	3,120,284
Total	21,139,923	28,870,620	(2,623,106)	26,247,514	20,445,734	(1,624,834)	18,820,900

Liabilities
Swap Differentials Payable	8,538,705	18,327,611	-	18,327,611	16,458,397	-	16,458,397
Option Premiums Launched	2,256,244	4,926,994	-	4,926,994	1,699,729	-	1,699,729
Forward Contracts and Others	13,824,032	8,725,333	(2,623,106)	6,102,227	4,271,851	(1,624,834)	2,647,017
Total	24,618,981	31,979,938	(2,623,106)	29,356,832	22,429,977	(1,624,834)	20,805,143

In 2021, the Company revisited the accounting treatment in relation to the electric energy commercialization contracts, which no longer include the amount of the "principal" and, therefore, only the adjustments to fair value and interest determined in these operations are recorded in equity accounts.

For better comparability purposes, the amounts of “principal” of energy trading operations recorded in equity accounts, on December 31, 2020 and 2019, were reduced from the headings of “Derivatives => Forward and Other Contracts” in the amounts of BRL 2,623,106 (2019 - BRL 1,624,834), with corresponding impact on total assets and liabilities and between the lines "Financial assets measured at fair value in profit or loss held for trading" and "Financial liabilities measured at fair value in Income Held for Trading" in the statement of cash flows as of December 31, 2020 and 2019. There was no change in the balance of stockholders’ equity or income. The financial statements as of December 31, 2020 and 2019, presented for comparison purposes, already include the aforementioned adjustments.

Consolidated Financial Statements | December 31, 2021 | 44

Table of Contents * Values expressed in thousands, except when indicated.

Summary by Category

Trading			2021			2020	2019

	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value	Notional (1)	Fair Value
Swap	837,762,019	(1,804,744)	(897,350)	398,925,842	(3,076,947)	(3,597,969)	561,967,799	(1,823,534)
Assets	418,137,448	13,162,674	7,641,355	278,752,387	6,249,519	14,729,642	282,164,189	147,010,930
CDI (Interbank Deposit Rates)	66,837,268	318,541	(778,177)	41,316,315	326,586	3,010,880	40,550,627	16,908,791
Fixed Interest Rate - Real	231,741,021	9,269,271	6,412,471	54,159,848	4,013,563	9,607,342	47,140,927	-
Indexed to Price and Interest Rates	2,089,110	-	(234,488)	5,124,411	-	-	2,388,118	-
Foreign Currency	91,837,446	799,550	2,003,728	178,076,136	959,322	1,039,529	192,084,517	130,102,139
Others	25,632,603	2,775,313	237,822	75,676	950,048	1,071,891	-	-
Liabilities	419,624,571	(14,967,418)	(8,538,705)	120,173,455	(9,326,465)	(18,327,611)	279,803,610	(148,834,464)
CDI (Interbank Deposit Rates)	321,402,883	(4,171,481)	(12,327,484)	33,239,801	(6,911,748)	(13,693,733)	24,353,405	-
Fixed Interest Rate - Real	48,874,762	(6,760,576)	2,467,425	45,088,689	(2,183,507)	(2,772,479)	67,937,624	(24,079,732)
Indexed to Price and Interest Rates	22,827,336	-	(728,677)	33,026,692	-	(450,958)	125,829,755	(123,445,067)
Foreign Currency	887,129	(28,407)	2,287,852	6,636,885	(25)	153,695	60,394,529	-
Others	25,632,461	(4,006,955)	(237,822)	2,181,388	(231,186)	(1,564,135)	1,288,297	(1,309,665)
Options	1,130,172,099	(595,345)	(885,703)	2,043,286,085	(282,110)	47,624	1,446,536,133	(1,222,465)
Purchased Position	564,829,758	1,240,879	1,385,889	1,006,266,897	1,869,806	4,974,618	678,089,904	381,706
Call Option - US Dollar	9,898,179	271,464	382,237	1,188,387	47,898	39,202	171,871	(281)
Put Option - US Dollar	4,094,316	140,280	187,123	1,948,673	79,019	109,075	1,456,975	4,355
Call Option - Other	31,248,540	459,995	510,976	134,761,947	558,794	1,093,583	98,154,363	818,664
Interbank Market	28,499,055	444,446	495,214	101,421,659	557,167	556,039	98,154,363	819,262
Others (2)	2,749,485	15,549	15,763	33,340,288	1,627	537,544	-	(598)
Put Option - Other	519,588,723	369,140	305,553	868,367,889	1,184,095	3,732,758	578,306,695	(441,032)
Interbank Market	519,588,723	369,140	305,553	864,852,555	1,183,630	3,729,297	578,306,695	(440,959)
Others (2)	-	-	-	3,515,334	464	3,461	-	(73)
Sold Position	565,342,341	(1,836,224)	(2,256,244)	1,037,019,188	(2,151,915)	(4,926,994)	768,446,229	(1,604,171)
Call Option - US Dollar	4,111,016	(170,553)	(152,348)	1,537,670	(70,201)	699,243	254,945	(1,472)
Put Option - US Dollar	4,017,161	(348,715)	(287,825)	2,315,919	(137,061)	(192,335)	263,994	(2,842)
Call Option - Other	33,383,234	(719,460)	(872,335)	130,919,394	(588,023)	(453,919)	174,166,802	(440,731)
Interbank Market	31,730,928	(713,773)	(858,586)	120,156,285	(566,813)	(464,405)	174,166,802	(440,959)
Others (2)	1,652,305	(5,687)	(13,749)	10,763,109	(21,210)	10,486	-	228
Put Option - Other	523,830,930	(597,497)	(943,736)	902,246,206	(1,356,630)	(4,979,984)	593,760,488	(1,159,126)
Interbank Market	523,830,930	(597,497)	(943,736)	869,328,317	(1,350,314)	(4,597,427)	593,760,488	(1,159,038)
Others (2)	-	-	-	32,917,888	(6,316)	(382,557)	-	(88)

Futures Contracts	287,984,278	-	-	270,258,566	-	-	433,873,180	-
Purchased Position	148,237,279	-	-	110,275,866	-	-	72,912,029	-
Exchange Coupon (DDI)	85,931,389	-	-	12,438,695	-	-	7,394,951	-
Interest Rates (DI1 and DIA)	28,491,764	-	-	97,837,171	-	-	55,430,519	-
Foreign Currency	33,797,350	-	-	-	-	-	9,978,419	-
Indexes (3)	16,776	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	108,140	-
Sold Position	139,746,999	-	-	159,982,699	-	-	360,961,151	-
Exchange Coupon (DDI)	60,606,204	-	-	73,114,014	-	-	146,032,485	-
Interest Rates (DI1 and DIA)	53,267,620	-	-	67,958,767	-	-	196,170,105	-
Foreign Currency	25,678,296	-	-	18,653,658	-	-	17,305,604	-
Indexes (3)	194,879	-	-	256,261	-	-	290,254	-
Treasury Bonds/Notes	-	-	-	-	-	-	1,162,703	-
Forward Contracts and Others	167,611,313	2,836,843	(1,711,352)	165,663,806	2,693,759	441,028	169,401,317	483,267
Purchased Commitment	93,097,212	5,345,415	12,112,679	96,309,648	1,370,654	6,543,254	79,970,842	3,120,284
Currencies	83,752,185	2,738,485	8,501,934	87,254,202	1,370,654	5,026,566	78,344,925	2,794,330
Others	9,345,027	2,606,930	3,610,745	9,055,447	-	1,516,688	1,625,917	325,954
Sold Commitment	74,514,101	(2,508,572)	(13,824,032)	69,354,158	1,323,105	(6,102,227)	89,430,475	(2,647,017)
Currencies	71,611,500	(1,141,826)	(11,932,009)	64,986,757	1,323,328	(4,846,929)	87,801,864	(2,275,227)
Others	2,902,602	(1,366,746)	(1,892,023)	4,367,401	(223)	(1,255,298)	1,628,611	(371,790)

(1) Nominal value of updated contracts.

(2) Includes options of index, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P index.

Consolidated Financial Statements | December 31, 2021 | 45

Table of Contents * Values expressed in thousands, except when indicated.

a.2) Derivatives Financial Instruments by Counterparty

Notional				2021
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	152,650,125	233,667,783	31,819,540	418,137,448
Options	1,127,446,708	1,641,361	1,084,030	1,130,172,099
Futures Contracts	287,984,278	-	-	287,984,278
Forward Contracts and Others	70,457,399	96,857,222	296,692	167,611,313

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

Notional				2020	2019
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	40,241,232	97,784,443	140,726,712	278,752,387	282,164,189
Options	23,788,051	922,740	2,018,575,293	2,043,286,085	1,446,522,955
Futures Contracts	3,198,239	-	267,060,326	270,258,566	433,873,182
Forward Contracts and Others	67,837,797	49,447,532	45,755,371	163,040,700	169,401,317

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional					2021
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total
Swap		30,501,795	99,817,727	287,817,926	418,137,448
Options		749,406,698	128,500,299	252,265,102	1,130,172,099
Futures Contracts		167,320,563	45,239,639	75,424,076	287,984,278
Forward Contracts and Others		72,761,669	67,060,436	27,789,208	167,611,313

Notional				2020	2019
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	58,388,872	98,073,784	122,289,731	278,752,387	282,164,189
Options	931,156,902	572,661,800	539,467,382	2,043,286,084	1,446,522,962
Futures Contracts	181,521,486	36,328,390	52,408,689	270,258,566	433,873,181
Forward Contracts and Others	104,098,351	33,788,798	25,153,551	163,040,700	169,401,317

Consolidated Financial Statements | December 31, 2021 | 46

Table of Contents * Values expressed in thousands, except when indicated.

a.4) Derivatives by Market Trading

Notional	Stock Exchange (1)	Over the Counter	2021
			Total
Swap	111,418,682	306,718,767	418,137,448
Options	1,094,484,434	35,687,665	1,130,172,099
Futures Contracts	287,984,278	-	287,984,278
Forward Contracts and Others	7,108,898	160,502,415	167,611,313

(1) Includes trades with B3 S.A.

Notional	Stock Exchange (1)	Over the Counter	2020	2019
			Total	Total
Swap	82,122,957	196,629,429	278,752,387	282,164,189
Options	1,940,172,322	103,113,762	2,043,286,084	1,446,522,962
Futures Contracts	270,258,566	-	270,258,566	433,873,181
Forward Contracts and Others	25,182,494	137,858,206	163,040,700	169,401,317

(1) Includes trades with B3 S.A.

a.5) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives are where the exchange of the return of the reference obligation occurs through a cash flow and where, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps – CDS

They are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent to the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives a fee for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect on the calculation of Required Shareholders' Equity (PLE).

		2021		2020		2019

	Nominal Value	Nominal Value	Nominal Value	Nominal Value	Nominal Value	Nominal Value
	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -
	Total Rate of Return Swap	Credit Swap	Total Rate of Return Swap	Credit Swap	Total Rate of Return Swap	Credit Swap
Credit swaps	3,984,392	-	3,483,628	519,670	2,435,880	-
Total	3,984,392	-	3,483,628	519,670	2,435,880	-

During the period, there was no occurrence of credit event related to triggering events provided for in the contracts.

Consolidated Financial Statements | December 31, 2021 | 47

Table of Contents * Values expressed in thousands, except when indicated.

		2021		2020		2019
	Over		Over		Over
Maximum Potential for Future Payments - Gross	12 Months	Total	12 Months	Total	12 Months	Total
Per Instrument
CDS	3,984,392	3,984,392	4,003,298	4,003,298	2,435,880	2,435,880
Total	3,984,392	3,984,392	4,003,298	4,003,298	2,435,880	2,435,880
Per Risk Classification
Below Investment Grade	3,984,392	3,984,392	4,003,298	4,003,298	2,435,880	2,435,880
Total	3,984,392	3,984,392	4,003,298	4,003,298	2,435,880	2,435,880
Per Reference Entity
Brazilian Government	3,984,392	3,984,392	4,003,298	4,003,298	2,435,880	2,435,880
Total	3,984,392	3,984,392	4,003,298	4,003,298	2,435,880	2,435,880

a.6) Hedge Accounting

There are three types of hedge accounting: Fair Value Hedge, Cash Flow Hedge and Foreing Currency Investments Hedge.

The derivatives used as hedging instruments are represented as follows:

a.6.I ) Fair Value Hedge

Banco Santander’s fair value hedging strategy consists of hedging the exposure to changes in fair value related to recognized assets and liabilities.

The fair value strategy adopted by management segregates transactions by risk factor (e.g. Real/Dollar foreign exchange risk, fixed Reais interest rate risk, Dollar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge the changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed (pre-define interest rate at inception) assets and liabilities.

Banco Santander applies fair value hedge as follows:

•  Designates Foreign Currency + Coupon versus %CDI and Pre - Real Interest Rate or contracts dollar futures (DOL, DDI/DI) as derivatives instruments in Hedge Accounting structures, with foreign currency loan operations being the object of such transactions.

• The Bank has a portfolio of credit assets denominated in US dollars at the fixed rate in the balance sheet of Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each Euro Floating Foreign Currency swap versus Fixed Dollar as the market risk hedge of the corresponding loan.

• The Bank has a portfolio of assets indexed to the Euro and traded at offshore branches. In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction. As from the conversion, the principal amount of the funding, already expressed in US dollars, will be adjusted by a floating or fixed rate. The assets will be covered with Swap Cross Currency in order to cross the risk in Euro for LIBOR + Coupon.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial Assets portfolio measured through Other Comprehensive Income. To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a hedge accounting framework.

• The Bank has pre-fixed interest rate risk on its liabilities through issues of real estate credit bills (LCI). To manage this risk, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting structure.

• The Bank has a risk to the IPCA index generated by the issuance of Guaranteed Real Estate Bills. To manage this risk, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a hedging instrument in a Hedge Accounting structure.

• The Bank has a risk to the IPCA (Broad pricing to consumers index) generated by debentures in the portfolio of securities available for sale. To manage this mismatch, it contracts IPCA (DAP) futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

In order to assess the effectiveness and measure the ineffectiveness of the strategies, the institution complies with international accounting standard IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the hedge ratio remains effective.

Consolidated Financial Statements | December 31, 2021 | 48

Table of Contents * Values expressed in thousands, except when indicated.

To assess the effectiveness and measure the ineffectiveness of the strategies, the Bank follows IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure, and repeated periodically (prospective and retrospective test) to demonstrate that the hedge relationship remains effective.

a) Prospective test: according to the standard, the prospective test must be done on the start date (inception) and quarterly to demonstrate that the expectation regarding the effectiveness of the hedge relationship is high.

a.1) The initial prospective test (at inception): it is restricted to a qualitative review of the critical terms and conditions of the instrument and the hedged object, to a conclusion that changes in the market value of both instruments are expected to completely cancel each other out.

a.2) The prospective periodic test: the sensitivity of the present value of the hedged object and the hedging instrument to a parallel variation of 10 Basis Points in the interest rate curve will be computed periodically. For the purposes of effectiveness, the ratio of the two sensitivities must be between 80% and 125%.

b) Retrospective test: the retrospective effectiveness test will be conducted by comparing the market to market (mtm) variation of the hedge instrument from the beginning date with the variation of the hedge object's mtm from the beginning.

In fair value hedges, gains or losses, both on hedge instruments and on hedged items (attributable to the type of risk being protected) are recognized directly in the consolidated income statement.

	2021		2020		2019
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Brazilian Treasury Bonds (LTN, NTN-F)	3,756,394	-	(2,183,841)	-	(2,853,807)	-
Bonds (LEA)	-	-	-	-	(61,761)	-
Resolution 2770	-	-	-	-	(94)	-
Trade Finance Off	728	-	(5,092)	-	(4,015)	-
Total	3,757,122	-	(2,188,933)	-	(2,919,677)	-

						12/31/2021
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Swap Contracts	84,767	(2,204)	82,563	84,937	3,175	88,112
Credit Operations Hedge	84,767	(2,204)	82,563	84,937	3,175	88,112
Future Contracts	41,437,967	(7,913)	41,430,054	46,351,128	(2,031,108)	44,320,021
Credit Operations Hedge	2,850,589	(14,439)	2,836,150	2,738,830	15,685	2,754,515
Hedge of Securities	38,587,378	6,527	38,593,904	43,612,299	(2,046,793)	41,565,506

						12/31/2020
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Future Contracts	46,649,331	-	46,649,331	42,529,036	2,802,690	45,331,727
Hedge of Securities	46,649,331	-	46,649,331	42,529,036	2,802,690	45,331,727

						12/31/2019
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Swap Contracts	3,249,741	101,264	3,351,004	3,555,326	662,773	4,218,099
Credit Operations Hedge	1,118,210	28,993	1,147,202	1,423,809	63,231	1,487,040
Hedge of Securities	2,131,532	72,271	2,203,802	2,131,517	599,542	2,731,059
Future Contracts	789,631	-	789,631	45,427,125	3,000,490	48,427,614
Hedge of Securities	789,631	-	789,631	45,427,125	3,000,490	48,427,614

(*) The Bank has market risk hedge strategies, the objects of which are assets in its portfolio, which is why we demonstrate the passive edge of the respective instruments. For structures whose instruments are futures, we show the balance of the calculated daily adjustment, recorded in a clearing account.

Consolidated Financial Statements | December 31, 2021 | 49

Table of Contents * Values expressed in thousands, except when indicated.

a.6.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes exchange rates for unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• Enters into fixed-rate asset swaps and foreign currency liabilities and designates them as a hedging instrument in a Cash Flow Hedge structure, with the object of foreign currency loan operations negotiated with third parties through offshore agencies and securities Brazilian foreign debt held to maturity.

• It contracts Dollar futures or DDI + DI futures (Synthetic Dollar Futures) and designates them as a protection instrument in a Cash Flow Hedge structure, having as object item the Bank's credit portfolio in Dollars and Promissory Notes in securities portfolio available for sale.

• The Bank has a portfolio of assets indexed to the Euro and traded at Offshore agencies. In the transaction, the value of the asset in Euro will be converted to Dollar at the exchange contract rate for entering the transaction. As of the conversion, the principal amount of the transaction, already expressed in dollars, will be corrected by a floating or pre-fixed rate. The assets will be hedged with Swap Cross Currency, in order to transfer the risk in Euro to IBOR + Coupon.

To assess the effectiveness and measure the ineffectiveness of these strategies, Banco Santander follows IAS 39, which indicates that the effectiveness test must be carried out in the design/start of the hedge structure (prospective test) and repeated periodically (prospective and retrospective test) for demonstrate that the expectation of the hedge relationship remains effective (between 80 and 125%).

In this hedge strategy, the effectiveness tests (prospective/retrospective) are conducted by comparing two proxies, one for the hedged object and the other for the instrument.

The hedge object proxy is a “conceptual” swap, where the passive “tip” simulates the part of the Stable Portion to be protected and the active pre-fixed “tip” is identical to the set of futures designated as a hedge, being consistent with market rates practiced on the day the hedge is designated. The hedge instrument proxy is a “conceptual” swap, where the active “tip” is made up of the number of futures contracts designated as hedging, and the passive pre-fixed “tip” is the rate negotiated in the acquisition of these contracts. The proxy is stable throughout the strategy since the contracts are maintained until maturity.

Any ineffectiveness is recognized in the income statement in the line Gains (losses) on financial assets and liabilities (net).

a) Prospective Test: according to the regulations, the prospective test must be performed on the start date and quarterly to demonstrate that the expectation regarding the effectiveness of the hedge relationship is high, however the tests are carried out monthly for proactive monitoring and more efficient projections, in addition to better maintenance of testing-related routines.

a.1) Periodic Prospective Test: Market Risk makes the projections of three scenarios for the tests, being: 1st 10bps on the curve; 2nd 50bps on the curve and 3rd 100bps on the curve. Using the validated estimates, prospective tests are performed by valuing the two variable legs of the transaction to market.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the start date of each new strategy.

b) Retrospective test: it must be performed monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented above. Any ineffectiveness is recognized in the income statement.

Consolidated Financial Statements | December 31, 2021 | 50

Table of Contents * Values expressed in thousands, except when indicated.

The Ineffective portion is measured using the prospective hedge test and if identified recognized in the income statement in the line Gains (losses) on financial assets and liabilities (net).

Effectiveness should be between 80% and 125%.

In cash flow hedges, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption “Other comprehensive income - cash flow hedges” (Note 25) until the anticipated transactions occur, when this portion is recognized in the consolidated income statement, except if the anticipated transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability. The non-effective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the consolidated income statement. And the ineffective portion of the gains and losses on cash flow hedge instruments in an operation abroad is recognized directly in “Gains (losses) on financial assets and liabilities (net)” in the consolidated statements of income.

	2021		2020		2019
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	-	-	14,666	-	(6,074)	-
Trade Finance Off	(236,630)	-	58,088	-	139,852	-
Government Securities (LFT)	(982,648)	-	727,437	-	503,665	-
Bank Deposit Certificate - CDB	402,779	-	-	-	-	-
Total	(816,500)	-	800,190	-	637,443	-

					12/31/2021

					Hedge Instruments	Hedge Object
	Curve	Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value	Value - liability	Market Value	Value	Value	Value
Future Contracts	110,932,644	(616,062)	110,316,582	128,673,067	(8,912,769)	119,760,298
Credit Operations Hedge (1)	28,542,862	(577,845)	27,965,018	28,659,545	1,508,397	30,167,942
Hedge of Securities	71,320,781	(26)	71,320,756	89,837,000	(10,543,430)	79,293,570
Funding Hedge	11,069,000	(38,191)	11,030,809	10,176,522	122,264	10,298,786

					12/31/2020

					Hedge Instruments	Hedge Object
		Accounting	Adjustment to		Market	Accounting
Strategies		Value - liability	Market Value		Value	Value
Swap Contracts		1,428,053	1,428,053		1,302,666	1,302,666
Hedge of Securities		1,428,053	1,428,053		1,302,666	1,302,666
Future Contracts		19,500,234	19,500,234		23,447,934	23,447,934
Credit Operations Hedge (1)		19,500,234	19,500,234		23,447,934	23,447,934

					12/31/2019

					Hedge Instruments	Hedge Object
		Accounting	Adjustment to		Market	Accounting
Strategies		Value - liability	Market Value		Value	Value
Swap Contracts		1,361,658	35,110		1,396,768	1,324,685
Credit Operations Hedge		435,872	(3,494)		432,378	399,831
Hedge of Securities		925,786	38,604		964,390	924,854
Future Contracts		54,460,972	-		54,460,972	7,726,566
Credit Operations Hedge (1)		50,975,253	-		50,975,253	4,506,878
Hedge of Securities		3,485,719	-		3,485,719	3,219,688

(*) The Bank has cash flow hedge strategies, the objects of which are assets in its portfolio, which is why we have shown the liability side of the respective instruments. For structures whose instruments are futures, we show the notional's balance, recorded in a clearing account.

Consolidated Financial Statements | December 31, 2021 | 51

Table of Contents * Values expressed in thousands, except when indicated.

In Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$ 193,793 (12/31/2020 - R$11,169) and is recorded in equity, reduced tax effects, of which R$ 569 will be realized against revenue in the next twelve months.

a.6) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 S.A. with its own and third party derivative financial instruments is composed of federal public securities.

	2021	2020	2019
Financial Treasury Bills - LFT	31,305,549	4,363,666	5,342,992
National Treasury Bills - LTN	3,751,223	6,155,276	1,086,556
National Treasury Notes - NTN	7,725,538	2,814,274	660,918
Total	42,782,310	13,333,215	7,090,466

b) Short Positions

As of December 31, 2021, the balance of short positions totaled R$ 12,780,599 (2020 - R$45,807,946 and 2019 - R$23,835,653) which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased under commitments for resale or borrowed.

9.	Loans and advances to clients

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to clients” in the consolidated financial statements is as follows:

Thousand of reais	2021	2020	2019

Classification:
Non-trading financial assets mandatorily measured at fair value through profit or loss	392,455	60,808	-
Loans and receivables	-	-	-
Financial assets measured at amortized cost	464,451,587	393,707,229	326,699,480
Of which:
Loans and receivables at amortized cost	492,962,247	417,761,218	347,256,660
Impairment losses	(28,510,660)	(24,053,989)	(20,557,180)
Loans and advances to customers, net	464,844,042	393,768,037	326,699,480
Loans and advances to customers, gross	493,354,702	417,822,026	347,256,660

Thousand of reais	2021	2020	2019

Type:
Loans operations (1)	457,384,432	390,941,415	329,910,319
Lease Portfolio	2,532,048	2,096,240	2,111,842
Repurchase agreements	6,044,808	4,530,041	10,500
Other receivables (2)	27,393,414	20,254,330	15,223,999
Total	493,354,702	417,822,026	347,256,660

(1) Includes loans and other loans with credit characteristics.

(2) Refers substantially to Foreign Exchange Transactions and Other Receivables with credit granting characteristics.

Note 43-d contains details of the residual maturity periods of financial assets measured at the corresponding amortized cost. There are no loans and advances to customers in significant amounts without fixed maturity dates.

Consolidated Financial Statements | December 31, 2021 | 52

Table of Contents * Values expressed in thousands, except when indicated.

b) Detail

Below, the details, by condition and type of credit, debtor sector and interest rate formula, of loans and advances to customers, which reflect the Bank's exposure to credit risk in its main activity, gross of reduction losses to recoverable value:

Thousand of reais	2021	2020	2019
Loan borrower sector:
Commercial, and industrial	215,967,128	191,281,653	145,387,439
Real estate-construction	54,738,606	45,791,869	39,720,713
Installment loans to individuals	220,115,963	178,652,145	160,036,668
Lease financing	2,533,004	2,096,359	2,111,840
Total	493,354,702	417,822,026	347,256,660

Thousand of reais						2021	2020	2019
Interest rate formula:
Fixed interest rate						337,583,246	292,884,352	258,760,620
Floating rate						155,771,456	124,937,674	88,496,040
Total						493,354,702	417,822,026	347,256,660

								2021
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	165,729,422	61.37%	73,723,212	45.81%	8,221,617	13.18%	247,674,251	50.20%

Real estate	3,985,684	1.48%	10,137,988	6.30%	40,614,935	65.12%	54,738,607	11.10%
Installment loans to individuals	99,050,959	36.68%	75,832,619	47.12%	13,525,262	21.69%	188,408,840	38.19%

Lease financing	1,284,868	0.48%	1,238,498	0.77%	9,638	0.02%	2,533,004	0.51%
Loans and advances to customers, gross	270,050,934	100.00%	160,932,317	100.00%	62,371,452	100.00%	493,354,702	100.00%

								2020
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	127,569,542	58.23%	60,190,422	40.94%	3,521,688	6.81%	191,281,652	45.78%

Real estate	3,419,553	1.56%	8,973,495	6.10%	33,398,822	64.54%	45,791,870	10.96%
Installment loans to individuals	87,174,594	39.79%	76,667,187	52.15%	14,810,364	28.62%	178,652,145	42.76%

Lease financing	899,055	0.41%	1,182,713	0.80%	14,591	0.03%	2,096,359	0.50%
Loans and advances to customers, gross	219,062,744	100.00%	147,013,817	100.00%	51,745,465	100.00%	417,822,026	100.00%

								2019
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	102,083,249	54.83%	39,408,727	33.44%	3,895,463	9.01%	145,387,439	41.87%

Real estate	3,633,231	1.95%	8,145,568	6.91%	27,941,913	64.65%	39,720,713	11.44%
Installment loans to individuals	79,624,744	42.76%	69,034,596	58.58%	11,377,328	26.33%	160,036,668	46.09%

Lease financing	855,624	0.46%	1,252,673	1.06%	3,543	0.01%	2,111,840	0.61%
Loans and advances to customers, gross	186,196,848	100.00%	117,841,564	100.00%	43,218,247	100.00%	347,256,660	100.00%

Consolidated Financial Statements | December 31, 2021 | 53

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

Maturity
Less than 1 year	270,050,934	219,062,744	186,196,849
Between 1 and 5 years	160,932,317	147,013,817	117,841,564
More than 5 years	62,371,451	51,745,465	43,218,247
Loans and advances to customers, gross	493,354,702	417,822,026	347,256,660

Internal risk classification
Low	374,505,212	347,315,357	257,133,115
Medium-low	79,216,725	24,277,404	56,549,196
Medium	14,589,977	26,231,871	11,754,806
Medium - high	9,413,110	3,896,457	8,512,386
High	15,629,678	16,100,937	13,307,156

Loans and advances to Customers, gross	493,354,702	417,822,026	347,256,660

c) Impairment losses

The tables below show the reconciliations of the beginning and ending balances of the allowance for losses by category of financial instrument. The terms expected credit losses over 12 months, expected credit losses over their useful life and impairment losses are explained in the accounting practices note.

The changes in provisions for impairment losses in the balances of the item "Financial assets measured at amortized cost" are as follows:

Considering the amounts recognized in "Loss due to impairment of the amount of the recoverable value against the result" and the "Recoveries of loans written off as loss", and "PDD of Avals", the "Loss with financial assets - Financial assets measured at amortized cost" totaled in December 31, 2021, R$17,112,734 (2020 - R$17,450,188 and 2019 - R$13,369,905).

Thousand of reais				2021
	Stage 1	Stage 2	Stage 3
	Credit losses expected in 12 months	Expected credit losses over a useful life not subject to impairment	Expected credit losses during the useful life subject to impairment
				Total

Balance at beginning of year	5,837,199	4,928,606	14,874,684	25,640,489
Impairment losses charged to income for the year	3,200,608	4,883,553	8,902,534	16,986,695
Transfers between stages	(553,054)	31,154	10,221,329	9,699,429
Movement of the period	3,753,662	4,852,399	(1,318,795)	7,287,266
Of which:
Commercial and industrial	347,359	1,779,043	1,213,907	3,340,309
Real estate-construction	4,411	(50,798)	162,418	116,031
Installment loans to individuals	2,851,686	3,155,946	7,524,183	13,531,815
Lease financing	(2,848)	(638)	2,026	(1,460)
Variation by Stage	(2,060,142)	(4,058,304)	6,118,446	-
Write-off of impaired balances against recorded impairment allowance	-	-	(12,903,807)	(12,903,807)
Of which:
Commercial and industrial	-	-	(5,153,345)	(5,153,345)
Real estate-construction	-	-	(166,579)	(166,579)
Installment loans to individuals	-	-	(7,575,967)	(7,575,967)
Lease financing	-	-	(7,916)	(7,916)
Balance at end of year	6,977,664	5,753,855	16,991,855	29,723,376
Of which:
Loans and advances to customers	6,861,404	5,703,285	15,945,970	28,510,659
Loans and amounts due from credit institutions (Note 5)	21,825	-	-	21,825
Provision for Debt Instruments (Note 6)	94,435	50,570	1,045,887	1,190,892
Recoveries of loans previously charged off	-	-	1,536,336	1,536,336
Of which:
Commercial and industrial	-	-	462,523	462,523
Real estate-construction	-	-	64,257	64,257
Installment loans to individuals	-	-	1,002,257	1,002,257
Lease financing	-	-	7,299	7,299
Discount granted	-	-	(1,662,375)	(1,662,375)

Consolidated Financial Statements | December 31, 2021 | 54

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019
Balance at beginning of year	25,640,489	22,625,750	22,969,315
Impairment losses charged to income for the year	16,986,695	18,311,441	14,361,382
Of which:
Commercial and industrial	3,340,309	6,918,671	2,376,910
Real estate-construction	116,031	81,415	94,957
Installment loans to individuals	13,531,815	11,308,689	11,866,475
Lease financing	(1,460)	2,666	23,040
Write-off of impaired balances against recorded impairment allowance	(12,903,808)	(15,296,703)	(14,704,948)
Of which:
Commercial and industrial	(5,153,346)	(4,616,722)	(5,713,369)
Real estate-construction	(166,579)	(232,262)	(108,294)
Installment loans to individuals	(7,575,967)	(10,433,131)	(8,834,391)
Lease financing	(7,916)	(14,588)	(48,893)
Balance at end of year	29,723,376	25,640,488	22,625,750
Of which:
Loans and advances to customers	28,510,659	24,053,989	20,557,180
Loans and amounts due from credit institutions (Note 5)	21,825	9,065	13,543
Provision for Debt Instruments (Note 6)	1,190,892	1,577,435	2,055,027
Recoveries of loans previously charged off	1,536,336	861,253	991,476
Of which:
Commercial and industrial	462,523	422,023	519,594
Real estate-construction	64,257	55,631	46,639
Installment loans to individuals	1,002,257	370,491	417,477
Lease financing	7,299	13,107	7,767

Considering the amounts recognized in “Loss due to impairment of income against income” and “Recoveries of loans written off as loss”, and “Available allowances” the “Losses on financial assets - Financial assets measured at amortized cost” totaled in December 31, 2021, R$17,112,734 (2020 - R$17,450,188 and 2019 - R$13,369,905).

Thousand of reais	2021	2020	2019

Commercial and industrial	8,324,614	9,757,193	7,455,243
Real estate - Construction	154,248	193,935	344,782
Installment loans to individuals	21,240,296	15,675,765	14,800,208
Lease financing	4,218	13,594	25,517
Total	29,723,376	25,640,488	22,625,750

d) Impaired assets

The details of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to clients” (as defined at Note 1.i) and considered to be impaired due to credit risk are as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	23,176,039	23,426,076	22,425,801
Net additions	18,428,727	14,757,908	16,000,733
Written-off assets	(14,681,454)	(15,007,946)	(15,000,458)
Balance at end of year	26,923,312	23,176,039	23,426,076

Consolidated Financial Statements | December 31, 2021 | 55

Table of Contents * Values expressed in thousands, except when indicated.

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousand of reais	2021	2020	2019

With no Past-Due Balances or Less than 3 Months Past Due	12,885,506	12,966,813	11,729,920
With Balances Past Due by
3 to 6 Months	4,717,302	3,049,974	3,961,042
6 to 12 Months	6,866,628	4,798,859	5,721,762
12 to 18 Months	1,253,046	1,243,809	985,476
18 to 24 Months	659,702	607,527	523,441
More than 24 Months	541,129	509,056	504,435
Total	26,923,312	23,176,039	23,426,076

Thousand of reais	2021	2020	2019
Debt Sector
Commercial and industrial	11,439,692	10,558,213	10,072,655
Real estate - Construction	470,115	456,130	826,863
Installment loans to individuals	14,996,152	12,144,238	12,497,179
Lease financing	17,353	17,458	29,379
Total	26,923,312	23,176,039	23,426,076

e) Loan past due for less than 90 days but not classified as impaired

Thousand of reais	2021	% of total loans past due for less than 90 days	2020	% of total loans past due for less than 90 days	2019	% of total loans past due for less than 90 days

Commercial and industrial	4,892,277	20.68%	5,131,885	25.80%	3,517,086	15.42%
Real estate - Construction	3,605,641	15,24%	3,085,498	15.51%	5,781,977	25.35%
Installment loans to individuals	15,150,254	64.04%	11,660,666	58.62%	13,489,513	59.13%
Financial Leasing	10,961	0,05%	13,292	0.07%	24,325	0.11%
Total (1)	23,659,133	100.00%	19,891,340	100.00%	22,812,900	100.00%

(1) Refers exclusively to loans between 1 and 90 days.

f) Lease at present value

As at December 31, 2021, 2020 and 2019 there were no leasing agreements or commitments that are considered individually relevant.

Breakdown by maturity

Gross investment in lease transactions

Thousand of reais	2021	2020	2019

Overdue	3,531	2,740	3,233
Due to:
Up to 1 year	1,067,567	952,172	978,748
From 1 to 5 years	1,642,506	1,394,525	1,442,244
Over 5 years	132,459	20,128	4,014
Total	2,846,063	2,369,565	2,428,239

Consolidated Financial Statements | December 31, 2021 | 56

Table of Contents * Values expressed in thousands, except when indicated.

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2021, the amount recorded on “Loans and advances to clients” related to loan portfolio assigned is R$40,790 (2020 - R$ 55,284 and 2019 - R$ 76,028) and R$40,511 (2020 - R$55,105 and 2019 - R$75,500) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer” (Note 20).

The assignment operation was carried out with a co-obligation clause, with compulsory repurchase in the following situations:

- defaulted contracts for a period of more than 90 consecutive days;

- contracts subject to renegotiation;

- contracts subject to portability, pursuant to Resolution 3,401 of the National Monetary Council (CMN);

- contracts subject to intervention.

10.	Non-current assets held for sale

At December 31, 2021, 2020 and 2019, the total amount of assets held for sale includes foreclosed assets and other tangible assets. The change in the "Assets held for sale" is as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	1,362,602	1,580,496	1,598,367
Loan repayments - repossession of assets	235,904	445,173	735,864
Capital Increase in Companies held for sale (1)	66,197	-	55,245
Sales	(599,283)	(663,067)	(808,980)
Final balance, gross	1,065,420	1,362,602	1,580,496
Impairment losses (2)	(249,075)	(269,693)	(255,161)
Impairment as a percentage of foreclosed assets	23.38%	19.79%	16.14%
Balance at end of year	816,345	1,092,909	1,325,335

(1) On September 20, 2019, Santander Holding Imobiliária completed the acquisition of the company Summer Empreendimentos Ltda. (“Summer”), whose main asset is a branch located on Avenida Faria Lima in the city of São Paulo, for the amount of R$45,245. Upon completion of the transaction, a structured plan for the sale of this company to a third party in the short term was formalized. In December 2019, Santander Holding Imobiliária carried out a capital increase in Summer in the amount of R$10,000.

(2) In 2021, includes the amount of R$182,448 (2020 – R$24,751 and 2019 – R$251,945) of reversal of provisions for devaluations on real estate and R$2,194 (2020 - R$122) of provisions for devaluations on vehicles, based on appraisal reports prepared by a specialized external consultancy, accounted for as a provision for impairment losses.

11.	Investments in associates and joint ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled when they possess a shareholders' agreement, which sets that the strategic, financial and operating decisions requires the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

a) Breakdown

				Participation %
Jointly Controlled by Banco Santander	Activity	Country	2021	2020	2019
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A. (1)	Other Activities	Brazil	0.00%	0.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	19.45%	20.00%	20.00%
Campo Grande Empreendimentos (5)	Other Activities	Brazil	25.32%	25.32%	25.32%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%	50.00%

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (4)	Insurance Broker	Brazil	50.00%	50.00%	50.00%
Jointly Controlled by Aymoré CFI
Solutions 4Fleet	Other Activities	Brazil	80.00%	0.00%	0.00%
Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	0.00%	0.00%	21.75%

(1) Companies with a one-month lag in the equity calculation. To account for the equity income, the position of 11/30/2021 was used on 12/31/2021.

(2) Although the interest is less than 20%, the Bank exercises joint control in the entity with the other majority shareholders, through a shareholders' agreement in which no business decision can be taken by a single shareholder.

(3) Although the interest exceeds 50%, in accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Carsales).

(4) In accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and PSA Services LTD.

(5) Interest arising from credit recovery of Banco Comercial e de Investimentos Sudameris S.A., merged in 2009 by Banco ABN AMRO Real S.A., which in the same year was merged into Banco Santander (Brasil) S.A., one of the Company's partners. The partners are conducting the procedures for the dissolution of the company, which depends on the sale of a property. Once sold, the company will be liquidated and each partner will receive their share of the equity.

Consolidated Financial Statements | December 31, 2021 | 57

Table of Contents * Values expressed in thousands, except when indicated.

	Investments
	2021	2020	2019
Jointly Controlled by Banco Santander	628,040	590,219	595,230
Banco RCI Brasil S.A.	591,745	544,236	509,890
Norchem Participações e Consultoria S.A.	-	-	21,078
Estruturadora Brasileira de Projetos S.A. - EBP	1,257	1,273	3,889
Gestora de Inteligência de Crédito	13,522	28,680	47,744
Campo Grande Empreendimentos	255	255	255
Santander Auto S.A.	21,261	15,775	12,374

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)	593,002	504,766	454,280
Webmotors S.A.	359,092	316,597	296,216
Tecnologia Bancária S.A. - TECBAN	232,109	186,357	156,589
Hyundai Corretora de Seguros	1,260	1,044	934
PSA Corretora de Seguros e Serviços Ltda.	541	768	541
Jointly Controlled by Aymoré CFI	11,604	-	-
Solutions 4Fleet	11,604	-	-
Significant Influence of Banco Santander	-	-	21,252
Norchem Holding e Negócios S.A.	-	-	21,252
Total	1,232,646	1,094,985	1,070,762

		Results of Investments
	2021	2020	2019
Jointly Controlled by Banco Santander	54,493	50,915	92,976
Banco RCI Brasil S.A.	62,813	72,057	105,250
Norchem Participações e Consultoria S.A.	-	333	975
Cibrasec - Companhia Brasileira de Securitização	-	-	75
Estruturadora Brasileira de Projetos S.A. - EBP	(16)	9	199
Gestora de Inteligência de Crédito	(14,419)	(19,064)	(11,354)
Santander Auto S.A.	6,115	(2,421)	(2,169)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)	91,833	61,380	55,936
Webmotors S.A.	45,817	38,823	42,848
Tecnologia Bancária S.A. - TECBAN	45,752	22,219	12,498
Hyundai Corretora de Seguros	216	110	(66)
PSA Corretora de Seguros e Serviços Ltda.	48	226	656

Jointly Controlled by Aymoré CFI	(2,142)	-	-
Solutions 4Fleet	(2,142)	-	-

Significant Influence of Banco Santander	-	(33)	576
Norchem Holding e Negócios S.A.	-	(33)	576
Total	144,184	112,261	149,488

Consolidated Financial Statements | December 31, 2021 | 58

Table of Contents * Values expressed in thousands, except when indicated.

			2021
	Total Assets	Total Liabilities	Total Income
Jointly Controlled by Banco Santander	12,488,103	12,473,458	95,420
Banco RCI Brasil S.A.	11,147,493	11,080,238	157,462
Estruturadora Brasileira de Projetos S.A. - EBP	11,339	11,476	(136)
Gestora de Inteligência de Crédito	1,173,234	1,237,937	(74,136)
Santander Auto S.A.	156,037	143,807	12,230

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)	3,055,130	2,824,094	231,035
Webmotors S.A.	342,195	276,743	65,452
Tecnologia Bancária S.A. - TECBAN	2,707,571	2,542,515	165,056
Hyundai Corretora de Seguros Ltda.	3,353	2,921	431
PSA Corretora de Seguros e Serviços Ltda.	2,011	1,915	96

Controlled by Aymoré CFI	14,871	17,548	(2,677)
Solutions 4Fleet.	14,871	17,548	(2,677)
Total	15,558,104	15,315,100	323,778

			2020
	Total Assets	Total Liabilities	Total Income
Jointly Controlled by Banco Santander	12,900,571	11,255,396	51,847
Banco RCI Brasil S.A.	11,620,304	10,255,995	99,951
Norchem Participações e Consultoria S.A.	70,475	27,781	534
Estruturadora Brasileira de Projetos S.A. - EBP	11,562	39	148
Gestora de Inteligência de Crédito	1,126,424	933,115	(45,410)
Santander Auto S.A.	71,807	38,466	(3,376)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	2,952,308	1,692,770	68,469
Webmotors S.A.	512,687	78,856	21,529
Tecnologia Bancária S.A. - TECBAN	2,435,377	1,612,822	46,735
Hyundai Corretora de Seguros Ltda.	2,076	251	(43)
PSA Corretora de Seguros e Serviços Ltda.	2,168	841	247

Significant Influence of Banco Santander	126,877	29,391	(225)
Norchem Holding e Negócios S.A.	126,877	29,391	(225)
Total	15,979,756	12,977,558	120,091

			2019
	Total Assets	Total Liabilities	Total Income
Jointly Controlled by Banco Santander	14,121,618	12,502,780	206,482
Banco RCI Brasil S.A.	13,452,716	12,174,504	263,851
Norchem Participações e Consultoria S.A.	69,865	27,709	1,949
Estruturadora Brasileira de Projetos S.A. - EBP	35,314	311	1,790
Gestora de Inteligência de Crédito	527,362	288,643	(56,769)
Santander Auto S.A.	36,361	11,613	(4,339)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)	2,873,140	1,628,364	125,439
Webmotors S.A.	484,454	60,734	61,212
Tecnologia Bancária S.A. - TECBAN	2,382,907	1,564,801	63,046
Hyundai Corretora de Seguros Ltda.	1,909	41	(132)
PSA Corretora de Seguros e Serviços Ltda.	3,870	2,788	1,313

Significant Influence of Banco Santander	126,937	29,226	2,650
Norchem Holding e Negócios S.A.	126,937	29,226	2,650
Total	17,121,695	14,160,370	334,571

The Bank has no guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

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Table of Contents * Values expressed in thousands, except when indicated.

b) Changes

The changes in the balance of this item in the years ended December 31, 2021, 2020 and 2019 were:

	2021	2020	2019
Jointly Controlled by Banco Santander
Balance at beginning of year	1,094,985	1,049,510	1,032,382
Additions / disposals (net) due to change in the scope of consolidation	(739)	(41,851)	(51,073)
Additions /disposals	13,746	13,571	746
Share of results of entities accounted for using the equity method	144,184	112,293	148,912
Dividends proposed/received	(66,878)	(59,784)	(69,904)
Others	47,348	21,246	(11,553)
Balance at end of year	1,232,646	1,094,985	1,049,510

Significant Influence of Banco Santander
Balance at beginning of year	-	21,252	20,933
Share of results of entities accounted for using the equity method	-	(33)	576
Dividends proposed/received	-	(239)	(257)
Alienation	-	(20,980)	-
Balance at end of year	-	-	21,252

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2021, 2020 and 2019.

d) Other information

Details of the principal jointly controlled entities:

Banco RCI Brasil S.A.: A company incorporated in the form of a joint stock company with headquarters in Paraná, aims to the main practice of investment, leasing, credit, financing and investment operations, with a view to sustain the growth of the automotive brands Renault and Nissan in the Brazilian market, with operations focused on, mainly to financing and leasing to the final consumer. It is a financial institution that is part of the RCI Group Banque and Santander Conglomerate, their operations being conducted in the context of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the main decisions that impact this company is taken jointly between Banco Santander and other controlling shareholders.

Webmotors S.A.: A company incorporated in the form of a privately held company with headquarters in São Paulo and has as its object development, implementation and / or availability of electronic catalogs, space, product, services or means for the sale of products and / or services related to the automobile industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to electronic commerce activities and other uses or applications of the Internet, as well as participation in the capital of other companies and the management of related businesses and ventures. It is a member of the Santander Economic-Financial Conglomerate (Conglomerado Santander) and Carsales.com Investments PTY LTD (Carsales), with its operations conducted in the context of a set of institutions that act in an integrated manner. According to the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controllers.

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Table of Contents * Values expressed in thousands, except when indicated.

		2021		2020		2019
	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors
Current assets	10,187,883	342,195	11,270,565	276,170	12,052,008	241,919
Current liabilities	8,754,744	71,742	9,825,654	220,707	10,781,921	61,290
Cash and cash equivalents	341,015	2,746	201,142	1,411	489,400	1,667
Depreciation and amortization	(1,628)	(19,152)	(1,577)	(14,949)	(1,666)	(9,234)
Revenue	637,856	331,586	732,253	277,270	661,215	165,049
Interest income	1,308,649	3,938	1,354,283	2,283	1,401,154	5,079
Interest expense	(592,776)	-	(483,506)	-	(547,546)	-
Tax Income / (expense)	(105,266)	(32,819)	(169,957)	(26,314)	(83,455)	(26,863)
Current financial liabilities (excluding trade and other payables and provisions)	3,293,251	58,910	3,279,806	58,910	4,178,761	53,807
Non-current financial liabilities (excluding trade and other payables and provisions)	5,218,945	796	5,947,683	796	470,081	1,006

12.	Property, plant and equipment

Tangible assets of the Bank relate to property for its own use.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Leased Fixed Assets	Others	Total
Balance on December 31, 2018	2,779,038	4,628,325	9,231,131	-	1,683	16,640,177
Initial adoption IFRS 16	-	-	-	2,465,750	-	2,465,750
Additions	85,333	826,685	1,012,395	-	370	1,924,783
Additions resulting mergers	-	-	-	689,982	-	689,982
Cancellation of lease agreements	-	-	-	(72,951)	-	(72,951)
Write-off	(17,041)	(122,926)	(122,279)	-	-	(262,246)
Transfers	(7,160)	13,236	51,445	-	-	57,521
Balance on December 31, 2019	2,840,170	5,345,320	10,172,692	3,082,781	2,053	21,443,016

Initial adoption IFRS 16	-	-	-	-	-	-
Additions	8,831	559,388	667,704	-	-	1,235,923
Additions resulting mergers	-	-	-	738,603	-	738,603
Cancellation of lease agreements	-	-	-	(246,308)	-	(246,308)
Write-off	(23,771)	(2,241,220)	(416,600)	-		(2,681,591)
Transfers	(8,485)	120,158	39,861	-	(806)	150,728
Balance on December 31, 2020	2,816,745	3,783,646	10,463,657	3,575,076	1,247	20,640,371

Initial adoption IFRS 16	-	-	-	-	-	-
Additions	32,959	435,858	693,957	-	-	1,162,774
Additions by Company Acquisition	-	-	-	103,449	-	103,449
Cancellation of lease agreements	-	-	-	(254,101)	-	(254,101)
Write-off	(50,181)	(1,584,956)	(402,817)	-	-	(2,037,954)
Transfers	-	651,607	(468,561)	-	-	183,046
Balance on December 31, 2021	2,799,523	3,286,155	10,286,236	3,424,424	1,247	19,797,585

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Table of Contents * Values expressed in thousands, except when indicated.

Accumulated depreciation	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Leased Fixed Assets	Others	Total
Balance on December 31, 2018	(760,844)	(3,714,712)	(5,511,258)	-	-	(9,986,814)
Additions	(93,455)	(482,256)	(730,993)	(564,132)	-	(1,870,836)
Write-off	10,517	148,486	65,016	8,316	-	232,335
Transfers	15,091	10,272	(9,183)	-	-	16,180
Balance on December 31, 2019	(828,691)	(4,038,210)	(6,186,418)	(555,816)	-	(11,609,135)

Additions	(86,954)	(537,908)	(846,881)	(568,062)	-	(2,039,805)
Write-off	11,020	2,263,857	359,618	-	-	2,634,495
Transfers	1,765	66,717	(88,612)	-	-	(20,130)
Balance on December 31, 2020	(902,860)	(2,245,544)	(6,762,293)	(1,123,878)	-	(11,034,575)

Additions	(108,946)	(291,174)	(896,705)	(553,955)	-	(1,850,780)
Write-off	38,337	940,737	448,471	572,833	-	2,000,378
Transfers	-	10	(102,187)	-	-	(102,177)
Additions by Company Acquisition	-	-	-	-	-	-
Change in scope of consolidation	-	-	-	-	-	-
Balance on December 31, 2021	(973,469)	(1,595,971)	(7,312,714)	(1,105,000)	-	(10,987,154)

Losses from non-recovery (impairment)
Balance on December 31, 2018	(13,859)	-	(50,529)	-	-	(64,388)
Impacts on results	(587)	-	13,050	-	-	12,463
Balance on December 31, 2019	(14,446)	-	(37,479)	-	-	(51,925)

Impacts on results	(11,162)	-	7,789	-	(13,387)	(16,760)
Balance on December 31, 2020	(25,608)	-	(29,690)	-	(13,387)	(68,685)

Impacts on results	3,310	-	38,729	-	-	42,039
Balance on December 31, 2021	(22,298)	-	9,039	-	(13,387)	(26,646)

Carrying amount
Balance on December 31, 2019	1,997,033	1,307,110	3,948,795	2,526,965	2,053	9,781,957
Balance on December 31, 2020	1,888,277	1,538,102	3,671,674	2,451,198	(12,140)	9,537,111
Balance on December 31, 2021	1,803,756	1,690,184	2,982,561	2,319,424	(12,140)	8,783,785

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2021 the Bank owns R$58,413 on commitments for the acquisition of tangible assets (2020 - R$0 and 2019 R$0 million).

13.	Intangible assets - Goodwill

Goodwill is the excess between the acquisition cost and the Bank's interest in the net fair value of the acquiree's assets, liabilities and contingent liabilities. When the excess is negative (negative goodwill), it is immediately recognized in the income statement. In accordance with IAS 36, goodwill is tested annually for impairment purposes or whenever there is evidence of impairment of the cash-generating unit to which it was allocated. Goodwill is recorded at cost less accumulated impairment losses. Recognized impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test (note 2.n.i) and has been allocated according to the operating segments (note 44).

Based on the assumptions described below, no impairment loss was recognized for goodwill at December 31, 2021, 2020 and 2019.

Consolidated Financial Statements | December 31, 2021 | 62

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,215,749	27,217,565
Toro Corretora de Títulos e Valores Mobiliários Ltda.	305,937	-	-
Liderança Serviços Especializados em Cobranças Ltda.	237,663	-	-
Olé Consignado (current denomination of Banco Bonsucesso Consignado)	62,800	62,800	62,800
Solutions 4Fleet Consultoria Empresarial S.A.	32,613	-	-
Return Capital Serviços de Recuperação de Créditos S.A. (current denomination of Ipanema Empreendimentos e Participações S.A.)	24,346	24,346	24,346
Santander Brasil Tecnologia S.A.	16,381	16,381	16,382
Paytec Tecnologia em Pagamentos Ltda.	11,336	-	-
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	5,271	-	-
Banco PSA Finance Brasil S.A.	1,557	1,557	1,557
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	-	1,039,304	1,039,304
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	-	-	13,050
Total	27,915,469	28,360,137	28,375,004

	Commercial Banking
	2021	2020	2019
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual (1)	4.8%	4.3%	4.8%
Discount rate (2)	12.3%	12.4%	12.5%

(1) The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 18.77% (2020 – 19.56% and 2019 – 17.88%).

Thousand of reais	2021	2020	2019

Balance at beginning of the year	28,360,137	28,375,004	28,378,288
Additions (loss):
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	(1,039,304)	-	-
Toro Corretora de Títulos e Valores Mobiliários Ltda.	305,937	-	-
Liderança Serviços Especializados em Cobranças Ltda.	237,663	-	-
Solution 4Fleet Consultoria Empresarial S.A.	32,613	-	-
Paytec Tecnologia em Pagamentos Ltda.	11,336	-	-
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	5,271	-	-
Others	1,816	(14,867)	(3,284)
Balance at end of the year	27,915,469	28,360,137	28,375,004

Goodwill tests are performed annually or when there are indications of impairment. A quantitative goodwill impairment test is carried out annually in the second half of 2021 and at the end of each year an analysis is carried out on the existence of signs of impairment. For the year 2021, 2020 and 2019, there were no indications of impairment.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the absence of impairment.

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Table of Contents * Values expressed in thousands, except when indicated.

14.	Intangible assets - Other intangible assets

The details, by asset category, of the other intangible assets in the consolidated balance sheets are as follows:

Cost	IT Developments	Other Assets	Total
Balance on December 31, 2018	6,910,273	411,071	7,321,344
Additions	1,290,686	15,757	1,306,443
Write-off	(2,544,403)	(130,622)	(2,675,025)
Transfers	(26,758)	(2,481)	(29,239)
Balance on December 31, 2019	5,629,798	293,725	5,923,523

Additions	990,184	73,238	1,063,422
Write-off	(240,626)	(7,803)	(248,429)
Transfers	(25,515)	3,036	(22,479)
Balance on December 31, 2020	6,353,841	362,196	6,716,037

Additions	1,429,459	71,103	1,500,562
Write-off	(633,534)	(3,270)	(636,804)
Transfers	(124,157)	-	(124,157)
Balance on December 31, 2021	7,025,609	430,029	7,455,638

Accumulated amortization
Balance on December 31, 2018	(5,032,693)	(311,950)	(5,344,643)
Additions	(501,682)	(19,339)	(521,021)
Write-off	2,326,982	79,945	2,406,927
Transfers	(241,395)	(288)	(241,683)
Balance on December 31, 2019	(3,448,788)	(251,632)	(3,700,420)

Additions	(534,000)	(5,322)	(539,322)
Balance on December 31, 2020	(3,982,788)	(256,954)	(4,239,742)

Additions	(569,370)	(13,771)	(583,141)
Write-off	343,216	(4,558)	338,658
Balance on December 31, 2021	(4,208,942)	(275,283)	(4,484,225)

Losses from non-recovery (Impairment) - IT	IT developments	Other assets	Total
Balance on December 31, 2018	(320,710)	(15,291)	(336,001)
Impact on net profit (1)	110,466	-	110,466
Write-off	207,925	15,291	223,216
Balance on December 31, 2019	(2,319)	-	(2,319)

Impact on net profit (1)	(66,269)	-	(66,269)
Transfers	(1,346)	-	(1,346)
Balance on December 31, 2020	(69,934)	-	(69,934)

Impact on net profit (1)	(23,066)	(7,094)	(30,160)
Write-off	-	-	-
Balance on December 31, 2021	(93,000)	(7,094)	(100,094)

Carrying amount
Balance on December 31, 2019	2,178,691	42,093	2,220,784
Balance on December 31, 2020	2,301,119	105,242	2,406,361
Balance on December 31, 2021	2,723,667	147,652	2,871,319

(1) Refers to the impairment of assets in the acquisition and development of software. The loss in the acquisition and development of software was recorded due to obsolescence and discontinuity of the referred systems.

Amortization expenses were included under "Depreciation and amortization" in the income statement.

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Table of Contents * Values expressed in thousands, except when indicated.

15.	Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousand of reais	2021	2020	2019

Customer relationships	922,860	1,873,048	1,926,536
Prepayments and accrued income	797,365	1,007,792	1,059,223
Contractual guarantees of former controlling stockholders (Note 22.c.5)	496	496	103,272
Actuarial asset (Note 21)	287,808	361,149	346,422
Other receivables (1)	4,040,499	3,979,926	1,625,884
Total	6,049,028	7,222,411	5,061,337

(1) Corresponds mainly to receivables from third parties.

16.	Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of reais	2021	2020	2019

Classification:
Financial liabilities at amortized cost	121,005,909	131,656,962	99,271,415
Total	121,005,909	131,656,962	99,271,415

Type:
Deposits on demand (1)	126,203	296,340	685,026
Time deposits (2)	75,754,363	76,489,490	56,602,470
Repurchase agreements	45,125,343	54,871,132	41,983,919
Of which:
Backed operations with Private Securities (3)	13,478,131	13,843,463	9,506,255
Backed operations with Government Securities	31,647,212	41,027,669	32,477,663
Total	121,005,909	131,656,962	99,271,415

(1) Non-interest-bearing accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, transfers from the country (BNDES and Finame) and abroad, and other credit lines abroad.

(3) Refers primarily to repurchase agreements backed by own-issued debentures.

Thousand of reais	2021	2020	2019

Currency:
Reais	62,322,887	77,743,482	58,282,793
Euro	9,309	13,156	39,522
US dollar	58,673,713	53,900,324	40,949,100
Total	121,005,909	131,656,962	99,271,415

17.	Client deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousand of reais	2021	2020	2019

Classification:
Financial liabilities at amortized cost	468,961,069	445,813,972	336,514,597
Total	468,961,069	445,813,972	336,514,597

Type:
Demand deposits
Current accounts (1)	41,742,247	35,550,105	28,231,479
Savings accounts	65,248,913	62,210,443	49,039,857
Time deposits	280,955,456	269,929,085	200,739,544
Repurchase agreements	81,014,453	78,124,340	58,503,717
Of which:
Backed operations with Private Securities (2)	20,103,099	14,944,250	9,506,255
Backed operations with Government Securities	60,911,354	63,180,090	48,997,462
Total	468,961,069	445,813,972	336,514,597

(1) Non-interest bearing accounts.

(2) Refers primarily to repurchase agreements backed by own-issued debentures.

Note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

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Table of Contents * Values expressed in thousands, except when indicated.

18.	Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousand of reais	2021	2020	2019

Classification:
Financial liabilities at amortized cost	79,036,792	56,875,514	73,702,474
Total	79,036,792	56,875,514	73,702,474

Type:
Real estate credit notes - LCI (1)	21,459,182	18,846,138	21,266,079
Eurobonds	12,952,068	9,399,277	8,715,382
Treasury Bills (2)	25,074,264	12,749,911	27,587,340
Agribusiness credit notes - LCA	16,989,434	14,746,831	14,776,877
Guaranteed Real Estate Credit Notes (3)	2,561,845	1,133,356	1,356,796
Total	79,036,792	56,875,514	73,702,474

(1) Real estate credit bills are fixed-income securities backed by real estate credits and guaranteed by mortgage or fiduciary sale of real estate. On December 31, 2021, they mature between 2022 and 2028 (2020 - with maturity between 2021 to 2027 2019 - with maturity between 2020 to 2026).

(2) The main characteristics of the financial bills are a minimum term of two years, a minimum face value of R$50 and early redemption permit of only 5% of the issued amount. As of December 31, 2021, they mature between 2022 and 2031 (2020 – with maturity between 2021 to 2025 and 2019 – with maturity between 2020 to 2025).

(3) Guaranteed Real Estate Bills are fixed-income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. As of December 31, 2021, they have a maturity period between 2022 and 2035 (12/31/20120- with a maturity period between 2021 and 2023).

Indexers:	Domestic	Abroad

Treasury Bills	100% to 112% of CDI	-
	100% of IGPM	-
	100% of IPCA	-
	Pre fixed: 3.41% to 16.97%	-
	104.75% of SELIC	-
Real estate credit notes - LCI	86% to 105.8% of CDI	-
	Pre fixed: 3.03% of 13.29%	-
	100% of IPCA	-
	1.5% to 1.7% of IPCA	-
	100% of TR	-
Agribusiness credit notes - LCA	70% to 104% of CDI	-
3.33% to 12.33% da SELIC
Guaranteed Real Estate Credit Notes - LIG	94% to 98% of CDI	-
95% TO 108.5 do IPCA
Eurobonds	-	0.0% to 9%
	-	CDI+6.4%

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Table of Contents * Values expressed in thousands, except when indicated.

The breakdown, by currency, of the balance of this account is as follows:

Thousand of reais
Currency:	2021	2020	2019

Real	66,084,725	47,490,706	64,987,092
US dollar	12,952,068	9,384,808	8,715,382
Total	79,036,792	56,875,514	73,702,474

	Average interest (%)
Currency:	2021	2020	2019

Real	1.5%	2.5%	5.0%
US dollar	5.7%	5.2%	4.1%
Total	3.5%	3.9%	4.5%

The variations in the balance “Obligations for bonds and securities” were as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of the year	56,875,514	73,702,474	74,626,232
Issuances	101,784,961	60,047,656	53,017,039
Payments	(97,220,580)	(82,900,914)	(61,914,716)
Interest (Note 32)	4,536,849	2,785,942	5,138,306
Exchange differences and Others (1)	13,060,048	3,240,356	2,835,613
Balance at end of the year	79,036,792	56,875,514	73,702,474

(1) Exchange variation linked to “Obligations for bonds and securities” are related to Eurobonds.

On December 31, 2021, 2020 and 2019, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

The note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost in each year.

The breakdown of "Bonds and other securities" is as follows:

				Interest rate (p.y)
	Issuance	Maturity	Currency		2021	2020	2019

Eurobonds	2017	2020	BRL	4.4%	-	-	929,042
Eurobonds	2018	2020	USD	Until 3.5%	-	-	37,476
Eurobonds	2018	2020	USD	Over 3.5%	-	-	35,438
Eurobonds	2019	2020	USD	0% to 4.4%	-	-	3,556,724
Eurobonds	2017	2025	USD	4.4%	117,150	14,469	63,181
Eurobonds	2018	2025	USD	0% to 4.4%	771,300		-
Eurobonds	2017	2024	USD	2.4% to 10%	-	853,929	664,996
Eurobonds	2018	2024	USD	6.6% to 6.7%	-	1,625,192	1,260,099
Eurobonds	2018	2025	USD	Until 9%	-	1,720,187	1,427,601
Eurobonds	2019	2025	USD	0% to 4.4%	225,533	-	-
Eurobonds	2019	2026	USD	4.4%	75,716	-	-
Eurobonds	2019	2027	USD	0% to 4.4%	632,831	-	-
Eurobonds	2020	2022	USD	4.4%	306,253	-	-
Eurobonds	2020	2023	USD	0% to 4.4%	455,666	-	-
Eurobonds	2019	2027	USD	CDI+6.4%	-	1,279,506	727,118
Eurobonds	2020	2021	USD	0% to 4%	-	3,252,482	-
Eurobonds	2020	2021	USD	CDI+1.9%	-	170,257	-
Eurobonds	2020	2022	USD	0% to 4%	-	16,923	-
Eurobonds	2020	2022	USD	CDI+1.9%	-	121,926	-
Eurobonds	2020	2025	USD	0% to 8%	46,655	22,888	-
Eurobonds	2020	2023	USD	CDI+1.9%	-	223,435	-
Eurobonds	2020	2024	USD	CDI+1.9%	-	98,082	-
Eurobonds	2021	2022	USD	0% a 4.4%	2,005,534	-	-
Eurobonds	2021	2022	USD	Until 9%	41,749	-	-
Eurobonds	2021	2022	USD	CDI+1.9%	205,624	-	-
Eurobonds	2021	2022	USD	CDI + 2.65%	181,116	-	-
Eurobonds	2021	2023	USD	0% to 4.4%	408,824	-	-
Eurobonds	2021	2023	USD	CDI+1.9%	157,370	-	-
Eurobonds	2021	2023	USD	CDI + 2.65%	5,316	-	-
Eurobonds	2021	2024	USD	0% to 4.4%	246,192	-	-
Eurobonds	2021	2025	USD	0% to 4.4%	593,036	-	-
Eurobonds	2021	2026	USD	0% to 4.4%	3,890,578	-	-
Eurobonds	2021	2026	USD	CDI + 2.65%	210,639	-	-
Eurobonds	2021	2027	USD	0% to 4.4%	101,029	-	-
Eurobonds	2021	2028	USD	Until 9%	30,126	-	-
Eurobonds	2021	2028	USD	CDI+6.4%	26,018	-	-
Eurobonds	2021	2031	USD	0% a 4.4%	2,217,811	-	-
Other					-	-	13,707
Total					12,952,068	9,399,276	8,715,382

19.	Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan, are as follows:

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Table of Contents * Values expressed in thousands, except when indicated.

					2021	2020	2019
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)
Tier I (1)	nov-18	No-Maturity (Perpetual)	US$1,250	7.250%	7,050,080	6,554,451	5,092,153
Tier II (1)	nov-18	nov/28	US$1,250	6.125%	7,038,527	6,565,209	5,083,808
Financial Bills - Tier II (2)	nov-21	nov-31	R$ 5,300	CDI+2%	5,351,046	-	-
Financial Bills - Tier II (2)	dez-21	dez-31	R$ 200	CDI+2%	201,755	-	-
Total					19,641,408	13,119,660	10,175,961

(1) The issues were carried out through the Cayman Branch and there is no Income Tax at source, and interest is paid semiannually, as of May 8, 2019.

(2) Letras Financeiras issued in November 2021 have a redemption and repurchase option.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand which exceeds such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

	2021	2020	2019
Balance at beginning of the year	13,119,660	10,175,961	9,779,944
Issuance - Tier II	5,500,000	-	-
Interest payment Tier I (1)	505,300	506,771	272,947
Interest payment Tier II (1)	449,899	402,622	230,594
Exchange differences / Others	977,855	2,948,951	221,368
Payments of interest - Tier I	(493,071)	(495,789)	(178,278)
Payments of interest - Tier II	(418,235)	(418,856)	(150,614)
Balance at end of the year	19,641,408	13,119,660	10,175,961

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges" (Note 32).

20.	Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousand of reais	2021	2020	2019

Credit card obligations	45,976,315	48,912,963	38,531,519
Unsettled financial transactions (1)	10,861,143	7,210,396	7,239,785
Dividends and Interest on Capital payable	1,029,952	1,223,310	7,826,247
Tax collection accounts - Tax payables	969,939	864,292	883,768
Liability associated with the transfer of assets (Note 9.g)	40,511	55,105	75,500
Other financial liabilities (2)	10,030,440	8,595,084	6,328,551
Total	68,908,300	66,861,150	60,885,370

(1) Includes operations to settle with B3 S.A. (Current Company Name of BM&FBovespa) and payment orders in foreign currency.

(2) Refers substantially to cancelable financial liabilities, designated at fair value through profit or loss.

21.	Provisions for pensions and similar obligations

On December 31, 2021 the balance of provisions for pension funds and similar obligations totaled R$2,728,126 (2020 - R$3,929,265 and 2018 - R$4,960,620).

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Table of Contents * Values expressed in thousands, except when indicated.

I. Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

•	Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

- Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

- Plan III: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

- Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

- Plan I: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

- Plan II: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

- Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans were closed to new participants prior to the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999.

- Plan Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

- Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010.

- Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

•	Sanprev – Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. According to Portaria 389 of PREVIC, of May 8, 2018, it was approved the closure of the authorization of operation of Sanprev.

•	Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

•	Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

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Table of Contents * Values expressed in thousands, except when indicated.

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the year of 2021 was R$69,142 (2020 – R$69,142 e 2019 – R$110,325).

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: As from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. the instituting / stipulating companies and the participants in the plans. The appropriated values by the sponsors in the year of 2021 were R$17,880 (2020 – R$14,054).

II. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.:

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

• HolandaPrevi’s Retirees (current corporate name of SantanderPrevi):

For the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

• Former employees of Banco Real S.A. (Retiree by Circulars):

It grants entitlement to healthcare to former employees of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

• Bandeprev’s retirees:

Health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

• Directors with Lifetime Benefits (Lifetime Directors):

Lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

• Health Directors:

Directors, Executive Directors, Vice-President Directors and Chief Executive Officer, may, by choice, choose to remain medical assistance, in case of termination of the link with Banco Santander or companies in its conglomerate without cause; as long as they comply the following requirements: have contributed for at least 3 (three) years to the health plan; having served as a director at Banco Santander or companies its conglomerate for at least 3 (three) years; be 55 years of age. The plan will be maintained in the same way as the DIRECTOR enjoyed at the time of his dismissal, including the payment of his share, which must be paid by bank slip. The dependents active at the time of termination will be kept on the same plan as the director, and the inclusion of new dependents in no chance.

• Free Clinic:

Health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

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Table of Contents * Values expressed in thousands, except when indicated.

• Life insurance for Banco Real’s retirees (Life Insurance):

For Retirees from Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45% of the value. It is a closed group.

• Life Insurance Assistance Boxes (Life Insurance):

Included in the bulk of the life insurance in December 2018 the insurance of the retirees of the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Southern Bank, coverage was according to the choice of retiree at the time of joining the benefit. The Bank's allowance is 50% of the premium amount for the holder and some retirees have the spouse clause bearing 100% of the cost. The plan is closed for new participants.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pay their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to these retired employees are calculated using actuarial based in the present value of the current cost.

III. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which uses each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

• Nominal discount rate for actuarial obligation and calculation of interest on assets

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 8.39% (2020 – 6.8% e 2019 – 7.1%).

- Cabesp, Law 9,656 and others obligations – 8.44% (2020 – 7.1% e 2019 – 7.2%).

• Estimated long-term inflation rate

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 3.0% (2020 – 3.3% e 2019 – 3.5%).

• Estimate salary increase rate

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans – 3.52% (2020 – 3.8% e 2019 – 4.0%).

The funding status of the defined benefit obligations in 2021 and in the last 2 years are as follows:

	2021	2020	2019

Present value of the obligations - Post-employment plans:
To current employees	320,202	478,837	687,786
Vested obligations to retired employees	26,183,758	28,202,580	27,369,696
	26,503,960	28,681,417	28,057,482

Less:
Fair value of plan assets	28,321,826	28,634,891	25,822,890
Unrecognized assets (1)	(3,645,083)	(2,762,220)	(1,346,547)
Provisions – Post-employment plans, net	1,827,217	2,808,746	3,581,139

Present value of the obligations - Other similar obligations:
To current employees	97,004	135,902	204,439
Vested obligations to retired employees	5,026,865	5,782,124	6,047,368
	5,123,869	5,918,026	6,251,807

Less:
Fair value of plan assets	5,096,262	5,398,667	5,222,517
Unrecognized assets (1)	(585,495)	(240,010)	-
Provisions – Other similar obligations, net	613,101	759,370	1,029,290

Total provisions for pension plans, net	2,440,318	3,568,115	4,610,429
Of which:
Actuarial provisions	2,728,126	3,929,265	4,960,620
Actuarial assets (note 15)	287,808	361,149	350,191
(1)	Refers to fully funded surplus plans Banesprev I and III, Sanprev I,II and III and Bandeprev.

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Table of Contents * Values expressed in thousands, except when indicated.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Post-Employment Plans
	2021	2020	2019

Staff costs - Current service costs (note 39)	1,799	4,186	2,774
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	(81,681)	108,268	149,232
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	252,608	97,291	100,346
Other movements - Extraordinary charges	2,117	16,786	(1,101)
Total	174,843	226,532	251,251

Other Similar Obligations
	2021	2020	2019

Staff costs - Current service costs (note 39)	6,820	5,860	8,142
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	14,985	71,374	61,845
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	31,500	-	3,173
Other movements - Extraordinary charges (2)	(135)	(142)	22,624
Total	53,170	77,092	95,784

The changes in the present value of the accrued defined benefit obligations were as follows:

	Post-Employment Plans
	2021	2020	2019

Present value of the obligations at beginning of year	28,681,417	28,057,482	24,013,207
Current service cost (Note 39)	1,799	4,186	2,774
Interest cost	1,971,031	1,940,515	2,087,484
Benefits paid	(2,159,866)	(2,060,960)	(1,960,103)
Actuarial (gains)/losses	(1,992,512)	722,261	3,908,350
Others	2,091	17,933	5,770
Present value of the obligations at end of year	26,503,960	28,681,417	28,057,482

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Table of Contents * Values expressed in thousands, except when indicated.

	Other Similar Obligations
	2021	2020	2019

Present value of the obligations at beginning of year	5,918,026	6,251,807	4,789,072
Current service cost (Note 39)	6,820	5,860	8,142
Interest cost	417,536	448,836	443,837
Benefits paid	(373,341)	(337,742)	(378,782)
Actuarial (gains)/losses	(845,173)	(450,735)	1,366,837
Other	-	-	22,701
Present value of the obligations at end of year	5,123,869	5,918,026	6,251,807

The changes in the fair value of the plan assets were as follows:

	Post-Employment Plans
	2021	2020	2019

Fair value of plan assets at beginning of year	28,634,891	25,822,890	22,708,990
Interest (Expense) Income	2,052,712	1,832,247	1,938,252
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	(791,317)	2,994,598	3,087,544
Contributions/(surrenders)	589,006	49,716	51,807
Of which:
By the Bank	585,437	44,970	44,752
By plan participants	3,569	4,746	7,055
Benefits paid	(2,159,866)	(2,060,960)	(1,960,103)
Exchange differences and other items	(3,600)	(3,600)	(3,600)
Fair value of plan assets at end of year	28,321,826	28,634,891	25,822,890

	Other Similar Obligations
	2021	2020	2019

Fair value of plan assets at beginning of year	5,398,667	5,222,517	4,157,251
Interest (Expense) Income	402,551	377,462	381,992
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	(521,100)	(34,409)	915,626
Contributions/(surrenders)	151,926	132,416	107,037
Of which:
By the Bank	151,926	132,416	107,037
Benefits paid	(335,781)	(299,319)	(339,389)
Fair value of plan assets at end of year	5,096,263	5,398,667	5,222,517

Breakdown of gains (losses) actuarial by experience, financial assumptions and demographic hypotheses:

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Table of Contents * Values expressed in thousands, except when indicated.

			Post-Employment Plans
	2021	2020	2019
Experience Plan	(2,640,120)	(807,895)	(446,444)
Changes in Financial Assumptions	4,632,632	85,634	(2,615,119)
Changes in Financial Demographic	-	-	1,228
Gain (Loss) Actuarial - Obligation	1,992,512	(722,261)	(3,060,335)
Return on Investment, Return Unlike Implied Discount Rate	(791,317)	2,994,598	2,624,960
Gain (Loss) Actuarial - Asset	(791,317)	2,994,598	2,624,960
Changes in Surplus / Deficit Uncollectible	(630,255)	(1,318,382)	(164,428)

			Other Similar Obligations
	2021	2020	2019
Experience Plan	(290,878)	289,237	(209,175)
Changes in Financial Assumptions	1,136,497	182,120	(1,157,662)
Changes in Financial Demographic	(446)	(20,621)	-
Gain (Loss) Actuarial - Obligation	845,173	450,735	(1,366,837)
Return on Investment, Return Unlike Implied Discount Rate	(521,100)	(34,409)	915,626
Gain (Loss) Actuarial - Asset	(521,100)	(34,409)	915,626
Changes in Surplus Uncollectible	(313,984)	(240,010)	71,698

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post - Employment Plans
	2021	2020	2019

Experience in Net Assets Adjustments	(791,317)	2,994,598	2,624,960

	Other Similar Obligations
	2021	2020	2019

Experience in Net Assets Adjustments	(521,100)	(34,409)	915,626

The amounts of actuarial obligation of defined benefit plans not covered and defined benefit plans partially or totally covered are shown below:

2021	2020	2019

613,101	759,370	815,929
31,014,727	33,840,073	33,493,360

The main categories of plan assets as a percentage of total plan assets are as follows:

	2021	2020	2019

Debt instruments	96.68%	97.41%	92.92%
Properties	0.17%	0.17%	0.26%
Other	3.15%	2.45%	6.82%

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Table of Contents * Values expressed in thousands, except when indicated.

The expected return on plan assets was determined based on the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$1,198,815 (2020 - R$4,826,845 e 2019 - R$6,301,111).

The following table shows the estimated benefits payable for the next ten years from December 31, 2021:

2022	2,511,841
2023	2,561,598
2024	2,608,572
2025	2,651,957
2026	2,691,303
2027 to 2031	13,884,478
Total	26,909,749

Assumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. The change of one percentage point in the medical care cost rates would have the effects as follows:

						Sensitivity
		2021		2020		2019
	Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations
Discount Rate
(+)0,5%	(25,444)	(305,114)	(28,711)	(402,547)	(31,672)	(440,072)
(-)0,5%	28,133	337,349	32,099	450,049	35,572	494,257
Boards of Mortality
Applied (+) 2 years	(44,619)	(535,039)	(47,637)	(667,904)	(51,720)	(718,632)
Applied (-) 2 years	47,934	574,793	54,226	760,289	56,687	787,636
Cost of Medical Care
(+)0,5%	31,280	375,089	34,718	486,769	38,388	533,380
(-)0,5%	(28,762)	(344,891)	(31,637)	(443,569)	(35,060)	(487,146)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post - Employment Plans

Duration (in years)
Banesprev Plans I	12.57
Banesprev Plans II	12.92
Banesprev Plans III	11.54
Banesprev Plans IV	14.82
Banesprev Plans V	9.51
Banesprev Pre-75	10.45
Sanprev I	6.79
Sanprev II	12.76
Sanprev III	11.06
Bandeprev Basic	10.53
Bandeprev Special I	7.23
Bandeprev Special II	6.46
SantanderPrevi	8.11
CACIBAN / DAB / DCA	7.27/ 5.93/ 6.47

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Plans	Other Similar Obligations

Cabesp	16.03
Bandepe	18.03
Free Clinic	12.28
Lifetime officers	9.36
Health officers	30.28
Circulars (1)	11.62 E 12.97
Life Insurance	8.04

(1) The duration 12.15 refers to the plan of Former Employees of Banco ABN Amro and 11.93 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

		2021		2020		2019
	Pension	Health	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	8.4%	8.4%	6.8%	7.1%	7.1%	7.2%
Rate Calculation of Interest Under Assets to the Next Year	8.4%	8.4%	6.8%	7.1%	7.1%	7.2%
Estimated Long-term Inflation Rate	3.0%	3.0%	3.3%	3.3%	3.5%	3.5%
Estimated Salary Increase Rate	3.5%	N/A	3.8%	N/A	4.0%	4.0%
Mortality tables	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

22.	Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousand of reais	2021	2020	2019

Pension fund provisions and similar requirements	2,728,126	3,929,265	4,960,620
Provisions for lawsuits and administrative proceedings, commitments and other provisions	8,876,356	9,885,713	11,371,205
Judicial and administrative proceedings under the responsibility of former controlling stockholders (Note 15)	496	496	103,272
Judicial and administrative proceedings	7,668,914	8,648,892	9,226,735
Of which:
Civil	3,231,004	3,429,155	3,201,061
Labor	2,071,811	2,886,990	3,504,296
Tax and Social Security	2,366,099	2,332,747	2,521,378
Provisions for contingent commitments (Note 22.b.1)	908,027	724,779	683,918
Others provisions	298,919	511,546	1,357,280
Total	11,604,482	13,814,978	16,331,825

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b) Changes

The changes in “Provisions” were as follows:

Thousand of reais	2021

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	3,929,265	9,885,713	13,814,978
Additions charged to income:
Interest expense and similar charges	217,413	-	217,413
Personnel Expenses (Note 39)	8,619	-	8,619
Constitutions / Reversals and Adjustment of provisions	(1,618)	1,997,788	1,996,170
Other Comprehensive Income	(833,511)	-	(833,511)
Additions to provisions for contingent commitments	-	183,248	183,248
Payments to external funds	(619,086)	-	(619,086)
Amount paid	-	(3,222,395)	(3,222,395)
Transfer to other assets - actuarial assets (Note 15)	27,045	-	27,045
Transfers, exchange differences and other changes	-	32,002	32,002
Balance at end of year	2,728,126	8,876,356	11,604,482

Thousand of reais	2020

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	4,960,620	11,365,589	16,326,209
Additions charged to income:
Interest expense and similar charges	276,933	-	276,933
Personnel Expenses (Note 39)	10,046	-	10,046
Constitutions / Reversals and Adjustment of provisions	13,044	1,565,402	1,578,446
Other Comprehensive Income	(1,133,245)	-	(1,133,245)
Additions to provisions for contingent commitments	-	40,861	40,861
Payments to external funds	(215,829)	-	(215,829)
Amount paid	-	(3,136,423)	(3,136,423)
Transfer to other assets - actuarial assets (Note 15)	17,695	-	17,695
Transfers, exchange differences and other changes	-	50,284	50,284
Balance at end of year	3,929,265	9,885,713	13,814,978

Thousand of reais	2019

	Pensions (1)	Other Provisions		Total
Balance at beginning of year	3,357,654	11,338,244		14,695,898
Additions charged to income:
Interest expense and similar charges	314,596	-		314,596
Personnel Expenses (Note 39)	10,917	-		10,917
Constitutions / Reversals and Adjustment of provisions	21,523	2,936,187		2,957,710
Other Comprehensive Income	1,416,815	-		1,416,815
Additions to provisions for contingent commitments	-	(57,651)		(57,651)
Payments to external funds	(183,899)	-		(183,899)
Amount paid	-	(2,865,087)		(2,865,087)
Transfer to other assets - actuarial assets (Note 15)	23,014	-		23,014
Transfers, exchange differences and other changes	-	19,512	-	19,512
Balance at end of year	4,960,620	11,371,205		16,331,825

(1) For further information, see note 22. Provisions for pension funds and similar obligations.

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b.1) Provisions for contingent payments

According to note 1.iii, IFRS 9 requires that the provision for expected credit losses be recorded for contracts of financial guarantees rendered, which have not yet been honored. Provision expense reflecting credit risk should be measured and accounted for when the honor of these guarantees occurs and the client accused does not comply with its contractual obligations. The movement of these provisions in 2021 and 2020 is as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	724,779	683,918	626,267
Creation of provision for contingent commitments	183,248	40,861	57,651
Balance at end of year	908,027	724,779	683,918

c) Tax and Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions made are sufficient to meet legal obligations and any losses arising from legal and administrative proceedings as follows:

c.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

The main legal obligations and administrative proceedings, recorded at the line of “Tax Liabilities – Current”, recorded integrality as an obligation are described as follows:

• PIS and Cofins - R$ 4,075,496(2020 - R$3,993,873): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander’s PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss is classified as probable, based on the opinion of legal counsel. Those are de main themes at the proceedings:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$ 945,715 (2020 - R$ 924,457): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had an unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015, Bank and DTVM had obtained a non-favorable decision at CARF. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. This lawsuit was ruled groundless and is currently awaiting judgment by the Regional Federal Court (TRF 3). Based on the legal advisors' assessment, a provision was set up to cover the loss considered probable in the lawsuit.

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• Social Security Contribution (INSS) - R$ 53,936 (2020 - R$51,409 ): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services (ISS) - Financial Institutions - R$ 283,528 (2020 - R$263,183 and 2019 - R$224,631): Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Part of this process is at risk of possible loss as per note note 22.c.4 – Possible Risk Loss).

c.2) Legal and Administrative Lawsuits of a Labor Nature

These are lawsuits filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights they deem to be due, in particular the payment of “overtime” and other labor rights, including lawsuits related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Former employees of Banespa. Action distributed in 1998 by the Association of Retired Persons of Banespa (AFABESP) requesting the payment of a semiannual bonus provided for in the regulations of Banco Banespa for approximately 8,400 former employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. Said clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the periods relating to the second semester of 1996 and the semesters of 1997. On March 20, 2019, a decision of the Federal Supreme Court (Supreme Federal Court, or “STF”) rejected the extraordinary appeal filed by Banco Santander, which did not resolve the merits of the case. We filed a rescission action to annul the sentence due to the lack of legitimacy of AFABESP (second precedent No. 573.232 of the STF) or to recognize the nullity of the TRT judgment that did not notify Banco Santander about the modifying effects of the decision, as well as to suspend the execution in the main process. The rescission action was dismissed, and this decision was filed a motion for clarification, due to the absence of an explicit statement about the arguments brought by the Bank. Regarding the Motions for Clarification, the points of omission were not answered as required by law, which is why an Extraordinary Appeal was filed, which was denied by the TST. From this decision, the Bank filed an interlocutory appeal, which is pending admissibility, considering that the decisions rendered by the Superior Labor Court contradict the already peaceful position in the STF (precedent No. 573,232), according to which the Association needs a specific power of attorney to sue in judgment, and also the decision affronts constitutional precepts about access to justice (item XXXV of art. 5 of the CF) by determining excessive collection of costs. In relation to the main action, in August 2021, a decision was rendered that determined that the execution be carried out individually in the court corresponding to each defendant and AFABESP filed an appeal, however, so far there has been no decision in this regard.

Our legal advisors classified the risk of loss as probable. The current decisions of the court, and neither of the court in the main proceedings, do not define a specific amount to be paid by the substituted, and the amounts must be calculated in regular settlement of the sentence.

On December 31, 2021, the case is classified as probable loss and the provision was constituted based on the estimated loss

c.3) Civil Judicial and Administrative Proceedings

These provisions generally arise from: (1) lawsuits requesting revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) lawsuits arising from financing contracts, (3) execution actions; and (4) damages claims. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

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The main lawsuits classified as risk of probable loss are described below:

Indemnity Actions - These refer to compensation for material and/or moral damage, relating to the consumer relationship, dealing mainly with issues relating to credit cards, direct consumer credit, checking accounts, collection and loans and other matters. In the actions related to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Economic Plans - Refer to legal disputes, claiming alleged inflationary purges arising from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflation indices supposedly due to Savings Accounts, Judicial Deposits and Time Deposits (CDBs). The lawsuits are provisioned based on the individualized assessment of loss carried out by the legal advisors.

Banco Santander is also party to public civil actions, on the same matter, filed by consumer protection entities, the Public Ministry or Public Defenders. The constitution of a provision is made only for cases with probable risk, based on requests for individual executions. The issue is still under review at the STF. There is jurisprudence in the STF favorable to Banks regarding economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the jurisprudence of the STF has not yet been consolidated on the constitutionality of the norms that modified the monetary standard in Brazil. On April 14, 2010, the Supreme Court of Justice (STJ) ruled that the deadline for bringing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Thus, with this decision, a large part of the actions, as they were proposed after a period of 5 years, will probably be dismissed, reducing the amounts involved. The STJ also decided that the period for individual savers to qualify for Public Civil Actions is also 5 years, counted from the final and unappealable decision of the respective sentence. Banco Santander believes in the success of the theses defended before these courts for their content and foundation.

At the end of 2017, the Federal General Counsel (AGU), Bacen, the Consumer Defense Institute (Idec), the Brazilian Savings Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over the Economic Plans.

Discussions focused on defining the amount that would be paid to each author, according to the balance in the passbook on the date of the plan. The total value of the payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indices. The term of agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes that deal with the issue for the period of validity of the agreement, with the exception of cases in which the sentence was definitively complied with.

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. June 2020

Management considers that the provisions made are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

c.4) Tax and Social Security, Labor and Civil Contingent Liabilities Classified as Risk of Possible Loss

These are legal and administrative proceedings of a tax, social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and therefore not provisioned.

Tax lawsuits classified as possible losses totaled R$29,498,172 in the Consolidated, with the main lawsuits being as follows:

INSS on Profit Sharing (PLR) - the Bank and its subsidiaries have legal and administrative proceedings arising from questionings by the tax authorities regarding the collection of social security contributions on payments made as profit sharing. As of December 31, 2021, the amount was approximately R$ 7,340,746.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries are discussing administratively and in court the demand, by several municipalities, of payment of ISS on various revenues arising from operations that are not usually classified as services rendered. As of December 31, 2021, the amount was approximately R$ 4,145,661.

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Non-Approved Compensation - the Bank and its affiliates are discussing administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits arising from overpayments or undue payments. As of December 31, 2021, the amount was approximately R$ 5,351,349.

Amortization of Banco Real's Goodwill - the Federal Revenue Service of Brazil issued a tax assessment notice against the Bank to demand the payment of IRPJ and CSLL, including late payment charges, for the 2009 base period. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized before its merger, could not be deducted by Banco Santander for tax purposes. The tax assessment notice was duly challenged and we are currently awaiting judgment before the CARF. As of December 31, 2021, the amount was approximately R$ 1,466,444.

Losses on Credit Operations - the Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue of Brazil alleging the improper deduction of losses on credit operations from the IRPJ and CSLL calculation bases for allegedly not complying with the requirements of applicable laws. As of December 31, 2021, the amount was approximately R$ 1,175,511.

Use of CSLL Tax Loss and Negative Basis – Tax assessment notices issued by the Brazilian Federal Revenue Service in 2009 for alleged undue compensation of CSLL tax loss and negative basis, as a result of tax assessment notices issued in previous periods. Awaiting judgment at the administrative level. As of December 31, 2021, the amount was approximately R$ 1,092,625.

Amortization of Banco Sudameris Goodwill - the tax authorities issued tax assessment notices to demand the payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction of the amortization of the goodwill paid on the acquisition of Banco Sudameris, referring to the base period 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the processes are awaiting judgment at CARF. As of December 31, 2021, the amount was approximately R$ 569,114.

IRPJ and CSLL - Capital Gain - the Internal Revenue Service of Brazil issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações SA (AAB Dois Par) charging income tax and social contribution related to the fiscal year de 2005. The Federal Revenue Service of Brazil claims that the capital gain on the sale of the shares of Real Seguros SA and Real Vida e Previdência SA by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was challenged administratively based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. The lawsuit is awaiting judgment. Banco Santander is responsible for any adverse outcome in this proceeding as the former controlling shareholder of the Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2021, the amount was approximately R$ 496,231.

Labor claims classified as possible loss totaled R$ 267,267 in the Consolidated, excluding the process below:

Readjustment of the Pension Supplements of Banesprev by the IGPDI – action filed in 2002 in the Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the pension supplementation by the IGPDI for Banespa retirees who have been admitted until May 22 of 1975. The judgment granted the correction, but only in periods in which no other form of adjustment was applied. The Bank and Banesprev appealed this decision and the appeals are still pending judgment. In Provisional Execution, calculations were presented by the Bank and Banesprev due to the exclusion of participants who, among other reasons, appear as plaintiffs in other actions or have already had some type of readjustment. The amount involved is not disclosed due to the current procedural stage of the case and potentially affecting the progress of the action.

Liabilities related to civil lawsuits with possible risk of loss totaled R$ 2,380,226 in the Consolidated, with the main lawsuits:

• Action for Indemnity Referring to Custody Services - provided by Banco Santander at an initial stage and still without a sentence handed down.

• Action Arising from Contractual Dispute - in the acquisition of Banco Geral do Comércio SA under appeal by the Court of Justice of the State of São Paulo (TJSP).

c.5) Other Lawsuits for the Liability of Former Controllers

They refer to civil lawsuits, in the amounts of R$ 496 (12/31/2020 - R$496), of responsibility of the former controllers of banks and acquired companies. Based on the signed contracts, these actions are guaranteed full reimbursement by the former controllers, whose respective rights were recorded in other assets

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23.	Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousand of reais	2021	2020	2019

Operating Profit Before Tax	24,750,329	9,663,975	22,273,149
Operating Profit Before Tax	24,750,329	9,663,975	22,273,149
Rates (25% income tax and 25% social contribution tax)	(12,375,164)	(4,348,789)	(8,909,260)
PIS and COFINS (net of income and social contribution taxes) (1)	(1,679,789)	(1,589,260)	(1,983,839)
Non-taxable/Non-deductible:
Equity in affiliates	72,114	85,723	59,795
Goodwill	(559,247)	(183,854)	(137,175)
Exchange variation - foreign branches (2)	768,902	6,831,484	715,424
Net Indeductible Expenses of Non-Taxable Income (3)	(230,958)	(57,663)	214,242
Adjustments:
Constitution of income and social contribution taxes on temporary differences	264,191	551,983	70,223
Effects of change in rate of social contribution taxes	1,820,072	1,478,138	1,604,000
CSLL Aliquot Differential Effect (4)	1,192,687	353,777	2,796,493
Other adjustments	1,536,187	665,239	(71,602)
Income taxes	(9,191,005)	3,786,778	(5,641,699)
Of which:
Current tax (6)	(8,087,119)	(5,111,380)	(6,692,328)
Deferred taxes	(1,103,886)	8,898,158	1,050,629
Taxes paid in the year	(4,534,538)	(1,269,150)	(5,301,184)

(1) PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, and in accordance with IAS 12, they are accounted for as income taxes.

(2) Permanent differences related to investment in overseas subsidiaries are considered to be non-taxable/deductible (see details below).

(3) Mainly includes the tax effect on income from judicial deposit updates and other income and expenses that do not qualify as temporary differences

(4) Effect of the rate differential for other non-financial and financial companies, whose social contribution rates are 9% and 20%

Currency Hedge of the Grand Cayman Agency, Luxembourg

Banco Santander operates a branch in the Cayman Islands, Luxembourg that is used primarily to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for financing foreign trade and capital. of spinning.

To cover exposure to exchange variations, the Bank uses derivatives and funding. Under Brazilian tax rules, gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments were not taxable, but from January 2021 onwards, they became taxable or deductible for PIS/Cofins/IR purposes. /CSLL, while gains or losses on derivatives used as hedging are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Law 14,031, of July 28, 2020, determined that as of January 2021, 50% of the exchange rate variation on investments abroad must be computed in the determination of taxable income and the basis for calculating the Social Contribution on Net Income ( CSLL) of the investing company domiciled in the country. As of 2022, the exchange variation will be fully computed in the taxable bases of IRPJ and CSLL.

Tax distinct treatment from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the year ended on December 31, 2021, 2020 and 2019.

	2021	2020	2019
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	3,862,128	16,791,857	1,512,322
Gains (losses) on financial assets and liabilities (net)
Result generated by derivative contracts used as hedge	(6,374,108)	(30,374,869)	(2,776,601)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	275,052	311,819	(106,497)
Tax effect of derivative contracts used as hedge - IR / CS	2,236,928	13,271,193	1,370,776

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b) Effective tax rate calculation

The effective tax rate is as follows:

Thousand of reais	2021	2020	2019

Operating Profit Before Tax	24,750,328	9,663,975	22,273,149
Income tax	9,191,005	(3,786,778)	5,641,699
Effective tax rate	37.13%	(39.18%)	25.33%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousand of reais	2021	2020	2019

Tax credited to equity	4,583,297	3,008,035	3,517,590
Measurement at fair value through other comprehensive income	1,978,165	472,472	416,748
Measurement of cash flow hedges	388,307	1,533	186
Measurement of investment hedges	562,353	562,353	562,353
Defined benefit plan	1,654,472	1,971,677	2,538,303
Tax charged to equity	(2,349,500)	(3,087,311)	(3,952,457)
Measurement at fair value through other comprehensive income	(2,340,394)	(2,700,991)	(3,618,126)
Measurement of cash flow hedges	-	(386,284)	(322,080)
Defined benefit plan	(9,106)	(36)	(12,251)
Total	2,233,797	(79,276)	(434,867)

Relates to deferred taxes recognized in equity due to temporary differences accounted for in equity.

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousand of reais	2021	2020	2019

Tax assets:	37,640,297	37,981,698	30,295,062
Of which:
Temporary differences (1)	32,884,314	32,113,436	29,565,702
Tax loss carry forwards	4,755,983	5,693,104	367,120
Social contribution taxes 18%	-	175,158	362,240
Total deferred tax assets	37,640,297	37,981,698	30,295,062

Tax liabilities:	2,225,190	4,546,595	5,540,873
Of which:
Excess depreciation of leased assets	-	166,903	148,839
Adjustment to fair value of trading securities and derivatives	2,225,190	4,379,692	5,392,034
Total deferred tax liabilities	2,225,190	4,546,595	5,540,873
(1) Temporary differences that refer mainly to impairment losses on loans and receivables, provisions for legal and administrative proceedings and the effect of the fair value of financial instruments.

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Table of Contents * Values expressed in thousands, except when indicated.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousand of reais	Balances at December 31, 2018	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2021

Tax assets:	37,981,699	(3,609,495)	1,696,091	1,572,002	-	37,640,297
Temporary differences	32,113,436	(2,497,215)	1,696,091	1,572,002	-	32,884,315
Tax loss carry forwards	5,693,104	(937,121)	-	-	-	4,755,983
Social contribution taxes 18%	175,159	(175,159)	-	-	-	-
Tax liabilities:	4,546,595	(1,344,268)	(977,137)	-	-	2,225,190
Temporary differences	4,546,595	(1,344,268)	(977,137)	-	-	2,225,190
Total	33,435,104	(2,265,227)	2,673,228	1,572,002	-	35,415,107

Thousand of reais	Balances at December 31, 2017	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2020

Tax assets:	30,295,060	8,362,100	(400,583)	(418,784)	161,603	37,999,396
Temporary differences	29,565,700	3,223,197	(400,583)	(418,784)	161,603	32,131,133
Tax loss carry forwards	367,120	5,325,984	-	-	-	5,693,104
Social contribution taxes 18%	362,240	(187,081)	-	-	-	175,159
Tax liabilities:	5,540,873	129,231	(1,063,160)	(60,349)	-	4,546,595
Temporary differences	5,540,873	129,231	(1,063,160)	(60,349)	-	4,546,595
Total	24,754,187	8,232,869	662,577	(358,435)	161,603	33,452,801

Thousand of reais	Balances at December 31, 2016	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2019

Tax assets:	27,680,578	3,693,727	471,499	(1,550,744)	-	30,295,060
Temporary differences	26,416,527	4,240,405	471,499	(1,562,731)	-	29,565,700
Tax loss carry forwards	846,587	(491,454)	-	11,987	-	367,120
Social contribution taxes 18%	417,464	(55,224)	-	-	-	362,240
	3,031,389	781,448	1,773,065	(45,029)	-	5,540,873
Temporary differences	3,031,389	781,448	1,773,065	(45,029)	-	5,540,873
Total	24,649,189	2,912,279	(1,301,566)	(1,505,715)	-	24,754,187

(1) It relates to deferred taxes recognized in equity due to temporary differences accounted in equity.

(2) In 2021, it mainly refers to net of deferred taxes amounted to R$1,572,003 (2020 - R$1,358,435 and 2019 - R$1,505,715), which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

	Tax assets			Tax liabilities
Year	Temporary differences	Tax loss carry forwards	Total	Temporary differences	Total

2022	10,032,946	1,917,879	11,950,826	573,982	573,982
2023	10,544,315	1,781,778	12,326,093	573,982	573,982
2024	8,684,796	987,568	9,672,364	458,404	458,404
2025	1,870,257	40,732	1,910,989	546,114	546,114
2026	976,574	7,063	983,637	12,717	12,717
2027 a 2031	775,250	21,139	796,388	59,991	59,991

Total	32,884,138	4,756,159	37,640,297	2,225,190	2,225,190

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Table of Contents * Values expressed in thousands, except when indicated.

24.	Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousand of reais	2021	2020	2019

Accrued expenses and deferred income (1)	2,649,744	5,115,936	5,038,011
Transactions in transit (3)	796,671	674,162	785,418
Provision for share-based payment	319,660	325,930	317,539
Liabilities for insurance contracts	2,011,596	1,987,577	1,901,801
Other (2)	4,723,707	5,947,640	2,878,175
Total	10,501,378	14,051,245	10,920,944

(1) Corresponds, mainly, to payments to be made - personnel expenses.

(2) Includes credits for funds to be released, such as Administratives expenses, amounts due to associates and suppliers.

(3) Includes mainly the amounts to transfer to the credit card companies (resources in transit) and amount to release referred to the real estate credits.

25.	Other Comprehensive Income

The balances of Other Comprehensive Income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the Consolidated Statement of Changes in Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts attributable to subsidiaries, investments in associates and joint ventures are presented, on a line by line basis, in the appropriate items based on their nature.

It should be noted that the consolidated Statements of Comprehensive Income includes the changes to Other Comprehensive Income as follows:

- Revaluation gains (losses): This includes the amount of the gains, net of losses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this heading, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another heading.

- Amounts transferred to income statement: This includes the amount of the revaluation gains (losses) previously recognized in equity, even in the same year, which are subsequently recognized in the income statement.

- Amounts transferred to the initial carrying number of hedged objects: This includes the amount of the revaluation gains (losses) previously recognized in Equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other transfers: This includes the amount of the transfers made in the year between the various Other Comprehensive Income items.

In the Consolidated Statements of Comprehensive Income, the amounts in "Other Comprehensive Income" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate heading, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Financial assets measured at fair value through other comprehensive income

a.1) Financial assets measured at fair value through other comprehensive income

Other Comprehensive Income – Financial assets measured at fair value through other comprehensive income includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 6 and 7), net of taxes.

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Financial assets measured at fair value through other comprehensive income (IFRS 9) on December 31, 2021 is as follows:

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Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	6,756,252	(9,937,757)	(3,181,505)	101,158,055
Private-sector debt securities	795,765	(3,965)	791,800	54,545
Total	7,552,017	(9,941,722)	(2,389,705)	101,212,600

Thousand of reais	2020
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	11,061,691	(8,832,504)	2,229,187	109,317,614
Private-sector debt securities	953,043	(840,101)	112,942	38,131
Total	12,014,734	(9,672,605)	2,342,129	109,355,745

Thousand of reais	2019
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	7,251,721	(3,952,558)	3,299,163	95,961,823
Private-sector debt securities	824,294	(778,175)	46,119	1,104
Total	8,076,015	(4,730,733)	3,345,282	95,962,927

At each reporting date, the Bank assesses whether there is any objective evidence indicating that the available-for-sale financial assets (debt securities and equity instruments) are impaired.

b) Cash flow hedges

Other Comprehensive Income — Cash flow hedges includes the gains or losses attributable to hedge instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect them (see Note 8).

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Other Comprehensive Incomes — Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations. In 2019 this hedge was discontinued (Note 8.a5).

Other Comprehensive Income — Exchange differences includes the net amount of the differences arising on the translation to Reais of the balances of the consolidated entities whose functional currency is not the Reais (Note 2.a).

26.	Non-controlling interests

"Non-controlling interests" refer to the net equity value attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion of the annual profit attributed to the subsidiaries.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousand of reais	2021	2020	2019

Financial Position of non-controlling interest	334,349	312,885	558,581
Santander Leasing S.A. Arrendamento Mercantil	-	-	447
Olé Consignado S.A.	-	-	271,078
Banco PSA Finance Brasil S.A.	129,289	138,644	131,222
Rojo Entretenimento S.A.	6,939	7,087	7,245
Banco Hyundai Capital	183,538	167,155	148,589
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	3,109	-	-
Toro Corretora de Títulos e Valores Mobiliários Ltda.	11,474	-	-

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Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

Profit attributable to non-controlling interests	31,272	32,224	224,518
Of which:
Santander Leasing S.A. Arrendamento Mercantil	-	(444)	3
Getnet S.A.	-	-	3,962
Olé Consignado S.A.	-	-	199,332
Banco PSA Finance Brasil S.A.	12,688	14,146	15,887
Rojo Entretenimento S.A.	(148)	(159)	230
Banco Hyundai Capital	21,563	18,681	2,520
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	1,569	-	-
Toro Corretora de Títulos e Valores Mobiliários Ltda.	(4,400)	-	-
Return Capital Serviços de Recuperação de Créditos S.A. (Current name of Ipanema Empreendimentos e Participações Ltda.)	-	-	2,584

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	312,885	558,581	529,990
Additions / disposals (net) due to change in the scope of consolidation (1)	17,415	(271,078)	51,073
Dividends paid / Interest on Capital	(19,138)	-	(92,734)
Capital increase (2)	-	-	100,000
Profit attributable to non-controlling interests	31,272	32,224	224,518
Update PUT Olé Consignado S.A.	-	-	(240,000)
Others	(8,085)	(6,842)	(14,266)
Balance at end of year	334,349	312,885	558,581

(1) In 2019, mainly refers to Banco Hyundai Capital, which was consolidated using the equity method. In 2020, it refers to the merger of Banco Olé Consignado S.A by the Company. In 2021, it refers to the merger of Toro Corretora de Títulos e Valores Mobiliários S.A and Gira – Gestão Integrada de Receivíveis do Agronegócio S.A.

(2) In 2019, refers to the capital increase of Olé Consignado.

27.	Shareholders’ equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

At the Extraordinary Shareholders' Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares of its ownership issued by Getnet Adquirência e Serviços para Meios de Contas SA. (“Getnet”), with version of the spun-off portion for Getnet, the reduction in the share capital of Santander Brasil in the total amount of two billion reais, without the cancellation of shares, increasing the share capital of Santander Brasil from fifty-seven billion reais to fifty-five billion of reais.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

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Table of Contents * Values expressed in thousands, except when indicated.

	Thousand of shares
	2021			2020
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	109,718	135,345	245,063	109,885	135,438	245,323
Foreign residents	3,708,977	3,544,491	7,253,468	3,708,810	3,544,398	7,253,208
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(15,755)	(15,755)	(31,510)	(18,829)	(18,829)	(37,658)
Total outstanding	3,802,940	3,664,081	7,467,021	3,799,866	3,661,007	7,460,873

	Thousand of shares
				2019
				Common	Preferred	Total
Brazilian residents				90,069	115,785	205,854
Foreign residents				3,728,626	3,564,051	7,292,677
Total shares				3,818,695	3,679,836	7,498,531
(-) Treasury shares				(16,702)	(16,702)	(33,404)
Total outstanding				3,801,993	3,663,134	7,465,127

b) Dividends and Interest on Capital

By-laws, shareholders are guaranteed a minimum dividend of 25% of net income for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with Brazilian Corporate Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on the profits earned, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully imputed to the mandatory dividend.

CMN Resolution No. 4,885, of December 23, 2020, prohibits institutions authorized to operate by the Central Bank of Brazil from remunerating equity above the highest between: i) 30% of net income adjusted pursuant to item I of article 20 of Law No. 6.404/76; or ii) mandatory minimum dividends established by article 202 of Law 6,404/76, including in the form of Interest on Equity, until December 31, 2020. The rule also prohibits the reduction of the share capital, except in specific situations, and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council.

We present below the distribution of dividends and Interest on Equity made on December 31, 2021 and December 31, 2020 and 2019.

	2021
		Real per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units

Dividends (1)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (2)(5)	3,400,000	434.04	477.45	911.49	368.94	405.83	774.77
Dividends (3)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (4) (5)	249,000	31.79	34.97	66.75	27.02	29.72	56.74
Total	9,649,000

(1) Resolved by the Board of Directors on April 27, 2021, paid on June 2, 2021, without any remuneration as monetary restatement.

(2) Resolved by the Board of Directors on July 27, 2021, paid on September 3, 2021, without any remuneration as monetary restatement.

(3) Resolved by the Board of Directors on October 26, 2021, paid on December 3, 2021, without any remuneration as monetary restatement.

(4) Resolved by the Board of Directors on December 28, 2021, paid on February 3, 2022, without any remuneration as monetary restatement.

(5) They were fully imputed to the mandatory minimum dividends distributed by the Bank for the year 2021.

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	2020
		Real per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units
Interest on Capital (1) (5)	890,000	113.71	125.08	238.80	96.65	106.32	202.97
Interest on Capital (2) (5)	770,000	98.37	108.21	206.58	83.62	91.98	175.61
Interest on Capital (3) (5)	1,000,000	127.76	140.54	268.30	108.59	119.45	228.04
Interest on Capital (4) (5)	665,000	84.96	93.45	178.41	72.21	79.44	151.65
Dividends (5)(6)	512,085	65.43	71.97	137.39	65.43	71.97	137.39
Total	3,837,085

(1) Resolved by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any remuneration as restatement.

(2) Resolved by the Board of Directors on July 28, 2020, paid on September 25, 2020, without any remuneration on account of monetary restatement.

(3) Resolved by the Board of Directors on October 26, 2020, paid on December 23, 2020, without any remuneration to monetary restatement title.

(4) Resolved by the Board of Directors on December 28, 2020, paid from February 1, 2021, without any remuneration by way of monetary restatement.

(5) They were fully allocated to the mandatory minimum dividends to be distributed by the Bank for the year 2020.

(6) Deliberated by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any monetary restatement.

	2019
		Reais per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units

Interest on Capital (1) (6)	1,000,000	127.59	140.34	267.93	108.45	119.29	227.74
Interest on Capital (2) (6)	1,000,000	127.64	140.40	268.04	127.64	140.40	268.04
Interest on Capital (3) (6)	1,000,000	127.66	140.43	268.09	108.51	119.36	227.87
Interim Dividends (4) (6)	1,010,000	128.97	141.86	270.83	109.62	120.58	230.21
Interest on Capital (5) (6)	6,790,000	867.02	953.72	1,820.74	867.02	953.72	1,820.74
Total	10,800,000

(1) Resolved by the Board of Directors on March 29, 2019, paid on May 28, 2019, without any remuneration as monetary restatement.

(2) Resolved by the Board of Directors on June 28, 2019, paid on July 31, 2019, without any remuneration as monetary restatement.

(3) Resolved by the Board of Directors on September 30, 2019, paid on October 30, 2019, without any remuneration as monetary restatement.

(4) Resolved by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any remuneration as monetary restatement.

(5) Resolved by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any remuneration as monetary restatement.

(6) The amount of interest on equity and interim dividends were fully allocated to the mandatory minimum dividends distributed by the Bank for the year 2019.

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

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Table of Contents * Values expressed in thousands, except when indicated.

Reserve for equalization dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

At the Extraordinary General Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares owned by it issued by Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Getnet”), with version of the spun-off portion to Getnet, the reduction of reserves for equalization of dividends of Santander Brasil in the total amount of R$1,167,674.

The reduction includes the remaining balance of the equity of the spun-off portion, as well as the write-off of the option to acquire an equity instrument.

d) Treasury shares

At a meeting held on February 2, 2021, the Board of Directors approved, in continuity with the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in treasury or subsequent disposal.

The Buyback Program covers the acquisition of up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which corresponded, on December 31, 2021, to approximately 1% of the Bank's capital stock. As of December 31, 2021, Banco Santander had 355,661,814 common shares and 383,466,228 preferred shares outstanding.

The repurchase aims to (1) maximize the generation of value for shareholders through an efficient management of the capital structure; and (2) enable the payment of administrators, management level employees and other employees of the Bank and of companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 3, 2021, ending on August 2, 2022.

	2021	2020	2019
	Quantity	Quantity	Quantity
	Units	Units	Units
Treasury shares at beginning of the period	18,829	16,702	13,317
Shares Acquisitions	91	5,052	6,465
Payment - Share-based compensation	(3,165)	(2,925)	(3,080)
Treasury shares at end of the period	15,755	18,829	16,702
Balance of Treasury Shares in thousand of reais	R$ 711,268	R$ 789,587	R$ 679,364
Emission Costs in thousands of Reais	R$ 1,771	R$ 1,771	R$ 1,771
Balance of Treasury Shares in thousands of reais	R$ 713,039	R$ 791,358	R$ 681,135

Cost/Share Price	Units	Units	Units
Minimum cost (1)	R$7.55	R$7.55	R$7.55
Weighted average cost (1)	R$33.86	R$33.24	R$28.59
Maximum cost (1)	R$49.55	R$49.55	R$43.84
Share Price	R$29.98	R$44.83	R$42.70
(1)	Considering since the beginning of operations on the stock exchange.

Additionally, in the year ended December 31, 2021, treasury shares were sold, that resulted in a gain of R$40,820 (2020 - loss of R$9,274 and 2019 - loss of R$5,796) recorded directly in equity in capital reserves.

28.	Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

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	2021	2020	2019

Profit attributable to the Parent	15,528,052	13,418,529	16,406,932

Earnings per share (R$)
Basic earnings per 1,000 shares (R$)
Common shares	1,981.65	1,713.45	2,094.83
Preferred shares	2,179.82	1,884.80	2,304.32
Net Profit attributable - Basic (R$)
Common shares	7,535,924	6,511,367	7,965,194
Preferred shares	7,992,128	6,907,162	8,441,738

Weighted average shares outstanding (in thousands) - Basic
Common shares	3,802,851	3,800,140	3,802,303
Preferred shares	3,666,423	3,664,666	3,663,444

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

	2021	2020	2019

Profit attributable to the Parent	15,528,052	13,418,529	16,406,932

Earnings per share (R$)
Diluted earnings per 1,000 shares (R$)
Common shares	1,981,65	1,713,45	2,094,83
Preferred shares	2,179,82	1,884,80	2,304,32
Net Profit attributable - Basic (R$)
Common shares	7,535,924	6,511,367	7,965,194
Preferred shares	7,992,128	6,907,162	8,441,738

Weighted average shares outstanding (in thousand) - Diluted
Common shares	3,802,851	3,800,140	3,802,303
Preferred shares	3,666,423	3,664,666	3,663,444

29.	Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in highly active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through income statement, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and quoted prices in active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stock exchange and other securities traded in the active market.

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Table of Contents * Values expressed in thousands, except when indicated.

Level 2: When quoted price cannot be observed, the Management, using its own internal models, make its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified at level 2 of the fair value hierarchy and are composed mainly of Government Securities (repo, LCI Cancelable and NTN) in a less liquid market than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives traded over the counter, the valuation (primarily swaps and options) usually uses observable market data, such as: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments aforementioned, it is used the Black-Scholes Model (exchange rate options, interest rate options; caps and floors) and the present value method (discount of future values by market curves).

Level 3: Derivatives not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

Category	Type Asset/Liability	Valuation technique	Main unobservable inputs
Linear derivatives	Coupon Fra	BMF Closing Prices	Currency Coupon rate - long term
	Inflation Swap	Discounted cash flow	IGPM Coupon rate
	Interest Rate Swap	Discounted cash flow	Pre-fixed rates – long term
Non linear derivatives	Equities Options	Black&Scholes	Implicit volatility- long term
	Inflation Options	Black&Scholes	IPCA Implicit volatility- long term
	Interest Rate Options	Black&Scholes	IDI Implicit volatility- long term
	Currency Options	Black&Scholes	USD/BRL Implicit volatility- long term
Cash	Pension Plan Liability	Actuarial Model	IGPM Coupon rate
	Private Bonds	Discounted cash flow	Discount rate ("Yields")
	Public Bonds	Discounted cash flow	NTN-C and TDA Discount rate ("Yields")
Put options	Put Options	Discounted cash flow	Growth and Discount rates

The table below shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2021, 2020 and 2019, classified based on the various measurement methods adopted by the Bank to determine their fair value

				12/31/2021
	Level 1(1)	Level 2	Level 3	Total
Financial Assets Measured at Fair Value Through Profit or Loss	601,204	15,736,825	2,520,813	18,858,842
Debt instruments	601,204	-	2,520,813	3,122,017
Balances with The Brazilian Central Bank	-	15,736,825	-	15,736,825
Financial Assets Measured at Fair Value Through Profit or Loss Held for Trading	49,462,429	20,608,008	500,228	70,570,665
Debt instruments	47,582,871	19,329	150,395	47,752,595
Equity instruments	1,879,558	85,029	56,023	2,020,610
Derivatives	-	20,503,650	93,810	20,797,460
Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss	-	420,898	449,264	870,162
Equity instruments	-	98,921	378,786	477,707
Loans and advances to customers	-	321,977	70,478	392,455
Financial Assets Measured at Fair Value Through Other Comprehensive Income	98,977,403	1,662,779	601,605	101,241,787
Debt instruments	98,975,973	1,649,925	586,702	101,212,600
Equity instruments	1,430	12,854	14,903	29,187
Hedging derivatives (assets)	-	342,463	-	342,463
Financial Liabilities Measured at Fair Value Through Profit or Loss Held For Trading	-	36,484,135	468,432	36,952,567
Trading derivatives	-	23,703,576	468,432	24,172,008
Short positions	-	12,780,559	-	12,780,559
Financial Liabilities Measured at Fair Value Through Profit or Loss	-	7,459,784	-	7,459,784
Other financial liabilities	-	7,459,784	-	7,459,784
Hedging derivatives (liabilities)	-	446,973	-	446,973

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Table of Contents * Values expressed in thousands, except when indicated.

				12/31/2020
	Level 1(1)	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	588,778	57,354,806	2,956,882	60,900,466
Debt instruments	588,778	-	2,956,882	3,545,660
Balances with The Brazilian Central Bank	-	57,354,806	-	57,354,806
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	70,139,962	27,508,722	817,548	98,466,232
Debt instruments	68,461,854	11,848	47,097	68,520,799
Equity instruments	1,678,108	128,251	11,917	1,818,276
Derivatives	-	27,368,623	758,534	28,127,157
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	217,569	282,151	499,720
Equity instruments	-	185,790	253,122	438,912
Loans and advances to customers	-	31,779	29,029	60,808
Financial Assets Measured At Fair Value Through Other Comprehensive Income	106,456,132	1,987,234	1,297,021	109,740,387
Debt instruments	106,454,645	1,953,504	1,260,065	109,668,214
Equity instruments	1,487	33,730	36,956	72,173
Hedging derivatives (assets)	-	743,463	-	743,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	76,890,170	753,121	77,643,291
Trading derivatives	-	31,082,223	753,121	31,835,344
Short positions	-	45,807,947	-	45,807,947
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,038,467	-	7,038,467
Other Financial Liabilities	-	7,038,467	-	7,038,467
Hedging derivatives (liabilities)	-	144,594	-	144,594

				12/31/2019
	Level 1(1)	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	975,393	28,739,507	2,627,405	32,342,305
Debt instruments	975,393	132,277	2,627,405	3,735,075
Balances with The Brazilian Central Bank	-	28,607,230	-	28,607,230
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	35,057,803	21,247,552	715,548	57,020,903
Debt instruments	33,028,333	1,726,441	130,857	34,885,631
Equity instruments	2,029,470	-	-	2,029,470
Derivatives	-	19,521,111	584,691	20,105,802
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	143,077	627	27,749	171,453
Equity instruments	143,077	627	27,749	171,453
Financial Assets Measured At Fair Value Through Other Comprehensive Income	93,555,527	1,612,741	951,966	96,120,234
Debt instruments	93,531,617	1,612,741	818,569	95,962,927
Equity instruments	23,910	-	133,397	157,307
Hedging derivatives (assets)	-	339,932	-	339,932
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	45,499,913	564,757	46,064,670
Trading derivatives	-	21,664,260	564,757	22,229,017
Short positions	-	23,835,653	-	23,835,653
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	3,719,416	1,600,000	5,319,416
Hedging derivatives (liabilities)	-	200,961	-	200,961

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Table of Contents * Values expressed in thousands, except when indicated.

Movements in fair value of Level 3

The following tables demonstrate the movements during 2021, 2020 and 2019 for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2020	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2021
Financial Assets Measured At Fair Value Through Profit Or Loss	2,956,882	99,401	-	(535,470)	2,520,813
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	817,548	(802,760)	(36,051)	483,419	462,156
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	282,151	78,853	-	88,260	449,264
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,297,021	(268,095)	-	(427,322)	601,604
Financial Liabilities Measured At Fair Value Through Profit Or Loss	753,121	(337,847)	(137,963)	156,272	433,583

	Fair Value 12/31/2019	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2020
Financial Assets Measured At Fair Value Through Profit Or Loss	2,627,405	83,832	(239,512)	485,157	2,956,882
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	715,548	502,596	(231,468)	(169,128)	817,548
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	27,749	100,091	125,282	29,029	282,151
Financial Assets Measured At Fair Value Through Other Comprehensive Income	951,966	(21,677)	(197,098)	563,830	1,297,021
Financial Liabilities Measured At Fair Value Through Profit Or Loss	564,757	500,159	(406,971)	95,176	753,121
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	1,600,000	-	-	(1,600,000)	-

	Fair Value 12/31/2018	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2019
Financial Assets Measured At Fair Value Through Profit Or Loss	510,887	290,773	1,700,499	125,246	2,627,405
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	1,370,270	238,632	(1,031,076)	137,722	715,548
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	154,947	(101,541)	-	(25,657)	27,749
Financial Assets Measured At Fair Value Through Other Comprehensive Income	709,956	253,803	291	(12,084)	951,966
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	641,458	190,813	(586,346)	318,832	564,757

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Table of Contents * Values expressed in thousands, except when indicated.

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined based on changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, as these credit default swaps better reflect the market's valuation of the debtors. credit risk for a specific financial asset. When such prices are unobservable, changes in fair value attributable to changes in credit risk are determined as the total amount of changes in fair value not attributable to changes in the benchmark interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of changes attributable to credit risk, as it estimates the change in margin above the benchmark that the market may demand for the financial asset.

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values on December 31, 2021, 2020 and 2019:

									12/31/2021
Assets	Accounting Value		Fair Value		Level 1		Level 2		Level 3
Open market investments - Central Bank of Brazil	16,657,201		16,657,201		16,657,201		-		-
Financial Assets Measured At Amortized Cost	-		-		-		-		-
Loans and amounts due from credit institutions	95,664,754		95,664,754		-		73,308,279		22,356,475
Loans and advances to customers	464,451,587		460,525,749		-		6,044,808		454,480,941
Debt instruments	73,125,011		74,074,095		28,472,612		12,124,154		33,477,329
Total	649,898,553		646,921,799		45,129,813		91,477,241		510,314,745

									12/31/2020
Assets	Accounting Value		Fair Value		Level 1		Level 2		Level 3
Open market investments - Central Bank of Brazil	20,148,725		20,148,725		20,148,725		-		-
Financial Assets Measured At Amortized Cost	-	-	-	-	-	-	-	-	-
Loans and amounts due from credit institutions	112,849,776		112,849,776		-		59,492,738		53,357,038
Loans and advances to customers	393,707,229		396,878,319		-		4,530,041		392,348,278
Debt instruments	48,367,791		49,963,947		4,425,723		17,486,057		28,052,167
Total	575,073,521		579,840,767		24,574,448		81,508,836		473,757,483

									12/31/2019
Assets	Accounting Value		Fair Value		Level 1		Level 2		Level 3
Open market investments - Central Bank of Brazil	15,249,515		15,249,515		-		15,249,515		-
Financial Assets Measured At Amortized Cost	-		-		-		-		-
Loans and amounts due from credit institutions	109,233,128		109,233,128		-		109,233,128		-
Loans and advances to customers	326,699,480		327,278,243		-		-		327,278,243
Debt instruments	38,748,296		39,678,192		5,378,791		7,858,612		26,440,789
Total	489,930,419		491,439,078		5,378,791		132,341,255		353,719,032

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Table of Contents * Values expressed in thousands, except when indicated.

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on December 31, 2021, 2020 and 2019:

During 2020, The Bank reclassified R$ 73,075,341 of “Deposits of Brazil's Central Bank and deposits of credit institutions” and R$ 390,760,088 of “Customer deposits” from level 2 to level 3, as there was no active trading market for these instruments.”

					12/31/2021
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	121,005,909	121,005,909	-	26,200,162	94,805,747
Customer deposits	468,961,069	468,960,950	-	60,911,279	408,049,671
Marketable debt securities	79,036,792	79,035,644	-	-	79,035,644
Subordinated Debt	-	-	-	-	-
Debt instruments Eligible Capital	19,641,408	19,641,408	-	-	19,641,408
Other financial liabilities	61,448,516	61,448,516	-	-	61,448,516
Other financial liabilities	750,093,694	750,092,427	-	87,111,441	662,980,986

					12/31/2020
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	131,656,962	131,654,431	-	58,579,090	73,075,341
Customer deposits	445,813,972	445,856,090	-	55,096,002	390,760,088
Marketable debt securities	56,875,514	57,265,307	-	-	57,265,307
Subordinated Debt	-	-	-	-	-
Debt instruments Eligible Capital	13,119,660	13,119,660	-	-	13,119,660
Other financial liabilities	59,822,683	59,822,683	-	-	59,822,683
Other financial liabilities	707,288,791	707,718,171	-	113,675,092	594,043,080

					12/31/2019
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	99,271,415	99,271,415	-	99,271,415	-
Customer deposits	336,514,597	336,593,455	-	336,593,455	-
Marketable debt securities	73,702,474	73,889,348	-	10,205,065	63,684,284
Subordinated Debt	10,175,961	10,175,961	-	10,175,961	-
Other financial liabilities	55,565,954	55,565,954	-	-	55,565,954
Other financial liabilities	575,230,401	575,496,132	-	456,245,896	119,250,238

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Loans and amounts due from credit institutions and from clients – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the average interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to highlight that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits from Bacen and credit institutions and Client deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

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Table of Contents * Values expressed in thousands, except when indicated.

Bonds and securities – The fair values of these items were estimated by calculating the discounted cash flow using the interest rates offered in the market for bonds with similar terms and maturities.

Debt Instruments Eligible for Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

The valuation techniques used to estimate each level are defined in note 2.e.

Management revised the criteria assigned to classify the fair value level of assets and liabilities measured at amortized cost, presented exclusively for disclosure purposes, and concluded that they are better classified as level 3 in light of observable market data.

30.	Operational Ratios

Bacen determines that financial institutions maintain a Reference Equity (PR), Tier I Equity and Core Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, market and operational risk.

As established in CMN Resolutions No. 4,193/2013 and No. 4,783/2020, until September 2021 the PR requirement was 10.625%, including 8.00% of Minimum Reference Equity plus 1.625% of Additional for Capital Conservation and 1 .00% Systemic Additional. Tier I PR was 8.625% and Minimum Principal Capital was 7.125%.

In October 2021, the Additional for Capital Conservation increased to 2.00%. Thus, in December the PR requirement is 11.00%. It is considered 8.00% of Minimum Reference Equity plus 2.00% of Additional for Capital Conservation and 1.00% of Additional Systemic, with the requirement of Tier I PR of 9.00% and of Core Capital Minimum of 7.50%. As of April 2022, the PR requirement will reach 11.50%, considering 8.00% of Minimum Reference Equity plus 2.50% of Capital Conservation Additional and 1.00% of Systemic Additional, with requirement Tier I PR and Minimum Principal Capital of 9.50% and 8.00%, respectively.

Continuing the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into force.

The Basel index is calculated in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown below:

BASEL INDEX %	dec-21	dec-20	dec-19
Tier I Regulatory Capital	76,969.9	77,571.5	66,481.7
Principal Capital	69,919.9	71,006.3	61,389.5
Supplementary Capital	7,050.1	6,565.2	5,092.2
Tier II Regulatory Capital	12,591.3	6,554.5	5,083.8
Regulatory Capital (Tier I and II)	89,561.3	84,126.0	71,565.5
Credit Risk	527,119.3	478,303.5	407,786.2
Market Risk	15,122.2	15,846.3	20,235.2
Operational Risk	58,499.8	57,419.4	47,965.5
Total RWA	600,741.3	551,569.2	475,986.9
Basel I Ratio	12.81	14.06	13.97
Basel Principal Capital	1164	12.87	12.90
Basel Regulatory Capital	14.91	15.25	15.04

(1)	Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.
(2)	Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).
(3)	Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is following the requirements aforementioned.

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Table of Contents * Values expressed in thousands, except when indicated.

31.	Interest and similar income

Interest and similar income in the consolidated income statement consists of interest accrued in the year on all financial assets with implicit or explicit return, calculated using the effective interest method, regardless of the fair value measurement, and the result as a result of hedge accounting. Interest is recognized on a gross basis, without deducting taxes withheld at source.

The breakdown of the main items of interest and similar charges accrued in 2021, 2020 and 2019 is as follows:

Thousand of reais	2021	2020	2019

Cash and balances with the Brazilian Central Bank	2,581,083	1,552,121	3,827,648
Loans and advances - Credit institutions	5,190,799	1,518,557	3,843,798
Loans and advances - Customers	49,537,564	44,103,997	50,406,078
Debt instruments	19,041,947	13,556,403	13,528,096
Pension Plans	19,613	16,720	27,353
Other interest	1,616,302	2,027,142	1,208,087
Total	77,987,308	62,774,940	72,841,060

32.	Interest expense and similar charges

"Interest and similar expenses" in the consolidated income statement consist of interest accrued in the year on all financial liabilities with implicit or explicit return, including remuneration in kind, calculated using the effective interest method, regardless of the measurement of the fair value, cost adjustments as a result of hedge accounting and interest costs attributed to pension funds.

The breakdown of the main items of interest and similar charges accrued in 2021, 2020 and 2019 is as follows:

Thousand of reais	2021	2020	2019

Credit institutions deposits	4,712,388	4,327,276	4,866,357
Customer deposits	13,187,967	7,504,276	14,965,958
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	4,536,849	2,785,942	5,138,306
Debt Instruments Eligible to Compose Capital (note 19)	955,199	909,393	503,541
Pension Plans	248,312	301,389	342,068
Other interest (1)	3,028,127	2,503,953	2,703,723
Total	26,668,842	18,332,228	28,519,953

(1) It is mainly composed of Expenses with Interest on Repo Agreements

33.	Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousand of reais	2021	2020	2019

Equity instruments classified as:
Financial Assets Measured At Fair Value Through Profit Or Loss	89,563	30,232	13,398
Financial Assets Measured At Fair Value Through Other Comprehensive Income	477	3,522	5,535
Total	90,040	33,754	18,933

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Table of Contents * Values expressed in thousands, except when indicated.

34.	Fee and commission income

The heading “Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2021	2020	2019

Collection and payment services:
Bills	1,163,616	1,083,262	1,143,229
Demand accounts	2,664,586	2,425,416	2,554,559
Cards (Credit and Debit) and Acquiring Services	5,338,649	6,009,780	6,620,708
Checks and other	127,509	138,483	188,249
Orders	695,293	856,723	720,521
Total	9,989,653	10,513,664	11,227,266

Marketing of non-Banking financial products:
Investment funds	731,817	450,940	725,494
Insurance	3,566,596	3,134,723	3,120,471
Capitalization plans	711,351	634,775	829,852
Total	5,009,764	4,220,438	4,675,817

Securities services:
Securities underwriting and placement	935,464	695,978	721,793
Securities trading	318,590	281,686	186,847
Administration and custody	647,054	495,457	401,310
Asset management	987	1,144	2,291
Total	1,902,095	1,474,265	1,312,241

Other:
Foreign exchange	1,512,326	1,450,636	968,270
Financial guarantees	838,790	728,232	650,241
Other fees and commissions	1,135,461	2,219,472	1,558,623
Total	3,486,577	4,398,340	3,177,134

Total	20,388,089	20,606,707	20,392,458

35.	Fee and commission expense

Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2021	2020	2019

Commissions assigned to third parties (1)	2,743,339	2,685,005	3,639,239
Other fees and commissions	2,371,449	1,693,488	1,040,066
Total	5,114,788	4,378,493	4,679,306

(1) Composed, mainly, by credit cards.

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36.	Gains or losses on financial assets and liabilities

Gains (losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousand of reais	2021	2020	2019

Financial Assets Measured At Fair Value Through Profit Or Loss	1,555,837	711,949	252,253
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading (1)	3,519,626	12,122,794	2,391,080
Non-Tranding Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	205,016	172,828	11,501
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(665,853)	(239,054)	(57,522)
Financial Assets available-for-sale
Debt instruments	(432,510)	(207,011)	(46,136)
Equity instruments	(233,344)	(32,043)	(11,386)
Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	(4,392,844)	229,543	(134,767)
Total	221,782	12,998,060	2,462,545

(1) Includes the exchange hedge of the Bank’s interest in Cayman (note 23).

37.	Exchange differences (net)

Exchange differences" demonstrate the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

Thousand of Reais	2021	2020	2019

Revenue with Exchange variations	196,480,319	78,578,786	23,622,963
Expenses with Exchange Variations	(198,482,605)	(103,279,748)	(26,411,500)
Total	(2,002,286)	(24,700,962)	(2,788,537)

38.	Other operating income and expenses

The breakdown of "Other operating income (expense)" is as follows:

Thousand of reais	2021	2020	2019

Other operating income	914,084	792,639	591,125
Other operating expense	(1,559,663)	(1,237,133)	(1,351,568)
Contributions to fund guarantee of credit - FGC	(473,801)	(428,016)	(347,276)
Total	(1,119,380)	(872,510)	(1,107,719)

39.	Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousand of reais	2021	2020	2019
Wages and salaries	5,905,394	5,730,779	5,876,328
Social security costs	1,153,164	1,222,352	1,276,620
Benefits	1,434,815	1,390,044	1,491,485
Defined benefit pension plans (note 22)	6,415	6,892	10,917
Contributions to defined contribution pension plans	152,156	117,216	131,885
Share-based compensation	24,045	19,348	88,248
Training	54,858	49,037	66,215
Other personnel expenses	294,855	335,814	386,016
Total	9,025,702	8,871,482	9,327,714

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b) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions. These amounts are recorded under Other liabilities (Note 24) and personnel expenses (Note 39.a).

b.1) Local and Global Program

				01/01 to 12/31/2021		01/01 to 12/31/2020
Program	Settlement Type	Vesting Period	Period of Exercise
		01/2019 to 12/2021	2022 and 2023	R$ 4,216,667	(*)	R$ 4,916,667
		01/2020 to 12/2022	2023	R$ 3,668,000	(*)	R$ -
		01/2020 to 12/2022	2023 and 2024	R$ 2,986,667	(*)	R$ 9,440,000
		01/2021 to 09/2024	2024	R$ 13,520,000	(*)	R$ -
		01/2021 to 12/2023	2023	R$ 1,834,000	(*)	R$ -
Local	Santander Brasil Bank Shares	07/2019 to 06/2022	2022	111,962	SANB11	109,677	SANB11
		09/2020 to 09/2022	2022	301,583	SANB11	450,738	SANB11
		01/2020 to 09/2023	2023	249,666	SANB11	281,031	SANB11
		01/2021 to 12/2022	2023	177,252	SANB11	-	SANB11
		01/2021 to 12/2023	2024	327,065	SANB11	-	SANB11
		01/2021 to 01/2024	2024	30,545	SANB11	-	SANB11
		01/2020 to 12/2022	2023	309,576	SAN (**)	318,478	SAN (**)
Global	Santander Spain Shares and Options	01/2020 to 12/2022	2023, with limit for options' exercise until 2030	1,618,445	Options s/ SAN (**)	1,664,983	Options s/ SAN (**)
		01/2021 to 12/2023	02/2024	135,632	SAN (**)	-
		01/2021 to 12/2023	02/2024, with limit for options' exercise until 02/2029	404,630	Options s/ SAN (**)	-
				R$ 26,225,334	(*)	R$ 14,356,667	(*)
Balance of Plans on December 31, 2021				1,198,073	SANB11	841,446	SANB11
				445,208	SAN	318,478	SAN
				2,023,075	Options s/ SAN	1,664,983	Options s/ SAN

(*) Plan target in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the quotation of the last 15 trading sessions of the month immediately preceding the grant.

(**) Target of the plan in SAN shares and options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and condition of maintaining the participant's employment relationship until the payment date in order to be entitled to receive.

The calculation of payment for the plans is based on the percentage of achievement of the indicators applied to the reference value (target), with the Local plans being paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Each participant has a reference value defined in cash, converted into SANB11 units or into shares and options of Grupo Santander (SAN), normally based on the quotation of the last 15 trading sessions of the month immediately preceding the granting of each plan. At the end of the vesting period, the payment of either the resulting shares in the case of local plans, or the cash value corresponding to the shares/options of the global plans, is made with a 1-year restriction, and this payment is still subject to the application of the Malus clauses /Clawback, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive

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Impact on Income

The impacts on the result are recorded in the Personnel Expenses item, as follows:

		Consolidated
		01/01 to 12/31/2021	01/01 to 12/31/2020
Program	Settlement Type
Local	Santander Actions (Brazil)	20,720	10,776
Global	Santander Spain shares and stock options	3,534	846

b.2) Variable Remuneration based in shares

The long-term incentive plan (deferral) sets forth the requirements for payment of future deferred installments of variable remuneration, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to the risks assumed and fluctuations the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

Program	Participant	Liquidity Type	01/01 to 12/31/2021	01/01 to 12/31/2020
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	63,658	103,696
Other Employees	Superintendence level employees and other employees with variable remuneration above a minimum amount established	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	111,995	98,069

40.	Other general administrative expenses

a) Breakdown

The detail of other general administrative expenses is as follows:

Thousand of reais	2021	2020	2019

Genreal maintenance expenses	889,077	743,580	748,196
Technology maintenance expenses	2,474,348	2,355,310	2,058,619
Advertising	621,425	654,175	712,855
Communications	353,271	648,856	472,873
Per diems and travel expenses	71,840	68,922	140,016
Taxes other than income tax	202,440	280,098	112,012
Surveillance and cash courier services	597,946	594,953	630,585
Insurance premiums	22,374	16,620	34,778
Specialized and technical services	2,184,139	2,171,460	2,172,567
Technical reports	355,343	319,814	360,990
Others specialized and technical services	1,828,795	1,851,646	1,811,577
Other administrative expenses (1)	873,857	709,504	531,311
Total	8,290,717	8,243,479	7,613,812

(1) In December 31, 2021, includes mainly Data Processing Expenses in the balance of R$160,716 (2020 – R$176,105 and 2019 - R$67,724), Service Expenses in the balance of R$51,689 (2020 - revenue of R$27,751 and 2019 - R$87,199), Expenses with Benefit Guarantor Fund - FGB R$3,864 (2020 – R$8,478 and 2019 - R$34,996) and Recovery of Charges and Expenses R$378,604 (2020 – R$ 212,850 and 2019 – R$92,408).

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies to their respective auditors, the detail are as follows:

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Millions of Reais	2021	2020	2019

Audit of the annual financial statements of the companies audited by external audit (constant scope of consolidation)	26.3	24.0	25.2

Audit Related	0.2	0.4	0.1
Others	0.4	0.0	0.3
Total	26.9	24.4	25.6

The approximate value of taxes according to law 12,741/2012 totaled R$ 1.9 million (2020 - R$1.5 million e 2019 - R$ 3.6 million).

41.	Gains or losses on non-financial assets and investments, net

The breakdown of the balance of this item is as follows:

Thousand of reais	2021	2020	2019

Gains	45,780	285,335	55,709
Tangible and intangible assets	45,780	36,778	55,709
Investments	-	248,557	-
Losses	(60,893)	(54,622)	(45,063)
Tangible and intangible assets	(32,863)	(14,517)	(45,063)
Investments	(28,030)	(40,105)	-
Total	(15,113)	230,713	10,646

42.	Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

As of December 31, 2021, revenue of R$48 million is mainly composed of revenue of R$101 million from the sale of assets received in the recovery of credits with customers, and as of December 31, 2020, revenue from R$77 million is mainly composed of revenue of R$24 million from the reversal of the provision for losses on other assets and assets, net of the constitution of the provision for the loss of the recoverable value of properties, the constitution of a provision for losses on other assets and R$49 million of income from the sale of assets received in the processes of recovery of credits with customers and on December 31, 2019 mainly includes, R$16 million of expense with the constitution of the provision for impairment of properties, constitution of provision for losses in other values and assets and of R$34 million in income from the sale of assets received in the processes of recovery of credits with customers.

43.	Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its clients to improve their credit standing and allow them to compete the following table summarizes at December 31, 2021, 2020 and 2019 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be considered as a loss if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, "maximum potential amount of future payments" significantly exceeds inherent losses.

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Thousand of reais	2021	2020	2019

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	49,391,839	45,930,486	41,870,332
Financial guarantees	33,192,559	32,477,336	29,397,344
Performance guarantees	1,167,603	989,979	1,009,367
Financial letters of credit	14,990,887	12,407,888	11,387,788
Other	40,790	55,283	75,833
Other contingent exposures	4,028,516	2,351,530	2,442,235
Documentary Credits	4,028,516	2,351,530	2,442,235
Total Contingent Liabilities	53,420,355	48,282,016	44,312,567

Commitments
Loan commitments drawable by third parties (1)	145,958,258	131,706,433	125,876,671
Total Commitments	145,958,258	131,706,433	125,876,671

Total	199,378,613	179,988,449	170,189,238

(1) Includes the approved limits and unused overdraft, credit card and others.

Financial guarantees are provided to Bank´s clients in respect of their obligations to third parties. The Bank has the right to seek reimbursement from the clients for any amount it shall have to pay under such guarantee. Additionally, the Bank may hold cash or other highly liquid collateral for these guarantees.

These guarantees are subject to the same credit evaluation performed on the origination of loans.

The Bank´s expectation is that many of these guarantees to expire without the need of cash disbursement in advance. Therefore, in the ordinary course of business, the Bank expects that these guarantees will have virtually no impact on its liquidity.

Performance guarantees are issued to guaranteed clients obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment intermediary between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments draw able by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1-year facilities subject to information requirements to be provided by Banks´s clients.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and monitoring standards. The guarantees granted on behalf of Bank´s clients are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned clients is checked as well as the probability of those guarantees to be executed. In case that any doubt on the client’s solvency may arise, we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

The provision for losses on the non-recovery guarantees and other securities (Note 9.c) is recorded as "Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.i.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$382,255 (2020 - R$ 356,226 and 2019 - R$ 285,218).

b) Off-balance funds under management

Banco Santander has under its management investment funds for which it does not hold any substantial participation interests and does not act as principal over the funds, and it does not own any shares of such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal (Note 2.v).

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The funds managed by Banco Santander not recorded in the balance sheet are as follows:

Thousand of reais	2021	2020	2019

Funds under management	2,770,684	2,716,477	2,034,999
Managed Funds	192,927,475	191,873,169	230,199,261
Total	195,698,159	194,589,646	232,234,260

c) Third-party securities held in custody

On December 31, 2021, the Bank held in custody debt securities and equity instruments totaling R$ 37,998,502 (2020 - R$35,519,498 e 2019 - R$27,283,548) entrusted to it by third parties.

d) Residual maturity

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

							2021
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	15,430,680	1,226,521	-	-	-	-	16,657,201
Debt instruments	1,612,213	119,780,229	20,352,554	5,834,524	38,904,369	38,728,334	225,212,223
Equity instruments	-	-	-	-	-	2,527,504	2,527,504
Loans and amounts due from credit institutions	80,355,763	2,717,359	1,748,733	10,827,639	15,057	203	95,664,754
Loans and advances to customer	70,399,332	82,203,458	84,986,074	152,608,938	31,902,231	42,744,009	464,844,042
Derivatives	-	8,667,809	2,836,098	1,645,538	5,989,792	2,000,686	21,139,923
Total	167,797,988	214,595,376	109,923,459	170,916,639	76,811,449	86,000,736	826,045,647

							2021
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions (1)	10,052,363	60,636,478	39,748,331	6,681,493	1,656,909	2,230,335	121,005,909
Customer deposits (1)	86,051,583	79,687,549	56,178,087	163,641,875	83,326,774	75,201	468,961,069
Marketable debt securities (1)	-	28,052,200	5,038,906	35,844,265	9,341,229	760,192	79,036,792
Debt Instruments Eligible to Compose Capital	-	5,552,801	-	14,088,607	-	-	19,641,408
Other financial liabilities	3,935,498	10,732,613	19,132,399	35,107,790	-	-	68,908,300
Short positions	-	12,780,559	-	-	-	-	12,780,559
Derivatives	641,571	7,239,697	2,503,888	9,117,265	3,773,251	1,343,309	24,618,981
Total	100,681,015	204,681,897	122,601,611	264,481,295	98,098,163	4,409,037	794,953,018
Difference (assets less liabilities)	67,116,973	9,913,479	(12,678,152)	(93,564,656)	(21,286,714)	81,591,699	31,092,629

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							2020
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	7,373,662	12,775,063	-	-	-	-	20,148,725
Debt instruments	432,579	13,195,527	33,903,698	64,225,680	70,182,705	48,162,275	230,102,464
Equity instruments	-	-	-	-	-	2,329,361	2,329,361
Loans and amounts due from credit institutions	57,722,384	2,777,562	36,783,150	15,155,444	363,135	48,101	112,849,776
Loans and advances to customer	29,385,631	80,281,579	93,750,065	98,550,271	47,160,700	44,639,790	393,768,036
Derivatives	-	14,558,434	1,994,418	4,103,735	1,869,509	3,721,418	26,247,514
Total	94,914,256	123,588,165	166,431,331	182,035,130	119,576,049	98,900,945	785,445,876

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	-	83,922,876	43,315,412	3,764,159	-	654,516	131,656,962
Customer deposits(1)	85,433,287	139,191,140	121,804,752	62,768,886	36,578,335	37,572	445,813,972
Marketable debt securities(1)	-	8,815,410	18,736,230	28,158,133	747,340	418,401	56,875,514
Debt Instruments Eligible to Compose Capital	-	220,425	-	12,899,235	-	-	13,119,660
Other financial liabilities	23,352	21,858,532	20,730,398	17,203,162	4,787	2,452	59,822,683
Short positions	-	45,807,946	-	-	-	-	45,807,946
Derivatives	-	2,046,924	1,973,701	5,387,607	7,744,145	12,204,455	29,356,832
Total	85,456,639	301,863,252	206,560,493	130,181,182	45,074,607	13,317,396	782,453,569
Difference (assets less liabilities)	9,457,617	(178,275,087)	(40,129,162)	51,853,948	74,501,441	85,583,548	2,992,307

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							2019
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	6,549,535	13,577,829	-	-	-	-	20,127,364
Debt instruments	7,747,516	1,174,094	22,926,088	45,058,398	35,118,355	61,307,478	173,331,929
Equity instruments	-	-	-	-	-	2,358,229	2,358,229
Loans and amounts due from credit institutions	69,135,371	1,943,291	21,064,571	14,525,161	2,411,265	153,469	109,233,128
Loans and advances to customer	9,451,762	84,839,695	43,180,508	89,624,089	34,092,967	65,510,459	326,699,480
Derivatives	6,806,370	1,893,308	2,649,730	1,921,248	1,950,678	3,599,566	18,820,900
Total	99,690,554	103,428,217	89,820,897	151,128,896	73,573,264	132,929,201	650,571,030

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	390,626	16,584,181	49,097,816	25,655,631	4,877,076	2,666,086	99,271,415
Customer deposits(1)	69,048,756	130,872,214	76,244,908	43,395,748	16,923,318	29,654	336,514,597
Marketable debt securities(1)	-	10,675,356	695,071	37,268,809	3,900,484	21,162,755	73,702,474
Debt Instruments Eligible to Compose Capital	-	170,939	-	10,005,022	-	-	10,175,961
Other financial liabilities	10,334	24,360,724	14,509,911	16,678,725	4,717	1,543	55,565,954
Financial liabilities held for trading:
Short positions	-	4,748,545	1,554,274	1,256,416	3,747,700	12,528,718	23,835,653
Derivatives	6,776,746	4,345,286	406,383	3,071,989	2,502,040	3,702,699	20,805,143
Total	76,226,462	191,757,244	142,508,362	137,332,340	31,955,334	40,091,454	621,496,030
Difference (assets less liabilities)	23,464,093	(88,329,028)	(52,687,465)	13,796,556	41,617,931	92,837,747	30,699,834

(1) Includes obligations which may be subject to early payment, being: demand and time deposits, repurchase agreements with clients, LCI and LCA.

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated financial statements, based on the nature of the related items, are as follows:

Equivalent Value in Thousand of Reais	2021		2020		2019
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and reserves at the Central Bank of Brazil	10,851,016	-	15,835,124	-	15,359,225	-
Financial ssets/liabilities measured at fair value through profit or loss held for trading	2,587,588	21,784,041	27,012,315	7,867,168	3,349,879	3,210,360
Financial assets measured at fair value through other comprehensive income	17,102,273	-	17,062,156	-	20,386,034	-
Financial assets/liabilities measured at amortized cost	70,283,097	86,184,330	52,002,476	118,142,613	68,996,884	44,140,284
Total	100,823,974	107,968,371	111,912,070	126,009,781	108,092,022	47,350,644

f) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases.

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The total of the future minimum payments of non-cancellable operating leases is shown below:

	2021	2020	2019

Up to 1 Year	715,576	670,619	651,207
Between1 to 5 Years	1,420,853	1,607,995	1,492,289
More than 5 Years	181,417	171,420	147,125
	2,317,846	2,450,034	2,290,621

Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$801 (2020 - R$880 and 2019 – R$918) monthly rent corresponding to the contracts with this feature. Payment of leases recognized as expenses in 2021 fiscal year were R$369,482 (2020 - R$358,656 and 2019 R$700,958).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

g) Contingent assets

On December 31, 2021, 2020 and 2019 no contingent assets were recorded.

h) COVID- 19

Since the Pandemic in 2000, the Bank has monitored its effects on the quality of the credit portfolio and the beginning of the continuity of its results. Strategic initiatives were implemented in a timely manner, sufficient to mitigate the impacts against the scenario of increased default events due to the pandemic.

Management procedures were structured in line with the guidelines and measures of the Federal Government through the National Monetary Council and the Central Bank of Brazil to mitigate the impacts caused by COVID-19, such as: (a) measures to facilitate the renegotiations of the credit operations without increasing provisions, (b) reduction of capital requirements, in order to expand the granting of credit by the Financial System and (c) reduction of compulsory reserve rates, to improve liquidity conditions.

The Bank, awareness of its responsibilities, availability of changes, changes in classification, availability of new products, reinforced credit in segments and more impacts and preventive recovery and collection actions. These actions carried out as a result of alerts were identified by the constant monitoring of the portfolio.

The operations benefiting from amendments made, in general, had a grace period of 60 days with the possibility of extending it for another month for individual customers. In the case of legal entities, extensions were granted with a grace period of up to 6 months in line with the BNDES (National Bank for Economic and Social Development).

These measures made it possible to extend operations in good standing, with temporary criteria for classifying problem assets and restructurings, as well as allowing the maintenance of the classifications of credit operations, extended until December 2020.

During the period of extensions, the actions adopted by the Bank benefited 1,728,197 customers, R$40,592 million in extended credit, equivalent to 9.72% of the total credit portfolio for the year. Of the total extensions that expired on December 31, 2020 of R$37,538 million, R$28,348 million were in stage 1, R$6,608 million were in stage 2 and R$2,567 million were in stage 3.

In order to face the scenario of uncertainty and increase in delinquency, in 2020 the Bank constituted an additional provision in the amount of R$3,200,000. This provision was calculated based on the analysis of potential macroeconomic effects and considered quantitative and qualitative indicators, as well as the identification of risks and a collective assessment of exposures.

Throughout 2021, follow-ups were carried out until the end of grace periods and extension actions with the resumption of operations added to the standard model of credit management adopted by the bank. In this sense, the macroeconomic scenarios were updated in the process of measuring credit risk provisions, as well as identifying the credit portfolios impacted by the pandemic, using the total balance of additional provisions constituted in 2020 to absorb the need to increase expected losses from credit.

To estimate the expected loss, Santander Brasil uses prospective information. Three macroeconomic scenarios are considered, being Base, Pessimistic and Optimistic scenarios. For the elaboration of the methodology, the 5-year evolution of the following main macroeconomic indicators was considered:

	Pessimistic Scenarios					Base Scenarios					Optimistic Scenarios

Variables	2021	2022	2023	2024	2025	2021	2022	2023	2024	2025	2021	2022	2023	2024	2025
Interest rate	7.3%	14,3%	13,0%	13,0%	13,0%	7,3%	7,3%	6,5%	6,5%	6,5%	7,3%	5,5%	5,5%	4,0%	4,0%
Unemployment	14.4%	16,3%	18,2%	18,5%	18,2%	14,4%	13,8%	12,9%	12,1%	11,3%	14,4%	11,4%	9,1%	8,5%	7,9%
Housing Prices	9.0%	2,2%	2,2%	2,1%	2,0%	9,0%	9,2%	9,0%	8,6%	8,3%	9,0%	13,8%	13,4%	12,9%	12,5%
GDP growth	5.6%	-3,5%	-2,0%	0,2%	0,2%	5,6%	2,7%	2,2%	2,0%	2,0%	5,6%	6,5%	4,0%	4,0%	4,0%
Income Commitment	31.7%	38,2%	38,9%	39,1%	38,9%	31,7%	32,7%	34,6%	35,1%	35,6%	31,7%	29,1%	29,2%	29,3%	29,1%

In the process of estimating the expected loss, a weight is assigned to each scenario, with greater relevance being attributed to the base scenario (80%), while lower weights are attributed to the pessimistic (10%) and optimistic (10%) scenarios. The weights assigned to the scenarios in the last 3 years are as follows:

Ponderations	2021	2020	2019
Pessimistic Scenarios	10%	10%	10%
Base Scenarios	80%	80%	80%
Optimistic Scenarios	10%	10%	10%

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44.	Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s Management responsible to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which different financial information are available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank has two segments, the commercial (except for the Corporate Banking business managed globally using the Global Relationship Model) and the Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

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The Bank operates in Brazil and abroad, through the Cayman branch, Luxembourg branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

Thousand of reais	2021

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	46,236,026	5,082,440	51,318,466
Income from equity instruments	10,216	79,824	90,040
Income from companies accounted for by the equity method	105,403	38,781	144,184
Net fee and commission income	13,285,099	1,988,202	15,273,301
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,433,236)	(347,268)	(1,780,504)
Other operating expense (net)	(974,391)	(144,989)	(1,119,380)
TOTAL INCOME	57,229,117	6,696,990	63,926,107
Personnel expenses	(8,220,544)	(805,158)	(9,025,702)
Other administrative expenses	(7,697,346)	(593,371)	(8,290,717)
Depreciation and amortization	(2,342,639)	(91,282)	(2,433,921)
Provisions (net)	(2,176,774)	(2,643)	(2,179,417)
Impairment losses on financial assets (net)	(17,169,630)	56,896	(17,112,734)
Impairment losses on non-financial assets (net)	(163,935)	(1,864)	(165,799)
Other non-financial gains (losses)	32,512	-	32,512
OPERATING PROFIT BEFORE TAX (1)	19,490,761	5,259,568	24,750,329
Currency Hedge (1)	2,511,980	-	2,511,980
ADJUSTED OPERATING INCOME BEFORE TAX (1)	22,002,741	5,259,568	27,262,309

Thousand of reais	2020

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	41,457,352	2,985,361	44,442,713
Income from equity instruments	3,617	30,137	33,754
Income from companies accounted for by the equity method	84,051	28,210	112,261
Net fee and commission income	14,405,280	1,822,934	16,228,214
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(13,515,305)	1,812,403	(11,702,902)
Other operating expense (net)	(767,088)	(105,422)	(872,510)
TOTAL INCOME	41,667,906	6,573,623	48,241,529
Personnel expenses	(8,139,785)	(731,697)	(8,871,482)
Other administrative expenses	(7,634,670)	(608,808)	(8,243,478)
Depreciation and amortization	(2,488,517)	(90,610)	(2,579,127)
Provisions (net)	(1,638,787)	(17,759)	(1,656,546)
Impairment losses on financial assets (net)	(17,379,570)	(70,619)	(17,450,189)
Impairment losses on non-financial assets (net)	(28,403)	(56,504)	(84,907)
Other non-financial gains (losses)	308,176	-	308,176
OPERATING PROFIT BEFORE TAX (1)	4,666,350	4,997,625	9,663,975
Currency Hedge (1)	13,583,011	-	13,583,011
ADJUSTED OPERATING INCOME BEFORE TAX (1)	18,249,361	4,997,625	23,246,986

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Thousand of reais	2019

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	42,043,774	2,277,333	44,321,107
Income from equity instruments	4,864	14,069	18,933
Income from companies accounted for by the equity method	149,488	-	149,488
Net fee and commission income	13,923,272	1,789,880	15,713,152
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,541,343)	1,215,351	(325,992)
Other operating expense (net)	(1,069,052)	(38,668)	(1,107,720)
TOTAL INCOME	53,511,003	5,257,965	58,768,968
Personnel expenses	(8,554,254)	(773,460)	(9,327,714)
Other administrative expenses	(7,139,828)	(473,984)	(7,613,812)
Depreciation and amortization	(2,297,010)	(94,847)	(2,391,857)
Provisions (net)	(3,668,709)	(12,877)	(3,681,586)
Impairment losses on financial assets (net)	(13,423,361)	53,455	(13,369,906)
Impairment losses on non-financial assets (net)	(73,216)	(58,219)	(131,435)
Other non-financial gains (losses)	20,489	-	20,489
OPERATING PROFIT BEFORE TAX (1)	18,375,114	3,898,033	22,273,147
Currency Hedge (1)	1,264,279	-	1,264,279
ADJUSTED OPERATING INCOME BEFORE TAX (1)	19,639,393	3,898,033	23,537,426

(1) Includes, in the Commercial Bank, the currency hedge of the investment in dollars (a strategy to mitigate the tax effects and the variation of the exchange rate of offshore investments on net income), the result of which is recorded under “on financial assets and liabilities "fully offset in the line of Taxes

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	2021
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	838,267,118	92,941,277	931,208,396
Loans and advances to customers	394,086,048	70,757,994	464,844,042
Customer deposits	344,180,608	124,780,461	468,961,069

	2020
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	837,339,314	96,239,065	933,578,379
Loans and advances to customers	317,553,409	76,214,628	393,768,037
Customer deposits	322,328,033	123,485,939	445,813,972

	2019
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	675,514,634	85,097,984	760,612,618
Loans and advances to customers	259,644,994	67,054,486	326,699,480
Customer deposits	253,313,187	83,201,410	336,514,597

45.	Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

a) Key-person management compensation

The Bank's Board of Directors' Meeting held on March 26, 2021 approved, in accordance with the favorable recommendation of the Compensation Committee, the proposal for the maximum global compensation for Managers (Board of Directors and Executive Board) for the year of 2021, in the amount of up to R$433,940, covering fixed, variable and share-based compensation and other benefits. The proposal was discussed at the Annual General Meeting (AGM) to be held on April 30, 2021.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

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Thousand of reais	2021	2020	2019

Fixed Compensation	96,544	90,889	89,518
Variable Compensation - in cash	115,627	83,352	70,816
Variable Compensation - in shares	94,607	81,306	80,832
Others (1)	67,883	47,832	46,937
Total Short-Term Benefits	374,661	303,379	288,103
Variable Compensation - in cash	101,837	98,407	92,704
Variable Compensation - in shares	109,918	97,729	102,046
Total Long-Term Benefits	211,755	196,136	194,750
Total (2)	586,416	499,515	482,853

Additionally, in the exercise ended on December 31, 2021, withholding taxes were collected on management compensation in the amount of R$32,086 (2020 - R$29,162 and 2019 - R$33,912).

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries; and

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2021, 2020 and 2019:

	2021
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,939	0.1%	5,029	0.1%	9,968	0.1%
Others	357,831	9.4%	385,545	10.5%	743,374	9.9%
Total	3,802,940	99.6%	3,664,081	99.6%	7,467,019	99.5%
Treasury shares	15,755	0.4%	15,755	0.4%	31,510	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,529	100.0%
Free Float (2)	357,830	9.4%	385,544	10.5%	743,374	9.9%

	2020
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.04%
Employees	2,046	0.1%	2,046	0.1%	4,092	0.05%
Directors (*)	4,034	0.1%	4,034	0.1%	8,067	0.11%
Others	353,616	9.3%	381,420	10.4%	735,036	9.8%
Total	3,799,866	99.5%	3,661,007	99.5%	7,460,873	99.5%
Treasury shares	18,829	0.5%	18,829	0.5%	37,658	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,662	9.3%	383,466	10.4%	739,128	9.9%

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	2019
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,526	0.1%	2,533	0.1%	5,059	0.1%
Administrators (*)	4,525	0.1%	4,524	0.1%	9,049	0.1%
Others	355,722	9.3%	383,519	10.4%	739,241	9.9%
Total	3,801,993	99.6%	3,663,133	99.5%	7,465,126	99.6%
Treasury shares	16,702	0.4%	16,702	0.5%	33,404	0.4%
Total	3,818,695	100.0%	3,679,835	100.0%	7,498,530	100.0%
Free Float (2)	358,248	9.4%	386,053	10.5%	744,301	9.9%

(1) Companies of the Santander Spain Group.

(2) Composed by Employees, Qatar Holding and other.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

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Thousand of reais	2021
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	895,492	3,347	32,135,748
Financial assets for trading	(3,043,904)	-	(73,209)
Banco Santander, S.A. – Espanha (1)	(3,043,904)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	241,716
Santander FI Santillana Multimercado Crédito Privado (2)	-	-	(1,241,109)
Apolo Fundo de Investimento em Direitos Creditórios	-	-	955,737
FIDC Venda de Veículos	-	-	(29,553)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	3,930,078	850	27,590,541
Banco Santander, S.A. – Espanha (3)	3,930,078	-	-
PSA Corretora de Seguros e Serviços Ltda.	-	-	48
Santander Bank, National Association	-	-	8,538,165
Banco Santander Totta, S.A. (2)	-	-	950
Santander Bank Polska S.A. (2)	-	-	99
Santander UK plc	-	-	171,920
Banco Santander, S.A. – México (2)	-	-	21,123
Banco RCI Brasil S.A.	-	850	-
Hyundai Corretora de Seguros Ltda.	-	-	3
Santander Global Technology, S.L., SOCI	-	-	192
Getnet S.A.	-	-	18,858,041
Loans and advances to customers	109	-	3,570,635
Webmotors S.A.	-	-	21,763
Banco Santander Espanha (1)	109	-	-
Santander Tecnología México, S.A. de C.V.	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda.	-	-	169
Gestora de Inteligência de Crédito	-	-	67,511
Loop Gestão de Pátios S.A.	-	-	9,861
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	191
Getnet S.A.	-	-	3,450,923
Car10 Tecnologia e Informação S.A.	-	-	38
Key Management Personnel (5)	-	-	20,034
Other Assets	9,209	2,497	1,048,039
Banco Santander, S.A. – Espanha (1)	9,209	-	-
Banco RCI Brasil S.A.	-	2,497	-
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	965,926
Getnet S.A.	-	-	15
Others	-	-	82,098
Guarantees and Limits	-	-	(258)
Key Management Personnel (5)	-	-	(258)

Liabilities	(25,832,894)	(63,599)	(9,602,791)
Deposits of Brazil Central Bank and deposits of credit institutions	(11,178,490)	(63,599)	(7,802,709)
Banco Santander, S.A. – Espanha (1)	(11,178,490)	-	-
Banco RCI Brasil S.A.	-	(63,599)	-
Santander Caceis Brasil DTVM S.A. (2)	-	-	(722,222)
Getnet S.A.	-	-	(7,079,955)
Others	-	-	(532)
Securities	-	-	(128,593)
Key Management Personnel (5)	-	-	(128,593)
Customer deposits	-	-	(828,107)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(63,864)
Santander Brasil Gestão de Recursos Ltda.	-	-	(44,141)
Webmotors S.A.	-	-	(3,744)
Santander Caceis Brasil DTVM S.A.	-	-	(562)
Gestora de Inteligência de Crédito	-	-	(36,097)
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(21,725)
Getnet S.A.	-	-	(372,151)
Key Management Personnel (5)	-	-	(28,672)
Others	-	-	(257,151)
Other financial liabilities - Dividends and interest on capital Payable	(564,786)	-	-
Banco Santander Espanha	(73)	-	-
Grupo Empresarial Santander, S.L. (1)	(464,295)	-	-
Sterrebeeck B.V. (1)	(100,418)	-	-
Other Payables	(1,011)	-	(843,382)
Banco Santander Espanha (1)	(1,011)	-	-
Santander Caceis Brasil DTVM S.A.	-	-	(12,286)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(28,801)
Getnet S.A.	-	-	(123,863)
Key Management Personnel (5)	-	-	(664,264)
Others	-	-	(14,168)
Debt Instruments Eligible to Compose Capital	(14,088,607)	-	-
Banco Santander Espanha (1)	(14,088,607)	-	-

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Thousand of Reais	2020
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	2,966,012	3,589,575	8,962,950
Financial assets for trading - Derivatives net	(1,326,965)	-	(2,527,296)
Banco Santander, S.A. – Espanha (1)	(1,326,965)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A. (2)	-	-	(211,154)
Santander FI Santillana Multimercado Crédito Privado (2)	-	-	(2,316,142)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	4,240,680	3,587,028	10,446,557
Banco Santander, S.A. – Espanha (3)	4,240,680	-	-
PSA Corretora de Seguros e Serviços Ltda.	-	-	113
Santander Digital Assets, SL	-	-	8,105
Santander Bank, National Association	-	-	10,315,450
Banco Santander Totta, S.A. (2)	-	-	1,250
Bank Zachodni (2)	-	-	171
Santander UK plc	-	-	92,703
Banco Santander, S.A. – México (2)	-	-	27,993
Banco RCI Brasil S.A.	-	3,587,028	-
Hyundai Corretora de Seguros Ltda.	-	-	3
Integry Tecnologia e Serviços A.H.U Ltda.	-	-	45
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	532
Santander Global Technology, S.L., SOCI	-	-	192
Loans and advances to customers	-	-	998,063
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	823,467
Zurich Santander Brasil Seguros S.A. (4)	-	-	57,081
Webmotors S.A.	-	-	18,455
Banco Santander Espanha (1)	-	-	224
Isban Mexico, S.A. de C.V.	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda.	-	-	169
Gestora de Inteligência de Crédito	-	-	66,667
Loop Gestão de Pátios S.A.	-	-	11,966
Key Management Personnel (5)	-	-	19,889
Other Assets	52,297	2,547	34,589
Banco Santander, S.A. – Espanha (1)	52,297	-	-
Banco RCI Brasil S.A.	-	2,547	-
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	34,589
Guarantees and Limits	-	-	11,038
Key Management Personnel (5)	-	-	11,038

Liabilities	(24,084,795)	(226,046)	(1,779,587)
Deposits of Brazil Central Bank and deposits of credit institutions	(10,456,623)	(226,046)	(37,214)
Banco Santander, S.A. – Espanha (1)	(10,456,623)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(36,390)
Loop Gestão de Pátios S.A.	-	-	(824)
Banco RCI Brasil S.A.	-	(226,046)	-
Securities obligations	-	-	(117,368)
Key Management Personnel (5)	-	-	(117,368)
Customer deposits	-	-	(869,888)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(64,836)
Santander Brasil Gestão de Recursos Ltda.	-	-	(335)
Webmotors S.A.	-	-	(1,411)
Santander Caceis Brasil DTVM S.A.	-	-	(581,543)
Santander Brasil Asset (2)	-	-	(100)
Gestora de Inteligência de Crédito	-	-	(149,257)
Key Management Personnel (5)	-	-	(36,762)
Others	-	-	(35,644)
Other financial liabilities - Dividends and interest on capital Payable	(508,491)	-	-
Banco Santander Espanha	(195)	-	-
Grupo Empresarial Santander, S.L. (1)	(239,890)	-	-
Sterrebeeck B.V. (1)	(268,406)	-	-
Other Payables	(21)	-	(755,117)
Banco Santander Espanha (1)	(21)	-	-
Santander Brasil Asset (2)	-	-	(95)
Santander Caceis Brasil DTVM S.A.	-	-	(9,373)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(78,686)
Key Management Personnel (5)	-	-	(633,276)
Others	-	-	(33,687)
Debt Instruments Eligible to Compose Capital	(13,119,660)	-	-
Banco Santander Espanha (1)	(13,119,660)	-	-

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Thousand of Reais	2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	5,294,152	4,387,013	874,668
Financial assets for trading - Derivatives net	(763,547)	-	(113,931)
Banco Santander, S.A. – Espanha (1)	(763,547)	-	-
Santander FI Santillana Multimercado Crédito Privado (2)	-	-	(113,931)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	5,896,120	-	70,261
Banco Santander, S.A. – Espanha (3)	5,896,120	-	-
Banco Santander Totta, S.A. (2)	-	-	7,921
Bank Zachodni (2)	-	-	94
Santander UK plc	-	-	16,701
Banco Santander, S.A. – México (2)	-	-	45,545
Loans and advances to customers	912	20,367	884,696
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	814,320
Zurich Santander Brasil Seguros S.A.	-	-	58,778
Webmotors S.A.	-	20,367	-
Banco Santander Espanha (1)	912	-	-
Isban Mexico, S.A. de C.V.	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda.	-	-	169
Key Management Personnel (5)	-	-	11,284
Loans and other values with credit institutions (1)	86,638	4,365,518	192
Banco Santander, S.A. – Espanha (1)	86,638	-	-
Banco RCI Brasil S.A.	-	4,365,518	-
Santander Global Technology, S.L., SOCI	-	-	192
Other Assets	74,029	1,128	28,476
Banco Santander, S.A. – Espanha (1)	74,029	-	-
Banco RCI Brasil S.A.	-	1,128	-
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	28,476
Guarantees and Limits	-	-	4,974
Key Management Personnel (5)	-	-	4,974

Liabilities	(17,105,753)	(169,103)	(1,529,828)
Deposits of Brazil Central Bank and deposits of credit institutions	(42,060)	(167,017)	(20,571)
Banco Santander, S.A. – Espanha (1)	(42,060)	-	-
Santander FI Santillana Multimercado Crédito Privado (2)	-	-	(20,571)
Banco RCI Brasil S.A.	-	(167,017)	-
Bonds and securities	-	-	(89,074)
Key Management Personnel (5)	-	-	(89,074)
Customer deposits	-	(2,086)	(1,008,416)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(199,934)
Santander Brasil Gestão de Recursos Ltda	-	-	(332,916)
Webmotors S.A.	-	(2,082)	-
Santander Caceis Brasil DTVM S.A.	-	-	(404,427)
Santander Brasil Asset (2)	-	-	(16,762)
Key Management Personnel (5)	-	-	(36,104)
Others	-	(4)	(18,273)
Other financial liabilities - Dividends and interest on capital payable	(6,874,602)	-	(12,226)
Banco Santander, S.A. – Espanha (1)	(1,067,623)	-	-
Grupo Empresarial Santander, S.L. (1)	(2,177,207)	-	-
Sterrebeeck B.V. (1)	(3,629,772)	-	-
Banco Madesant (2)	-	-	(1,948)
Key Management Personnel (5)	-	-	(10.278)
Other Payables	(13,130)	-	(399,541)
Banco Santander, S.A. – Espanha (1)	(13,130)	-	-
Santander Brasil Asset	-	-	(7,203)
Santander Caceis Brasil DTVM S.A.	-	-	(5,066)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(21,219)
Key Management Personnel (5)	-	-	(357,249)
Others	-	-	(8,804)
Debt Instruments Eligible to Compose Capital	(10,175,961)	-	-
Banco Santander, S.A. – Espanha (1)	(10,175,961)	-	-

All loans and other amounts with related parties were made in the normal course of business and on a sustainable basis, including interest rates and guarantees and do not involve risks greater than normal collection or have other disadvantages.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Espanha (note 1-a), through the subsidiaries Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the parent company's subsidiaries (Banco Santander Espanha).

(3) As of December 31, 2021, it refers to cash and cash equivalents in the amount of R$1,476,611 (2020 – R$ 2,459,371).

(4) Significant influence of Banco Santander Espanha.

(5) The balance with key management personnel refers to operations contracted prior to the term of the mandates.

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Thousand of Reais	2021
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(2,896,127)	37,036	1,622,821
Interest and similar income - Loans and amounts due from credit institutions	7,534	-	77,832
Banco Santander Espanha	7,534	-	-
Apolo Fundo de Investimento em Direitos Creditórios	-	-	76,004
Key Management Personnel	-	-	1,828
Guarantees and Limits	-	-	45
Key Management Personnel	-	-	45
Interest expense and similar charges - Customer deposits	-	-	(634,659)
Santander Brasil Gestão de Recursos Ltda.	-	-	(1,159)
Gestora de Inteligência de Crédito	-	-	(2,354)
Webmotors S.A.	-	-	(233)
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(6,916)
Getnet S.A.	-	-	(23,448)
Banco Santander (Suisse), S.A.	-	-	(1,437)
Key Management Personnel	-	-	(594,194)
Others	-	-	(4,918)
Interest expense and similar charges - Deposits from credit institutions	(122,318)	-	(4,652)
Banco Santander – Espanha	(122,318)	-	-
Santander FI Santillana Multimercado Crédito Privado (1)	-	-	(30,024)
Santander Caceis Brasil DTVM S.A. (2)	-	-	25,372
Fee and commission income (expense)	-	37,036	3,511,120
Banco RCI Brasil S.A.	-	37,036	-
Banco Santander International	-	-	43,375
Zurich Santander Brasil Seguros S.A.	-	-	118,324
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	3,200,930
Getnet S.A.	-	-	145,554
Key Management Personnel	-	-	399
Others	-	-	2,538
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(2,560,112)	-	(769,218)
Banco Santander, S.A. Espanha	(2,560,112)	-	-
Santander FI Santillana Multimercado Crédito Privado	-	-	(3,666)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(29,413)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(152,376)
Zurich Santander Brasil Seguros S.A. (3)	-	-	310,706
Getnet S.A.	-	-	(881,699)
Key Management Personnel	-	-	(13,083)
Others	-	-	313
Administrative expenses and Amortization	(221,231)	-	(558,452)
Banco Santander, S.A. Espanha	(221,231)	-	-
ISBAN Chile S.A.	-	-	(4)
Aquanima Brasil Ltda.	-	-	(29,526)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(45,196)
Santander Global Technology, S.L., SOCI	-	-	(446,313)
Getnet S.A.	-	-	(2,092)
Others	-	-	(35,321)
Others Administrative expenses - Donation	-	-	805
Fundação Sudameris	-	-	805

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Thousand of Reais	2020
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(2,164,484)	204,209	1,442,100
Interest and similar income - Loans and advances to customers	13,934	185,646	1,485
Banco Santander Espanha	13,934	-	-
Banco RCI Brasil S.A.	-	185,646	-
Key Management Personnel	-	-	1,485
Guarantees and Limits	-	-	61
Key Management Personnel	-	-	61
Interest expense and similar charges - Customer deposits	-	-	(19,215)
Santander Brasil Gestão de Recursos Ltda.	-	-	(5,664)
Gestora de Inteligência de Crédito	-	-	(1,039)
Webmotors S.A.	-	-	(2)
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(7,198)
Key Management Personnel	-	-	(4,657)
Others	-	-	(655)
Interest expense and similar charges - Deposits from credit institutions	(569,355)	(6,226)	(15,032)
Banco Santander Espanha	(569,355)	-	-
Banco RCI Brasil S.A.	-	(6,226)	-
SAM Brasil Participações	-	-	(3)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(14,645)
Santander Asset Management, S.A. SGIIC.	-	-	(384)
Fee and commission income (expense)	(2,002)	24,789	3,092,951
Banco Santander Espanha	(2,002)	-	-
Banco RCI Brasil S.A.	-	24,789	-
Banco Santander International	-	-	45,261
Webmotors S.A.	-	-	223
Zurich Santander Brasil Seguros S.A.	-	-	321,008
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,706,398
Key Management Personnel	-	-	308
Others	-	-	19,753
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(541,693)	-	(413,101)
Banco Santander, S.A. Espanha	(541,693)	-	-
Santander FI Santillana Multimercado Crédito Privado	-	-	(396,689)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(4,662)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(17,344)
Key Management Personnel	-	-	180
Others	-	-	5,414
Administrative expenses and Amortization	(202,787)	-	(1,354,006)
Banco Santander, S.A. Espanha	(202,787)	-	-
ISBAN Chile S.A.	-	-	(20)
Aquanima Brasil Ltda.	-	-	(52,431)
TECBAN - Tecnologia Bancária Brasil	-	-	(364,349)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(46,813)
Santander Global Technology, S.L., SOCI	-	-	(358,364)
Key Management Personnel	-	-	(499,514)
Others	-	-	(32,515)
Others Administrative expenses - Donation	-	-	(19,630)
Santander Cultural	-	-	(330)
Fundação Santander	-	-	(1,600)
Instituto Escola Brasil	-	-	(700)
Fundação Sudameris	-	-	(17,000)
Result on the sale of assets not classified as assets held for sale	-	-	168,588
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	168,588
Debt Instruments Eligible to Compose Capital	(862,581)	-	-
Banco Santander Espanha	(862,581)	-	-

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Thousand of Reais	2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(1,458,386)	226,141	1,254,022
Interest and similar income - Loans and advances to customers	219,060	437,322	630
Interest and similar income - Loans and amounts due from credit institutions	109,530	218,661	630
Banco Santander Espanha	109,530	-	-
Banco RCI Brasil S.A.	-	218,661	-
Key Management Personnel	-	-	630
Guarantees and Limits	-	-	24
Key Management Personnel	-	-	24
Interest expense and similar charges - Customer deposits	-	(25)	(27,433)
Santander Brasil Gestão de Recursos Ltda.	-	-	(16,387)
Gestora de Inteligência de Crédito	-	-	(3,275)
Webmotors S.A.	-	(25)	-
Key Management Personnel	-	-	(7,747)
Others	-	-	(24)
Interest expense and similar charges - Deposits from credit institutions	(174)	(3,375)	(96,579)
Banco Santander – Espanha	(174)	-	-
Banco RCI Brasil S.A.	-	(3,375)	-
SAM Brasil Participações	-	-	(37)
Santander FI Santillana Multimercado Crédito Privado	-	-	(67,821)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(27,595)
Santander Asset Management, S.A. SGIIC.	-	-	(1,126)
Fee and commission income (expense)	2,310	10,418	2,635,325
Banco Santander – Espanha	2,310	-	-
Banco RCI Brasil S.A.	-	10,201	-
Banco Santander International	-	-	35,294
Webmotors S.A.	-	217	-
Zurich Santander Brasil Seguros S.A.	-	-	231,920
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,356,596
Key Management Personnel	-	-	343
Others	-	-	11,172
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(724,169)	462	44,858
Banco Santander, S.A. – Espanha	(724,169)	-	-
Santander FI Santillana Multimercado Crédito Privado	-	-	(598)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(2,297)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	43,858
Key Management Personnel	-	-	168
Others	-	462	3,727
Administrative expenses and Amortization	(153,332)	-	(1,283,788)
Banco Santander, S.A. – Espanha	(153,332)	-	-
ISBAN Chile S.A.	-	-	(28)
Aquanima Brasil Ltda.	-	-	(32,032)
TECBAN - Tecnologia Bancária Brasil	-	-	(345,610)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(49,241)
Santander Global Technology, S.L., SOCI	-	-	(336,952)
Key Management Personnel	-	-	(482,852)
Others	-	-	(37,073)
Others Administrative expenses - Donation	-	-	(19,015)
Fundação Santander	-	-	(1,615)
Instituto Escola Brasil	-	-	(1,300)
Fundação Sudameris	-	-	(16,100)
Debt Instruments Eligible to Compose Capital	(692,551)	-	-
Banco Santander Espanha	(692,551)	-	-

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander, S.A ..- Spain).

46.	Risk management

Risk management at Banco Santander is based on the following principles:

A. Independence of the management activities related to the business;

B. Involvement of the Senior Management in decision-making;

C. Consensus in the decision making on credit operations between the Risk and Business departments;

D. Collegiate decision-making, which includes the branch network, aiming to encourage diversity of opinions and avoiding the attribution of individual decisions;

E. The use of statistical tools to estimate default, which includes internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

F. Global approach, which an integrated treatment of risk factors in the business departments and the concept of economic capital as a consistent metric for risk undertaken and for business management;

G. Common management tools

H. Organizational structure

I. Scopes and responsibilities

J. Risk limitation

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K. Recognition

L. Effective information channel

M. Maintenance of a medium-low risk profile, and low volatility by:

• The portfolio diversification, limiting concentration in clients, groups, sectors, products or geographically speaking; the complexity level of market operations reduction; the analysis of social and environmental risks of businesses and projects financed by the bank; continuous follow up to prevent the portfolios from deteriorating.

• Policies and procedures definition that are part of the Regulatory Framework Risk, which regulates the risk activities and processes. They follow the instructions of the Board of Directors, the regulations of the BACEN and the international best practices in order to protect the capital and ensure business' profitability.

At Banco Santander, the risk management and control process is structured using as reference the framework defined at corporate level and described according to the following phases:

I. Adaptation of corporate management frameworks and policies that reflect Banco Santander’s risk management principles.

Within this regulatory framework, the Corporate Risk Management Framework, regulates the principles and standards governing Banco Santander´s risk activities, based on the corporate organization and a management models, meeting the necessary regulatory requirements for credit management.

The organizational model comprises the management map, which defines the risk function and governance, and the regulatory framework itself.

II. Identification of risks through the constant review and monitoring of exposures, the assessment of new products, businesses and deals (singular transactions);

III. Risks measurement using methods and models periodically tested.

IV. Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Banco Santander management.

V. Implementation of a risk control system which checks, on a daily basis, the degree to which the Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (aforementioned) already in use at Banco Santander are in different stages of maturity regarding the level of implementation and use in the Bank. For wholesale segment, these techniques are in line with the corporate level development. For local segments, internal ratings and scoring based models, VaR and market risk scenario analysis and stress testing were already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

VI. Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by client and transaction, making it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.

VII. Economic capital, as a homogeneous measurement of the assumed risk and the basis for the measurement of the performance management.

VIII. RORAC, used both as a transaction pricing tool in the whole sale segment (more precisely in global ranking and markets - bottom-up approach) as for in the analysis of portfolios and units (top-down approach).

IX. VaR, which is used for controlling and setting the market risk limits for the various treasury portfolios.

X. Scenario analysis and stress testing to supplement the analysis market and credit risk in order to assess the impact of alternative scenarios, even over provisions and capital.

a) Corporate Governance of the Risk Function

The structure of Banco Santander’s Risk Committee is defined in accordance with the highest standards of prudent management, while respecting local legal and regulatory environment.

A. Integrate and adapt the Bank's risk to local level, further than the risk management strategy, tolerance level and predisposition to the risk, previously approved by the executive committee and board of directors, all matched with corporate standards of Banco Santander Spain;

B. Approve the proposals, operations and limits of clients and portfolio;

C. Regularly monitor all the risks inherent to the business, proving if your profile is adequate to what was established in the risk appetite.

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D. Authorize the use of management tools and local risk models and being aware of the result of their internal validation.

E. Keeping updated, assessing and monitoring any observations and recommendations periodically formulated by the supervisory authorities regarding their functions.

The organizational structure of the executive vice-presidency consists of areas which are responsible for credit risk management, market and structural, model risk management and non-financial risks. The credit risk management structure is composed by directors who act from the point of view of retail and wholesale portfolios management. A specific area has the mission to consolidate the portfolios and their respective risks, supporting the management with the integrated risk vision, as well as the Group's headquarters in Spain. There is an area responsible for the attendance to regulators, external and internal auditors.

A specific structure is responsible for serving internal and external regulators, supervisors and auditors.

It has a core called ERM-Enterprise risk management, integrated by a set of functions, transversal to all risks, necessary for its adequate management. These areas are part of this structure of Methodology (development and parameterization of models); Credit Risk Control; Risk Control and Performance (covering Risk Culture); Integrated management and Relationship with Supervisors and Stress Test.

b) Credit Risk

b.1) Introduction to the treatment of credit risk

The Credit Risk Management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy. The goal is to maintain a risk profile and adequate minimum profitability to offset the estimated default, both client and portfolio, as defined by the Executive Committee and Board of Directors. Additionally, it is responsible for the risk management systems applied in the identification, measurement, control and reduction of exposure to risk in individual or clustered by similar operations.

The Risk Management is specialized according to each clients' characteristics, being segregated between individual clients (with the accompanied of dedicated analysts) and customers with similar characteristics (standardized).

• Individualized management: It is performed by a defined risk analyst, which prepares the analysis, and forwards it to the Risk Committee and monitors the client's progress. It covers the Wholesale segment clients (Corporate and GB&M), Retail (Companies 3 and Governments, Institutions and Universities);

• Standardized management: Aimed at individuals and companies not classified as individualized clients. Based on automated models of decision-making and internal risk assessment, complemented by commercial heave and analysts specialized teams to handle exceptions.

Macroeconomic aspects and market conditions, sectored and geographical concentration, as well as client profiling and economic prospects are also evaluated and considered in the appropriate measuring of credit risk.

b.2) Reduction to recoverable value (“impairment”)

The Bank recognizes adjustments for expected credit losses with respect to the following financial instruments that are not measured at fair value through profit or loss:

- financial assets that are debt instruments;

- amounts receivable from leasing;

- financial guarantee contracts issued; and

- loan commitments issued.

No impairment losses are recognized on equity instruments.

The Bank measures the adjustments for losses at an amount equal to the expected credit losses over the useful life, except for the instruments below, for which they are recorded as expected credit losses in 12 months:

- debt instruments that present a low credit risk at the closing date; and

- other financial instruments (except lease receivables) in which the credit risk has not increased substantially since their initial recognition.

Adjustments for losses on lease receivables are always measured at an amount equal to expected credit losses over their useful life.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. They are measured as follows:

- financial assets subject to impairment at the closing date: as the difference between the gross book value and the present value of estimated future cash flows;

- loan commitments: as the present value of the difference between the contractual cash flows due to the Bank if the commitment is used in full and the cash flows that the Bank expects to receive; and

- financial guarantee contracts: payments expected to reimburse the holder, less any amounts that the Bank expects to recover.

Modified assets

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced by a new asset due to the debtor's financial difficulties, it is necessary to assess whether the financial asset should be derecognized and expected credit losses are measured as follows:

- If the expected restructuring does not result in a write-off of the existing asset, the expected cash flows arising from the modified financial asset are included in the calculation of the cash insufficiencies of the existing asset.

- If the expected restructuring results in the derecognition of the existing asset, the expected fair value of the new asset is treated as the final cash flow of the existing financial asset at the time of its derecognition.

This amount is included in the calculation of cash shortfalls arising from the existing financial asset discounted from the estimated retirement date to the closing date, using the original effective interest rate of the existing financial asset.

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Determination of significant increases in credit risk

On each balance sheet date, the Bank assesses whether financial assets recorded at amortized cost and debt financial instruments recorded at fair value through Other Comprehensive Income are subject to impairment, as well as other financial instruments subject to that assessment.

A financial asset is “subject to impairment” when one or more events that have a negative impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is subject to impairment includes the following observable data:

- significant financial difficulty of the debtor or issuer;

- delays in contractual obligations;

- breach of contract, such as default or delay;

- the restructuring of a loan or advance by the Bank under conditions that the Bank would not consider as interesting to carry out;

- the likelihood that the debtor will enter bankruptcy or other financial reorganization; or

- the disappearance of an active market for a security due to financial difficulties.

A financial instrument that has been renegotiated due to deterioration in the borrower's condition is generally considered to be subject to impairment, unless there is evidence that the risk of not receiving the contractual cash flows has been significantly reduced and there are no other indicators of impairment.

Presentation of the provision for impairment losses in the balance sheet

Provisions for impairment losses are presented in the balance sheet as follows:

- financial assets measured at amortized cost: as a deduction from the gross carrying amount of the assets;

- loan commitments and financial guarantee contracts: as a provision; and

- debt instruments measured at fair value through Other Comprehensive Income: no provision for losses is recognized in the balance sheet, as the book value of these assets corresponds to their fair value.

Individual or collective assessment

An individual measurement of impairment was based on Management's best estimate of the present value of cash flows expected to be received. In estimating these cash flows, Management exercised judgment as to the financial situation of a debtor and the net realizable value of any underlying collateral. Each asset reduced to recoverable value was evaluated on its merits, while the test strategy and the estimate of cash flows considered recoverable were approved by the Bank's credit risk officers.

When assessing the need for collective allowance for losses, Management considered factors such as credit quality, portfolio size, concentrations and economic factors. To estimate the necessary allowance, assumptions were established to define how the inherent losses were modeled and to determine the necessary data parameters, based on historical experience and current economic conditions.

Measurement of impairment

Losses due to impairment of assets measured at amortized cost were calculated as the difference between the book value and the present value of estimated future cash flows, discounted at the asset's original effective interest rate. Impairment losses on assets measured at fair value through Other Comprehensive Income were calculated as the difference between book value and fair value.

Reversal of impairment

For assets measured at amortized cost: If an event that occurred after the impairment caused a reduction in the amount of the impairment loss, the reduction in the impairment loss was reversed through profit or loss.

For debt securities measured at fair value through Other Comprehensive Income: If, in a subsequent period, the fair value of a debt security reduced to recoverable amount has increased and that increase could be objectively linked to an event that occurred after recognition from the impairment loss, the impairment loss was reversed through profit or loss; otherwise, any increase in fair value was recognized through Other Comprehensive Income.

Any subsequent recovery in the fair value of an equity security measured at fair value through Other Comprehensive Income and reduced to recoverable amount was recognized at any time in Other Comprehensive Income.

Information, assumptions and techniques used in estimating the impairment

Classification of financial instruments by stages

The portfolio of financial instruments subject to impairment is divided into three levels, based on the stage of each instrument related to its level of credit risk:

- Stage 1: It is understood that a financial instrument at this stage does not have a significant increase in risk since its initial recognition. The provision for this Asset represents the expected loss resulting from possible non-compliance over the next 12 months;

- Stage 2: If a significant increase in risk is identified since initial recognition, without having materialized deterioration, the financial instrument will be classified within this stage. In this case, the amount referring to the provision for expected loss due to default reflects the estimated loss of the residual life of the financial instrument. For the assessment of the significant increase in credit risk, the quantitative measurement indicators used in the normal management of credit risk will be used, as well as other qualitative variables, such as the indication that it is a non-impaired operation if considered as refinanced or operations included in a special arrangement; and

- Stage 3: A financial instrument is recorded within this stage, when it shows evident signs of deterioration as a result of one or more events that have already occurred and that materialize in a loss. In this case, the amount referring to the allowance for losses reflects the expected losses from credit risk over the expected residual life of the financial instrument.

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Impairment estimation methodology

The measurement of the impairment loss is carried out through the following factors:

- Default Exposure or EAD: is the transaction value exposed to credit risk, including the current available balance ratio that could be provided at the time of default. The models developed incorporate assumptions about changes in the payment schedule for operations.

- Probability of Default (PD): is defined as the probability that the counterparty can meet its obligations to pay principal and/or interest. For the purposes of IFRS 9, both will be considered: PD - 12 months (Stage 1), which is the probability that the financial instrument will default during the next 12 months as well as PD - lifetime (Stages 2 and 3), which considers the probability that the operation will default between the balance sheet date and the operation's residual maturity date. The standard requires that future information relevant to the estimation of these parameters must be considered.

- Loss on Default (LGD): is the loss resulting from default, ie the percentage of exposure that cannot be recovered in the event of default. It mainly depends on the guarantees associated with the operation, which are considered as risk mitigation factors associated with each credit financial asset and the expected future cash flows to be recovered. As established in the regulation, future information must be considered for its estimation.

- Discount rate: is the rate applied to estimated future cash flows over the expected life of the asset, to bring them to present value.

In order to estimate the aforementioned parameters, the Bank has applied its experience in the development of internal models to calculate the parameters both for regulatory purposes and for internal management.

Default definition

The Bank considers a financial asset to be in default when:

- it is probable that the debtor will not pay its credit obligations to the Bank in full; or

- the debtor has significant credit obligations to the Bank overdue for more than 90 days, as a general rule.

Overdrafts are considered overdue if the customer violates a recommended limit or has been granted a limit lower than the current outstanding amount.

When assessing whether a debtor is in default, the Bank considers indicators:

- qualitative – for example, breaches of covenants;

- quantitative – for example, overdue status and non-payment of another obligation of the same issuer to the Bank; and

- based on data collected internally and obtained from external sources.

b.3) Measures and measurement tools

Rating tools

The Bank uses proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer's historical experience, to predict default. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

The classification of loans into different categories is made according to the analysis of economic and financial situation of the client and any other registratered information updated frequently. New modes of operation are subject to credit risk evaluation, verification and adaptation to the controls adopted by the Bank.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the Banking relationship. The frequency of the reviews is increased in case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The own rating tools are monitored and reviewed to qualifications by them awarded are progressively enhanced.

Credit risk parameters

We assess all borrowings for an allowance for impairment of credit risk. Loans are individually assessed for impairment or collectively assessed by grouping similar risk characteristics. Loans individually assessed for impairment are not collectively assessed.

To individually measure the impairment loss of loans assessed for impairment, we consider borrowers' conditions, such as their economic and financial situation, level of indebtedness, capacity to generate cash flow, quality of management, corporate governance, quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics, such as their nature and purpose, type, sufficiency and liquidity level of guarantees, and also based on experience historical impairment loss and other circumstances known at the time of valuation.

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To measure the impairment loss of loans collectively assessed for impairment, we separate financial assets into groups considering credit risk characteristics and similarities. In other words, according to the segment, type of assets, guarantees and other factors associated with the historical impairment experience and other circumstances known at the time of the assessment. The impairment loss is calculated using statistical models that consider the following factors:

Default Exposure (EAD): is the amount of a transaction exposed to credit risk, including the proportion of current outstanding balance exposure that could be provided at default. Models developed incorporate hypotheses considering possible changes in the payment schedule.

Default probability (PD): is the probability that a counterparty will not fulfill its obligation to pay principal and/or interest. For the purposes of IFRS 9, this will consider both the PD-12 months, which is the probability that the financial instrument will default in the next 12 months, as well as the lifetime PD, which is the probability of the transaction to default considering its term. remaining. Future relevant information is considered necessary to estimate these parameters as per the standard.

Loss Given Default (LGD): is the loss produced in case of default. In other words, it reflects the percentage of exposure that could not be recovered in the event of a default event. It mainly depends on the guarantees, which are considered to mitigate the credit risk associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be considered in the estimate.

Discount rate: the rate applied to estimated future cash flows during the expected life of the asset, which is equal to the net present value of the financial instrument at its book value.

To estimate the above parameters, the Bank applied its experience in the development of internal models to calculate parameters for both regulatory and management purposes.

The table shown in note 9.b shows the portfolio by internal risk rating levels and its probability of default.

Thousand of reais	2021	2020	2019

By maturity
Less than 1 Year	270,050,934	219,062,744	186,196,849
Between 1 and 5 years	160,932,317	147,013,817	117,841,564
More than 5 years	62,371,451	51,745,465	43,218,247
Loans and advances to customers, gross	493,354,702	417,822,026	347,256,660

By internal classification of risk
Low	374,505,211	347,315,357	257,133,115
Medium-low	79,216,725	24,277,404	56,549,196
Medium	14,589,977	26,231,871	11,754,806
Medium-High	9,413,111	3,896,457	8,512,386
High	15,629,678	16,100,937	13,307,156
Loans and advances to customers, gross	493,354,702	417,822,026	347,256,660

Expected credit losses, measured using sufficient and available historical data, are presented below.

			2021

		Probability of default (PD)	Default loss (LGD)
	Exposure

Commercial and industrial	247,674,251	6%	50%
Real Estate Credit - construction	54,738,606	2%	8%
Individual loans	188,408,840	10%	61%
Leasing	2,533,004	2%	31%

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			2020

		Probability of default (PD)	Default loss (LGD)
	Exposure

Commercial and industrial	191,281,653	5%	41%
Real Estate Credit - construction	45,791,869	3%	7%
Individual loans	178,652,145	9%	52%
Leasing	2,096,359	1%	31%

			2019

		Probability of default (PD)	Default loss (LGD)
	Exposure

Commercial and industrial	145,387,439	7%	40%
Real Estate Credit - construction	39,720,713	3%	10%
Individual loans	160,036,668	10%	64%
Leasing	2,111,840	2%	41%

b.4) Observed loss: measures of credit cost

The Bank periodically estimate losses related to credit risk and then we compare those estimates with actual losses of the month. Periodically conduct tests in order to monitor and maintain control over credit risk.

To complement the use of admission and rating, the Bank use other measures that supports the prudent and effective management of credit risk, based on the loss observed.

The cost of credit is measured by the sum of credit losses and to the average loans’ portfolio of the same year.

b.5) Credit risk cycle

Banco Santander has a global view of its credit portfolio throughout the various phases of the risk cycle, with a level of detail that allows us to evaluate the current situation of risk and any movements. This mapping is followed by the Board of Directors and the Executive Committee of the bank that no only sets policies and risk procedures, limits and delegates responsibilities. It also approves and supervises the activities of the area.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations and companies of the conglomerate. The risk cycle comprises three different phases:

• Pre-sale: this phase includes the risk planning and setting targets, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

• Sale: this is the decision-making phase for both pre-classified and specific transactions.

• Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Planning and setting risk limits

Risk limit setting is a dynamic process that identifies Banco Santander’s risk appetite by assessing business proposals and its risk attitude. This process is defined through the risk appetite approved by the Bank's Management and the units.

In the case of individualized risks, the most basic level is the customer, for which individual limits are set.

For GCB clients, a pre-classification model is used based on a system of measurement and monitoring of economic capital. In relation to the Corporate segment, the operational limit model is used in maximum nominal credit amounts.

To the risks of customers with standardized management, the limits of the portfolios are planned using credit management programs (SGP) agreed document for the areas of business and risks, and approved by the Executive Committee. This document contains the results expected for the business in terms of risk and return, beyond the limits which govern the activity and risk management. This client group has a more automated treatment in risks.

Risk analysis and rating process

Risk analysis is a pre-requisite for the approval of loans to clients by the Bank. This analysis consists of examining the counterparty’s ability on meeting its contractual obligations to the Banco Santander, which involves analyzing the client’s credit quality, its risk transactions, solvency, and sustainability of business and the return to be obtained in view of the risk assumed.

The risk analysis is conducted annually, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

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Decision-Making on Operations

The process of decision making on operations aims to analyze and adopt adopt in accordance with pre-established policies, considering risk appetite and any elements of the operation that are important in assessing risk and return.

The Banco Santander uses, among others, the RORAC methodology (profitability on risk-adjusted capital), for risk analysis and pricing in the decision-making process on transactions and deals.

Risk monitoring and control

In Individual retail, customers are systematically reviewed through a daily credit rating process. This process allows for reassessments in credit exposure, allowing for increases in exposure for customers with good credit quality. In case of detection of deterioration in the risk level, actions to contain credit risk and preventive actions are automatically generated.

In the case of individual management, preventive detection of deterioration in the credit quality of the operation is the responsibility of the commercial manager together with the risk analyst. Additionally, risks are monitored through a permanent observation process for early identification of incidents that may result in the evolution of operations, customers and their environment.

This monitoring can result in the classification of the client in SCAN (this is a system that allows the differentiation of the management level and the action to be taken on a case-by-case basis).

Risk control function

The control function is performed by assessing risks from various complementary perspectives, the main pillars are the control by geographical location, business area, management model, product and process, facilitating thus the detection of specific areas requiring measures for which decisions should be taken. To obtain an overview of the bank's loan portfolio over the various phases of the credit cycle, with a level of detail that allows the assessment of the current risk situation and any movements.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis. The impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by Executive Commission.

b.6) Credit recovery

"Strategies and action channels are defined according to the days of past due loans and the amounts, that result in a Map of Responsibilities and always look as the first alternative, the client's recovery.

The Bank uses tools as behavioral scoring to study the collection performance of certain groups, in order to reduce costs and increase recoveries. These models seek to measure the probability of clients becoming overdue adjusting collection efforts so that clients less likely to recover, receive timely actions. In cases the payments is most likely to happen, the focus is given in maintaining a healthy relationship with clients. All clients with severe or rescheduled credits delays values have internal restrictions.

Clients with high risk index have a model of recovery, with a commercial follow-up and a recovery specialist.

b.7) Credit risk from other perspective

Certain areas and specific views of credit risk deserve a specialist’s attention, complementary to global risk management.

Concentration risk

Concentration risk is an essential factor to be analyzed in the credit risk management area. The Bank continuously monitors the degree of concentration of credit risk in its portfolios, by economic sector, geographic location/country, groups of customers and products.

The Risk Committee establishes the risk policies and analyzes the exposure limits required for the proper management of the portfolio's credit risk concentration. From a sectorial point of view, the distribution of the corporate client portfolio is adequately diversified.

The Bank's Executive Vice President for Risks works together with the Executive Vice President for Strategic Finance in the management of credit portfolios, which includes reducing the concentration of exposures through various techniques, including the maintenance of guarantees to mitigate the risk of companies, derivatives for protection purposes (hedge) or the execution of securitization transactions in order to optimize the risk/return rate of the portfolio as a whole.

Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with clients, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our clients.

Risk control is performed using an integrated, real-time system that enables the Bank to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Bank unit.

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Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the equivalent credit risk (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

Environmental risk

The Banco Santander's Social and Environmental Responsibility Policy (PRSA), which follows the guidelines of CMN Resolution 4,945/2021 and the SARB Regulation Nº. 14 of Febraban, establishes guidelines and consolidates specific policies for socio-environmental practices in business and in relationships with stakeholders. These practices include the management of socio-environmental risks, impacts and opportunities related to topics such as adequacy in credit granting and use, supplier management and socio-environmental risk analysis, which is carried out through the analysis of clients' socio-environmental practices. and Varejo, of the Corporate segment 3 (one of the Corporate Retail segments of the Bank), which have limits or credit risk above R $ 5 million and which are part of the 14 socio-environmental care sectors. In this case, the socio-environmental risk is analyzed in order to mitigate the issues of operational risk, capital risk, credit risk and reputational risk. Since 2009, Santander has been a signatory to the Equator Principles and this set of guidelines is used to mitigate socio-environmental risks in the financing of large projects.

Mitigation of social and environmental risks in financing large projects is carried out based on analyzes based on the guidelines of the Equator Principles, a set of social and environmental criteria referenced in the International Finance Corporation's (IFC) Performance Standards on Social and Environmental Sustainability and in the Environmental Guidelines, Health and Safety of the World Bank Group.

The commitments assumed in the PRSA are detailed in other Bank policies, such as the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social and Environmental Risk Policies, as well as the Private Social Investment Policy, which aims to guide the strategy in this area. and to present guidelines for social programs that strengthen this strategy.

b.8) Credit Management - Main changes

The business trends observed in the year 2021 were consistent with the trends presented 2020, where in a challenging economic scenario. The Bank maintained the good quality of its business and did not presented major variances in its delinquency ratios. In December 2021, this ratio achieved 5.46% compared to 5.55% of December 2020 and 6.75%, of December, 2019.

Below is a table showing the evolution of the main credit indicators.

	2021	2020	2019

Credit risk exposure - customers (Thousand of Reais)	540,872,632	466,104,042	391,569,227
Loans and advances to customers, gross (note 9)	493,354,702	417,822,026	347,256,660
Contingent Liabilities - Guarantees and other sureties (note 43.a)	47,517,931	48,282,016	44,312,567
Non-performing loans ratio (%) - unaudited	5.46%	5.55%	6.75%
Impairment coverage ratio (%) - unaudited	110.40%	110.64%	96.58%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais) - unaudited	29,723,376	25,640,488	22,625,750
Cost of credit (% of risk) - unaudited	3.73%	4.35%	3.93%
Data prepared on the basis of management criteria and the accounting criteria of the controller unit.
(*) RAWO = Recoveries of Assets Derecognized.

The Bank incorporates information about the future both in its assessment if the credit risk of an instrument has increased substantially since the initial recognition and in its measurement of the expected credit losses. Based on guidance from its internal committees and economic experts and considering a range of actual and anticipated external information, the Bank develops a base scenario as well as other possible scenarios. This process involves the projection of two or more additional economic scenarios and considers the respective probabilities of each result. External information includes economic data and forecasts published by government agencies and monetary authorities and selected private sector analysts and academics.

The base case represents the most likely result and is in line with the information used by the Bank for other purposes, such as strategic planning and budgeting. The other scenarios represent more optimistic and pessimistic results. Periodically, the Bank conducts more extreme stress tests to adjust its determination of these other representative scenarios

c) Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others values, according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

The Bank operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

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With this purpose, it has developed its own Risk Management model, according to the following principles:

•        Functional independence;

•        Executive capacity sustained by knowledge and proximity with the client;

•        Global reach of the function (different types of risks);

•        Collective decision-making, that evaluates a variety of possible scenarios and do not compromise the results with individual decision (including Brazil Executive Risk Committee - Comitê Executivo de Riscos Brasil). This Comitee delimits and approves the operations. The Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

•        Management and improvement of the equation risk/return; and

•        Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, equity value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that applies risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

c.1) Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors –interest rate, exchange rate, equities, commodity prices and the volatility thereof– and from the solvency and liquidity risk of the various products and markets in which the Bank operates.

The activities are segmented by risk type as follows:

I.	Trading: this item includes financial services for clients, trading operations and positioning mainly in fixed-income, equity , foreign currency products and shares.
II.	Balance sheets management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheets exposure to movements in interest rates and level of liquidity.
III.	Structural risks:

•        Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

•        Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

The Financial Management area is responsible for the balance sheet management risk and structural risks through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO (Asset Liability Control committees) in the respective countries.

The Financial Management goal is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

Interest rate Risk

The following table aggregates by product the cash flows of the operations of our perimeter of companies that have interest income. The transactions are presented by the book balance at the closing date of the years 2021, 2020 and 2019. It is not associated with the risk management of changes in interest rates or indexer mismatches, which is done by monitoring metrics of Marketplace. However, it allows to evaluate the concentrations of term and possible risks and below it, the balances of the same products are presented at the redemption value at maturity, except for the line dealing with receivables and obligations linked to derivative contracts.

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						2021
Position of accounts subject to interest rate risk						In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	3,122	3,122
Debt instruments	-	-	-	-	3,122	3,122
Equity instruments	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Financial assets measured at fair value in profit or loss for trading	5,573	4,205	5,128	17,846	12,447	45,199
Debt instruments	355	858	2,358	10,267	9,963	23,801
Equity instruments	21	1	8	11	3	44
Derivatives	5,197	3,346	2,762	7,568	2,481	21,354
Financial assets not intended for trading Mandatory measured at the fair value of the result	54,053	1,012	4,779	59,267	32,808	151,919
Debt instruments	54,053	1,012	4,779	59,267	32,808	151,919
Loans and Advances to Customers	-	-	-	-	-	-
Financial assets measured at fair value in other comprehensive income	-	-	-	-	-	-
Debt instruments	-	-	-	-	-	-
Equity instruments	-	-	-	-	-	-
Financial Assets Measured at Amortized Cost	135,081	131,966	96,793	178,655	102,292	644,787
Loans and Other Amounts with Credit stitutions	73,293	1,479	2,255	2,616	-	79,643
Loans and advances to customers	60,735	128,631	71,041	158,933	94,368	513,708
Debt Instruments	1,053	1,856	23,497	17,106	7,924	51,436
Total	194,707	137,183	106,700	255,768	150,669	845,027
	-	-	-	-	-	-
Remunerated Liabilities:	-	-	-	-	-	-
	-	-	-	-	-	-
Financial Liabilities Measured at Fair Value in income Held for Trading	18,955	2,564	2,191	11,196	2,703	37,609
Derivatives	6,174	2,564	2,191	11,196	2,703	24,828
Short Positions	12,781	-	-	-	-	12,781
Financial liabilities at amortized cost	309,659	116,052	108,718	180,572	31,897	746,898
Deposits from the Central Bank of Brazil and deposits from credit institutions	43,414	48,359	27,340	11,415	4,035	134,563
Customer deposits	260,711	50,470	70,403	110,290	24	491,898
Bonds and securities	5,534	17,223	10,975	58,867	8,334	100,933
Debt Instruments Eligible to Capital	-	-	-	-	19,504	19,504
Total	328,614	118,616	110,909	191,768	34,600	784,507

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						2020
Position of accounts subject to interest rate risk						In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	153	50	250	1,747	2,200
Debt instruments	-	153	50	250	1,747	2,200
Equity instruments	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Financial assets measured at fair value in profit or loss for trading	15,635	18,487	4,867	57,091	17,707	113,788
Debt instruments	3,480	11,789	3,150	47,287	14,078	79,784
Equity instruments	1,164	-	-	-	-	1,164
Derivatives	10,992	6,698	1,717	9,804	3,629	32,840
Financial assets not intended for trading Mandatory measured at the fair value of the result	439	-	-	-	-	439
Debt instruments	439	-	-	-	-	439
Loans and Advances to Customers	-	-	-	-	-	-
Financial assets measured at fair value in other comprehensive income	3,455	3,625	12,177	63,651	22,430	105,339
Debt instruments	3,383	3,625	12,177	63,651	22,430	105,267
Equity instruments	72	-	-	-	-	72
Financial Assets Measured at Amortized Cost	50,776	130,066	55,339	152,438	63,844	452,462
Loans and Other Amounts with Credit stitutions	25,201	39,879	2,765	3,799	-	71,644
Loans and advances to customers	25,490	88,071	50,829	134,805	61,795	360,990
Debt Instruments	85	2,117	1,745	13,833	2,049	19,828
Total	70,305	152,331	72,433	273,429	105,728	674,227

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in income Held for Trading	55,313	7,878	2,088	12,629	3,515	81,424
Derivatives	10,160	7,878	2,088	12,629	3,515	36,270
Short Positions	45,153	-	-	-	-	45,153
Financial liabilities at amortized cost	174,848	100,497	91,433	131,589	16,667	515,035
Deposits from the Central Bank of Brazil and deposits from credit institutions	4,007	32,846	22,603	7,891	3,031	70,379
Customer deposits	163,297	44,035	61,293	98,867	203	367,694
Bonds and securities	7,544	23,616	7,537	24,832	313	63,841
Debt Instruments Eligible to Capital	-	-	-	-	13,120	13,120
Total	230,161	108,376	93,521	144,218	20,182	596,458

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					2019
					In millions of Reais
Position of accounts subject to interest rate risk	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held for Trading	3,891	1,091	737	8,444	4,446	18,609
Debt instruments	-	3	140	188	889	1,220
Equity instruments	171	-	-	-	-	171
Trading derivatives	3,720	1,088	597	8,256	3,557	17,218
Other Financial Assets at Fair Value Through Profit Or Loss	4,261	802	3,981	16,737	7,075	32,856
Debt instruments	2,232	802	3,981	16,737	7,075	30,827
Equity instruments	2,029	-	-	-	-	2,029
Investments Held to Maturity	98	96	280	3,679	3,981	8,134
Reserves from Brazilian Central Bank	69,663	-	-	-	-	69,663
Financial Assets Measured at Amortized Cost	28,416	75,794	51,603	112,467	54,815	323,095
Total	106,329	77,783	56,601	141,327	70,317	452,357

Interest-bearing liabilities:

Deposits from credit institutions	224,610	62,181	69,277	70,882	2,556	429,506
Subordinated debts	-	-	-	10,077	-	10,077
Marketable debt securities	3,677	25,781	19,125	28,134	3,475	80,192
Trading derivatives	4,597	1,621	1,074	9,119	3,828	20,239
Short positions	23,501	-	-	-	-	23,501
Total	256,385	89,583	89,476	118,212	9,859	563,515

Currency Risk

					2021
Position of accounts subject to currency risk					In millions of Reais

Asset:			Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments			114,021	1,337	5,163	120,521
Loans and advances to customers			5,529	2,218	608	8,355
Derivatives			289,245	14,190	8,011	311,446
Others			1,251	-	-	1,251
Total			410,046	17,744	13,782	441,573

Liabilities:			Dollar	Euro	Others	Total

Funding in foreign currency			80,991	2,194	2,130	85,315
Derivatives			225,554	14,279	8,631	248,464
Others			105,570	1,220	2,912	109,701
Total			412,115	17,711	13,673	443,480

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			2020
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	42,860	1,870	569	45,299
Loans and advances to customers	5,803	3,187	1,140	10,130
Investments in Foreign Subsidiaries and Dependence	57,914	215	-	58,129
Derivatives	125,495	10,451	2,795	138,741
Others	25,866	-	-	25,866
Total	257,938	15,723	4,504	278,165

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	61,173	384	-	61,557
Derivatives	147,911	14,449	2,854	165,214
Others	39,972	219	437	40,629
Total	249,056	15,052	3,291	267,400

			2019
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	12,406	224	1	12,631
Loans and advances to customers	4,776	1,920	-	6,696
Investments in Foreign Subsidiaries and Dependence	50,193	3,557	-	53,750
Derivatives	150,538	13,053	9,712	173,303
Others	10,521	574	-	11,095
Total	228,434	19,328	9,713	257,475

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	59,416	925	49	60,390
Derivatives	169,136	20,184	8,515	197,835
Others	-	60	1,009	1,069
Total	228,552	21,169	9,573	259,294

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c.2) Methodologies

Trading

Banco Santander calculates minimum capital requirement for market risks using the internal model since approval by Bacen in May 2018.

The standard methodology applied to trading activities by the Banco Santander in 2021, 2020 and 2019 was the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the efficient incorporation of the most recent events that condition the level of risk assumed.

Specifically, the Bank uses a time window of two years or 521 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Bank. However, other measures are simultaneously being implemented to enable the Bank to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank’s activities. These scenarios can replicate past events (such as crisis) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete view of the risk profile.

The positions are monitored daily through an exhaustive control of changes in the portfolios, aiming to detect possible incidents and correct them immediately. The daily calculation of the result is also an excellent indicator of the risk, as it allows the Bank to observe and detect the impact of changes in financial variables in the portfolios.

Lastly, due to their atypical nature, derivatives and credit trading management (actively traded credit – Trading Book) activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitive to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit trading management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.

c.3) Balance-sheet management

Interest rate risk

The Bank analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheets items.

On the basis of the balance-sheets interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

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The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR), the EaR (Earning at Risk) and scenario analysis.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the reevaluation deadlines of on-balance-sheets assets and liabilities and off-balance-sheets items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity's net interest margin and market value of equity.

The flows of all the on and off-balance sheet headings must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of contracts that do not have a maturity date they are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario. The sensitivity is the difference between the two margins calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

Value at risk (VaR) and Earnings at Risk (EaR)

It is defined with 99% base points of the MVE’s loss distribution function, calculated considering the market value of the positions, based on the payback obtained in the last two years and with degree of statistical certainty (level of trust) to a defined time horizon.

It is also applied a similar methodology to calculate the maximum loss in NII (EaR), in order to consider the interest rate risk even in economic value impact as in financial margin.

The unit sums the return vectors of the VAR with the return vectors of EaR, resulting the total return vector. The composition is made considering in the metric of EaR the losses in financial margin that occur between the initial moment (reference date) and the holding period of the not-trading portfolio. The losses in the economic value takes in consideration the impact of the ending positions after the holding period.

c.4) Liquidity risk

Liquidity risk is associated with the Bank's ability to finance purchase commitments at reasonable market prices and to carry out its business plans with stable sources of financing.

Liquidity Management of Santander Bank

For the control and liquidity management, the Santander bank uses short and long-term metrics and stress metrics that are capable of measuring the safe liquidity buffer so that the bank comfortably honors its obligations to the market and shareholders.

Then, we can cite:

Short-term metrics and liquidity stress:

a. LCR

The Santander Bank uses the Liquidity Coverage Ratio (LCR) in its liquidity risk management. LCR is a short-term index for a 30 days stress scenario, results from the division of high-quality assets and net outflows in 30 days.

The Total High Liquidity Assets – HQLA is composed mainly of Brazilian federal government bonds and compulsory returns. The net outflows are composed mainly of losses of deposits, offset in part by inflows, mainly loans.

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b. Liquidity stress scenarios:

The Liquidity management requires the analysis of financial scenarios in which potential problems whit liquidity are assessed, for which is necessary to construct and study scenarios in crisis situations. The model used for this analysis is the Stress Test

The stress test evaluates the financial structure of the institution and its capacity to resist and react to more extreme situations.

The purpose of the Liquidity Stress Test is to allow the simulation of adverse market conditions, making it possible to evaluate the impacts on the institution´s liquidity and ability to payments, in order to anticipate the solutions or even avoid positions that excessively liquidity in stress scenarios.

The scenarios are defined from the analysis of market behavior during previous crisis. Four crisis scenarios are developed, with different intensities.

From the stress model’s analysis, the concept of minimum liquidity was defined, which is sufficient to support liquidity losses for a determined day horizon in all simulated crisis scenarios.

Long-term metrics

Its objective is to measure the stability of sources of financing against the assets committed. The NSFR metric developed by BIS and adapted by the local regulator, which objective through determined percentages, to verify if the institution has stable source of funding to sustain its assets. This metrics has different weights by term, client’s segment and product type. It is calculated monthly by the institution.

c. Liquidity indicators

In order to help management, some liquidity indicators are calculated on a monthly basis, like ratios of concentration by counterparties and concentration by segments.

Clients Funding

The Bank has different funding sources, both in products and mix of clients, with a healthy distribution between the segments. The total of clients’ resources is currently in R$ 78,6 billion and presented an increase comparing with 2019 amount, highlighting the increasing of time deposit funding and the keeping of financial letters inventory.

					In millions of Reais
Customers Funding	2021			2020
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	39,574	39,574	100%	35,550	35,550	100%
Savings accounts	65,220	65,220	100%	62,210	62,210	100%
Time deposits	92,496	308,950	30%	77,298	279,778	28%
Interbank deposit	763	4,001	19%	818	5,145	16%
Funds from acceptances and issuance of securities	5,621	88,089	6%	7,544	70,628	11%
Borrowings and Onlendings	-	90,709	0%	3,189	67,760	5%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	19,641	0%	-	13,120	0%
Total	203,674	616,184	33%	186,609	534,191	100%

					In millions of Reais
Customers Funding				2019
				0 a 30 days	Total	%
Demand deposits				29,524	29,524	100%
Savings accounts				49,040	49,040	100%
Time deposits				53,321	190,344	28%
Interbank deposit				871	4,299	20%
Funds from acceptances and issuance of securities				3,921	85,963	5%
Borrowings and Onlendings				5,077	54,880	9%
Subordinated Debts / Debt Instruments Eligible to Compose Capital				-	10,175	0%
Total				141,754	424,225	33%

Time deposits	53,321	190,344	28%
Interbank deposit	871	4,299	20%
Funds from acceptances and issuance of securities	3,921	85,963	5%
Borrowings and Onlendings	5,077	54,880	9%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	10,175	0%
Total	141,754	424,225	33%

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Assets and liabilities in accordance with the remaining contractual maturities, considering the undiscounted flows are as follows:

					2021
					In millions of Reais
Future Cash Flows Except for Derivatives	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	3,122	3,122
Debt instruments	-	-	-	-	3,122	3,122
Financial assets measured at fair value in profit or loss for trading	5,573	4,197	5,031	16,366	8,023	39,191
Debt instruments	355	850	2,261	8,786	5,539	17,791
Equity Instruments	21	1	8	11	3	44
Derivatives	5,197	3,346	2,762	7,568	2,481	21,354
Financial assets measured at fair value in other comprehensive income	54,012	1,007	4,690	50,092	15,833	125,635
Debt instruments	54,012	1,007	4,690	50,092	15,833	125,635
Equity Instruments	-	-	-	-	-	-
Financial assets measured at amortized cost	109,330	98,848	78,187	172,736	78,053	537,155
Loans and Other Amounts with Credit Institutions	73,290	1,464	2,041	2,313	-	79,108
Loans and advances to customers	34,989	94,872	55,118	150,204	76,554	411,737
Debt instruments	1,051	2,512	21,028	20,219	1,499	46,310
Total	168,915	104,053	87,907	239,195	105,032	705,102

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	18,955	2,564	2,191	11,196	2,703	37,609
Derivatives	6,174	2,564	2,191	11,196	2,703	24,828
Short positions	12,781	-	-	-	-	12,781
Financial liabilities at amortized cost	289,743	106,358	102,585	165,145	25,366	689,197
Deposits from the Central Bank of Brazil and deposits from credit institutions	33,714	46,465	25,626	10,610	2,742	119,157
Customer deposits	252,070	48,364	67,467	105,690	23	473,613
Bonds and securities	3,959	11,529	9,492	48,845	3,097	76,922
Debt Instruments Eligible to Capital	-	-	-	-	19,504	19,504
Total	308,698	108,922	104,776	176,341	28,069	726,806

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					2020
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value in income	-	174	98	667	2,900	3,839
Debt instruments	-	174	98	667	2,900	3,839
Financial assets measured at fair value in profit or loss for trading	16,028	19,211	5,763	63,618	25,489	130,108
Debt instruments	3,873	12,513	4,046	53,814	21,859	96,104
Equity Instruments	1,164	-	-	-	-	1,164
Derivatives	10,992	6,698	1,717	9,804	3,629	32,840
Financial assets not intended for trading Mandatory measured at the fair value of the result	439	-	-	-	-	439
Equity Instruments	439	-	-	-	-	439
Financial assets measured at fair value in other comprehensive income	5,000	3,874	13,850	75,849	35,538	134,110
Debt instruments	4,928	3,874	13,850	75,849	35,538	134,038
Equity Instruments	72	-	-	-	-	72
Financial assets measured at amortized cost	53,147	145,280	69,004	208,295	135,783	611,509
Loans and Other Amounts with Credit Institutions	24,638	40,579	2,901	4,205	-	72,324
Loans and advances to customers	28,424	102,379	64,194	188,430	135,987	519,415
Debt instruments	85	2,321	1,909	15,660	(205)	19,771
Total	74,615	168,538	88,715	348,429	199,709	880,005

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	55,313	7,878	2,088	12,629	3,515	81,424
Derivatives	10,160	7,878	2,088	12,629	3,515	36,270
Short positions	45,153	-	-	-	-	45,153
Financial liabilities at amortized cost	176,223	101,111	93,103	145,931	16,471	532,838
Deposits from the Central Bank of Brazil and deposits from credit institutions	3,707	33,039	22,860	8,014	2,802	70,421
Customer deposits	165,171	44,571	62,606	110,809	215	383,372
Bonds and securities	7,345	23,502	7,637	27,109	333	65,925
Debt Instruments Eligible to Capital	-	-	-	-	13,120	13,120
Total	463,072	217,979	190,382	317,119	39,972	1,228,525

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					2019
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	3,766	1,103	802	8,894	6,157	20,722
Debt instruments	46	15	205	638	2,600	3,504
Trading derivatives	3,720	1,088	597	8,256	3,557	17,218
Other financial assets at fair value through profit or loss	2,642	1,160	4,853	23,638	15,502	47,795
Debt instruments	2,642	1,160	4,853	23,638	15,502	47,795
Investments Held to Maturity	99	111	327	4,066	6,030	10,633
Reserves from Brazilian Central Bank	69,663	-	-	-	-	69,663
Financial Assets Measured at Amortized Cost	32,417	89,335	65,395	159,615	110,607	457,369
Total	108,587	91,709	71,377	196,213	138,296	606,182

Interest-bearing liabilities:

Deposits from credit institutions	218,883	61,461	71,953	79,666	2,660	434,623
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	-	-	12,673	-	12,673
Marketable debt securities	3,697	26,096	19,829	31,407	4,628	85,657
Trading derivatives	4,597	1,621	1,074	9,119	3,828	20,239
Short positions	23,501	-	-	-	-	23,501
Total	250,678	89,178	92,856	132,865	11,116	576,693

Scenario analysis / Contingency plan

Based on the results obtained in the Stress Test, the Bank prepares the Liquidity Contingency Plan, which consists of a formal set of preventive and corrective actions to be taken in moments of liquidity crisis. The activation of the Plan results from the monitoring of internal parameters related to the Bank's market and liquidity conditions. Such parameters serve to identify different levels of crisis severity and, thus, determine whether or not there is a need to start the activation process.

After the crisis is identified, a clear communication is established between the internal areas capable of executing corrective actions and mitigating the problems caused. These corrective actions are measures capable of generating liquidity to solve or mitigate the effects of the crisis and are taken considering its complexities, implementation deadlines and liquidity impact.

The parameters and measures of this Plan are reviewed at any time that it becomes necessary, however its minimum review period is annual.

c.5) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

c.5.1) Complementary measures

Calibration and test measures

The back-testing consists of a comparative analysis between the estimates of Value at Risk (VaR) and the daily “clean” results (result of the portfolios at the close of the previous day, evaluated at the prices of the following day) and “dirty” (managerial result leading to also considering costs, intraday results and loading). The purpose of these tests is to verify and provide a measure of the accuracy of the models used in the VaR calculation.

The back-testing analyzes carried out by Banco Santander comply, at least, with the BIS recommendations regarding the verification of the internal systems used in the measurement and management of financial risks. The Bank also performs hypothesis tests: excess tests, normality tests, Spearman correlation, average excess measures, etc.

Evaluation models are regularly calibrated and tested by a specialized unit.

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c.6) Control system

Limit setting

The boundary setting process runs alongside the budgeting activity and is a tool used to establish the assets and liabilities available for each business activity. Setting limits is a dynamic process that responds to the level of risk considered acceptable by

Management. The boundary structure consists of developing a process that considers, among others, the following aspects:

Identify and delimit, efficiently and comprehensively, the main types of financial risks generated, so that they are consistent with the management of the business and with the defined strategy.

Quantify and communicate to the business areas what levels and risk profiles are considered acceptable by Management, in order to avoid unwanted risks.

Give flexibility to the business areas to assume financial risks in an efficient and timely manner, due to changes in the market and business strategies, and always within the risk levels considered acceptable by the institution.

Allow business generators to take risks in a prudent and sufficient volume to achieve the budgeted results.

Delimit the range of products and underlyings in which each Treasury unit can operate, considering characteristics such as models and valuation systems, liquidity of the instruments involved, etc.

c.7) Risks and results in 2021

Financial Intermediation Activities

The average VaR from the Bank´s trading portfolio in 2021 ended in R$ 34.5 million. The dynamic management of this profile allows the Bank to change its strategy to capitalize the opportunities offered by an uncertain environment.

c.7.1) balance sheet management

Interest rate risk

Convertible currencies

At the end of 2021, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was R$553 million.

Also, at 2021 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was R$1,675 million.

Quantitative risk analysis

Interest risk in balance sheet management portfolios, measured in terms of net interest income sensitivity, for one year at a parallel rise of 100 basis points of the interest rate curve, increased by R$121 million between 2021 and 2020, reaching the maximum of R$607 million in June, 2021. Value sensitivity decreased by R$96 million during the year 2021, reaching a maximum level of R$1,882 million in September, 2021. The main factors that occurred in 2021 and influenced the sensitivities were the fall in the yield curve (convexity effect), portfolio decline and updating of the implicit methodologies on the cash flows of Banco Santander products.

Million of Reais
	2021	2020	2019
Sensibilities
Net Interest Margin	553	432	334
Market Value of Equity	1,675	1,771	2,063
Value at Risk - Balance
VaR	791	1,365	1,755

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c.8) Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and Banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the Banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and Banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions and the income of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of December 31, 2021.

Trading portfolio

		2021
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(4,943)	(108,670)	(217,339)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(550)	(7,132)	(14,265)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(5,564)	(34,407)	(68,815)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(5,270)	(19,539)	(39,077)
Foreign currency	Exposures subject to foreign exchange	(1,127)	(1,900)	(3,801)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(426)	(10,658)	(21,315)
Inflation	Exposures subject to change in coupon rates of price indexes	(5,218)	(6,018)	(12,035)
Shares and Indexes	Exposures subject to change in shares price	(1,553)	(38,814)	(77,629)
Commodities	Exposures subject to change in commodities' prices	(1,184)	(29,609)	(59,217)
Total (1)		(25,835)	(256,747)	(513,493)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

		2021
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(48,956)	(1,673,128)	(3,756,544)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in Exchange of TR in TJLP	(6,413)	(97,524)	(145,711)
Inflation	Exposures subject to change in coupon rates of price indexes	(34,286)	(455,628)	(838,652)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(13,530)	(60,291)	(117,298)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(3,891)	(7,770)	(15,642)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(31,456)	(78,782)	(161,417)
Foreign Currency	Exposures subject to Foreign Exchange	560	13,995	27,989
Total (1)		(137,972)	(2,359,128)	(5,007,275)

(1) Amounts net of taxes.

Scenario 1: a shock of +10bps and -10bps in interest rate curves and 1% price variance (currency and stocks); are considered the greatest losses per risk factor;

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

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d) Bank´s business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

e) Independent Structure

The Operational Risk & Internal Control area, subordinated to the Executive vice Presidency of Risk, operates independently as a second line of defense, supporting and challenging the first line of defense. They maintain guidelines, policies and processes to ensure the conduct and adequacy of the Operational Risk Control and Management Model.

The area adopts the definition of the Basel Committee, the Central Bank of Brazil and the Corporative instructions applicable locally to Operational Risk as the possibility of losses resulting from the inadequacy or failure of processes, operational and systems, or from external events. In addition, the Bank´s Board of Directors opted for the Alternative Standardized Approach (ASA) for the calculation of the portion of Reference Equity (PR) related to Operational Risk.

e.1) Operational Risks & Internal Control

The Operational Risk & Internal Control area has a mission with Banco Santander: To support the fulfillment of strategic objectives and the decision-making process, in adapting and meeting mandatory requirements, maintaining soundness, reliability, reducing and mitigating losses due to risks operational, in addition to implementation, dissemination of the Operational Risk culture.

Additionally, the Operational Risk & Internal Control area works to prevent Operational Risks and supports the continuous strengthening of the Internal Controls system, meeting the requirements of the Regulatory Bodies, Basel Accord, resolutions of the National Monetary Council (CMN) and Applicable Regulators. This Model also follows the guidelines established by Banco Santander Spain based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission –Internal Control– Integrated Framework 2013.

Control and management model

Santander Brasil has implemented a model based on lines of defense that aims to improve and continuously develop the management and control of operational risks, ensuring that structures can assess, monitor, control, mitigate, report and reduce the risks and losses to which they are exposed.

The attributions of this model include carrying out activities for the identification, evaluation, monitoring, control, mitigation and reporting of Operational Risk. Thus, different analyzes and follow-ups are carried out and reported. The main instruments that make up the Operational Risk Control and management Model are presented below:

•	Definition of the operational risk appetite;
•	Capture and evaluation of loss events (internal and external);
•	Training, Communication and Culture;
•	Evaluation of products and services;
•	Self-assessment of operational risks;
•	Scenario analysis;
•	Risk and Control Indicators;
•	Internal controls.

Model Governance

The Model has the approval of the Executive Risk Committee and approval by the Board of Directors, integrating the Organization's corporate governance structure and responsibility. Periodically, the relevant matters of Operational Risks are communicated to senior management for awareness and deliberations.

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As part of the Risk Governance system, the Senior Forum on Internal Controls and Operational Risks (CIRO) is also implemented, whose objective is to deliberate for the Risk Pro Officers (RPO), of the 1st Line of Defense, policies, processes, procedures, strategy and decisions on the topics to be applied in the business units, and has a bimonthly periodicity.

In order to ensure a structured process for disseminating the culture of Operational Risk management and control, the relevant topics are dealt with in specific Committees and Forums.

e.2) Responsibilities and duties of the Operational Risks and Internal Controls area

The Operational Risks & Internal Control area acts as second line of defense in the Santander’s operational risk model and aim to achieve compliance with Santander Group’s corporate policies, and other regulations established by both local and global regulators. In addition, the area is responsible for the oversight and challenge of activities performed by the first line of defense and aim to achieve an integrated operational risk management approach. The main responsibilities attributed to the Operational Risk and Internal Control are listed below:

Disseminate the Operational Risk and Internal Controls management-oriented culture and converge towards the prevention and reduction of Operational Risk events and losses, mitigating the financial, legal, and reputational impacts.

• Improve risk analysis to reduce, consolidate and prioritize mitigation actions.

• Maintain the dynamics and control of operational risk exposure in line with risk appetite.

• Establish roles and responsibilities, with follow-up with those responsible in the lines of defense.

• Ensure business continuity and strengthen the Internal Controls environment.

• Provide adequate level of coverage in business units.

• Provide support for the Organization's strategic decisions based on the integrated Operational Risk profile and emerging trends.

• Implement the best practices for management and control of operational risks in the 1st and 2nd Lines of Defense.

• Identify the Operational Risk profile of the Organization.

• Provide continuous improvement of existing methodologies and deepening the culture of responsibility for Operational Risks and Internal Controls

e.3) Differential factor

The Operational Risks & Internal Control area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on-site courses. Among the personal course, we highlight the achievement of training aimed at increasing culture of RO management, training for the capture of operational losses, among others.

This has made a significant contribution to the Bank consistently achieve its strategic and operational goals, by providing knowledge of the exposure to assumed operational risks and the controlled environment, maintaining the Bank’s low-risk profile and ensuring the sustainable development of its operations.

The Bank highlights:

• Mandatory training for all Banco Santander employees through e-learnings ("NetCursos"), addressing the issue of operational risks,

• The creation, dissemination, and maintenance of Instruction Manuals, promoting corporate values and commitment.

• Coordination of the annual process for projecting losses caused by operational risks, defining action plans to reduce these losses and for accountability.

• Development of key risk indicators, aiming to monitor the main operational risks.

• Management of the “ORMN – Operational Risk Management Network” considering roles performed by:

i)“RPO-Risk Pro Officer” monitoring and reporting of operational risk management aspects to the Senior Management, ii) “RPA-Risk Pro Agent" and iii) “Operational Risk Assistants” management and implementation of the Operational Risk Management Model within its Division and “Risk Experts” specifically for “transversal” operational risk management purposes.

e.4) Policy

The Operational Risks & Internal Control area is part of Santander’s governance structure and produces a series of specific monthly reports for management through the Integrated Operational Risk Committee (“FSCIRO”) and the “Reunião de RO” (Operational Risk Forum detailing events that occurred, the main activities undertaken, corrective, preventive action plans and follow-up, ensuring transparency and knowledge to the governance forums.

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f) Reputation Risk

f.1) Reputation Risk

The reputation risk is defined as a risk of a negative economic impact, current and potential, due to a perception unfavorable of the Bank by its employees, clients, shareholders/investors and society in general.

The reputation risk may arise from multiple sources and, in many cases, is derived from other risk events. In general, these sources might be related to the business and other support activities that are realized by the Bank, the economic context, social or politic, or even by other events arising from other competitors that might affect the Bank.

f.2) Compliance

It is defined as legal risk, of regulatory sanctions, financial loss or reputation that an institution may suffer as a result of failures in the compliance with laws, rules, ethics and conduct codes and good bank practices. The compliance risk management has the goal of being preventive and includes the monitoring, educative processes, Consulting, risk evaluation and corporative communication related to the rules and legislation applicable to each business department.

f.3) Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

The Bank’s ethical principles and conduct parameters are established in internal policies which are made available to all employees. Conduct Code in the Securities Markets and its formal acknowledgement is mandatory to all staff working close to securities markets. Proper communication channels are in place to clarify doubts and complaints from employees, the monitoring and controlling of these information are conducted in a way that adherence to the rules established is secured.

b. Money Laundering Prevention

The Bank’s money Laundering Prevention policies and terrorism financing prevention are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of management, namely the Operational Money Laundering Prevention and Compliance Committee, which meets each month to deliberate on issues regarding the theme and to be directly involved with new client’s acceptance and suspicious transactions reporting.

c. New products and services and suitability

All new products and services are analyzed internally by different technical areas, ensuring a multidisciplinary mapping of risks, and subsequently approved by the Local Comercialization Committee (CLC), composed of Santander executives. After analysis and approval, the new products and services are subject to monitoring and tests carried out to mitigate any conduct risk in the sale.

g) Compliance with the new regulatory framework

Santander Brazil has an integrated management of risks and capital for the decision-making process, respecting the guidelines of Resolution BCB No. 4,557. This process contributes to the optimization and efficiency in the use of capital in its operations, considering the objectives of the Institution with respect to capital ratios and return to shareholders.

The Brazilian participation in the Basel Committee on Banking Supervision (BCBS) encourages the timely implementation of international prudential standards in the Brazilian regulatory framework.

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Aligned with this perspective, Santander Brazil invests in the continuous improvement of capital management processes and practices, in accordance with regulatory and supervisory benchmarks.

The Institution's capital management consists of a continuous process of planning, evaluation, control and monitoring of the capital required to cover the Conglomerate's relevant risks. It considers the capital necessary to support Pillar 1 risks (credit, market and operational); development of methodologies for quantifying additional capital for Pillar 2 risks; Internal Capital Adequacy Assessment Process (ICAAP); projection and monitoring of capital ratios; preparation of the capital plan and contingency plan; preparation of the recovery plan; stress tests; and preparation of the quarterly risk and capital management report - Pillar 3.

g.1) Internal validation of risk models

Internal validation is an important stage of model life cycle besides of being a pre-requisite for the supervisory validation process by Basel II implementation. A specialized team of the Entity, with sufficient independence, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This team must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

In addition to the regulatory requirement compliance, the internal validation department provides an essential support to the risk committee and management, since the internal validation area is responsible for providing a qualified and independent opinion so that the responsible authorities decide on the authorization of the use of models (for management purposes as well as regulatory use).

Internal model validation at Banco Santander encompasses credit risk models, market risk models, compliance, operational, ALM, pricing models, stress test models, the economic capital model and other models related to the exercise of ICAAP. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of management, etc.). Therefore, the goal of internal validation is to review quantitative, qualitative, technological and corporate governance related to regulatory and risk management processes.Among the main functions of the Internal Model Validation department are the following:

i.	Establish general validation principles, conducting an independent evaluation process including (I) data quality, (II) Methodology aspects (III) technological environment, (IV) performance and (V) use and government;
ii.	Evaluate the methodology and data used in the development of the model and challenge the model and its use, stating the implications and limitations of the model, as well as the associated risks;
iii.	Issue a technical opinion on the adequacy of internal models for the intended internal and regulatory effects, concluding on their usefulness and effectiveness; and
iv.	Provide essential support to risk committees and management of the Bank, through a qualified and independent opinion for responsible decision-making on the authorization of the use of models (for management purposes as well as regulatory use).

It is important to note that Banco Santander's internal validation function is fully consistent with the independent validation criteria for advanced approach issued by the Basel Committee, the European supervisor 'home regulator' (Banco de España and the European Central Bank) and the Bacen in compliance with the rules Circular 3,648 dated March 4, 2013 (Chapter III), Circular Letter 3,565 of September 6, 2012, Circular 3,547 of July 2011, and Circ. 3648 IRB, 3646 IMA of 4/3/13, and Res. 4.277 of 31/10/13 and 4389 of 18/12/14 fair value, Res. 4557 of 23/02/17 GIR and Circ. 3876 of 31/01/18 IRRBB.

In this case, the Bank maintains a Segregation of functions between internal validation and internal audit, which is the last layer of Bank control validation.

The Internal Audit is responsible for evaluating and reviewing the internal validation methodology and work and issues opinions with an effective level of autonomy. Internal Audit (third line of defense), as the ultimate control function in the Group, should (i) periodically assess the adequacy of policies, methods and procedures and (ii) confirm that they are effectively implemented in the management .

g.2) Capital Management

Capital management considers the regulatory and economic aspects and its objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory authorities and supporting to accomplish the goals of the classification of rating agencies and investors' expectations. Details regarding the capital management process can be found at www.ri.santander.com.br Corporate Governance -> Risk Management -> Risk and Capital Management Structure.

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h) Economic capital

h.1) Main objectives

The development of economic capital models in finance aims to solve a fundamental problem of regulatory capital, Sensitivity Risk.

In this context, the economic capital models are essentially designed to generate risk-sensitive estimative, allowing greater precision in risk management, as well as better allocation of economic capital by business units of Banco Santander.

The Banco Santander has directed efforts to build a model of robust and integrated economic capital to the business management.

The main objectives of the structure of economic capital of the Banco Santander are:

1 - Consolidate Pillar I and other risks which affect business in a single quantitative model, and determine estimates of capital by establishing correlations between different risks;

2 - Quantify and monitor different types of variations in risk;

3 - Distribute capital consumption between the different portfolios and manage the efficiency of return on capital (RORAC);

4 - Estimating the Economic Value Added for each business unit. Economic profit must exceed the cost of the Bank's capital;

5 - Accordance with the regulation in locations where the Bank operates in the review process of Pillar II by supervisors.

h.2) The Economic Capital Model

In calculating the economic capital, it is the Bank's definition of losses to be covered. Thus, it is used a confidence interval necessary to ensure business continuity.

The risk profile in Brazil is distributed by Credit risk, Market, ALM, Business, Operations and materials assets. However, to successfully anticipate the changes proposed in Basel III, new risks have been incorporated to model: Intangibles, pension funds (defined benefit) and deferred tax assets, which allow the Bank to adopt a position even more conservative and prudent.

% Capital	2021	2020	2019
Risk Type	New Methodology	New Methodology	New Methodology
Credit	62%	69%	71%
Market	2%	2%	2%
ALM	6%	2%	5%
Business	7%	3%	3%
Operational	7%	6%	7%
Fixed Assets	1%	2%	2%
Intangible Assets	5%	5%	1%
Pension Funds	1%	2%	4%
Deferred Tax Assets	9%	9%	5%
TOTAL	100%	100%	100%

Even so, as it is a commercial bank, Credit is Banco Santander's main source of risk and the evolution of its portfolio is one of the main factors for its fluctuation.

RoRAC

Banco Santander has used the RORAC, with the following objectives:

– Analyze and set a minimum price for operations (admission) and clients (monitoring).

– Estimate capital consumption of each client, economic groups, portfolio or business segment, in order to optimize the allocation of economic capital, maximizing the efficiency of the Bank.

– Measure and monitor business performance.

To evaluate the operations of global clients, the calculation of economic capital considers some variables used in the calculation of expected and unexpected losses.

Among these variables are:

– Counterparty rating;

– Maturity;

– Guarantees;

– Type of financing;

The economic value added is determined by the cost of capital. To create value for shareholders, the minimum return operation must exceed the cost of capital of Banco Santander.

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47.	Subsequent Events

Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On January 4, 2022, upon compliance with the applicable conditions precedent, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA ( “Toro Investimentos” and, together with Toro CTVM, “Toro”) formalized, together with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (together “Monetus”), the closing of the transaction resulting from the investment agreement and other covenants, formalized on June 15, 2021 (“Closing”). As a result of the Closing, Toro Investimentos now holds 100% of Monetus' share capital. Monetus, originally from Belo Horizonte, carries out its activities through an automated objective-based investment application, after considering the client's needs and risk profile, the application automatically creates, executes and monitors a diversified and personalized investment strategy that use the platform to undertake and serve customers in the best way.

Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On January 4, 2022, upon compliance with the applicable conditions precedent, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA ( “Toro Investimentos” and, together with Toro CTVM, “Toro”), formalized, together with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (together “Mobills”), the closing of the transaction resulting from of the investment agreement and other covenants, formalized on June 15, 2021 (“Closing”). As a result of the Closing, Toro Investimentos now holds 100% of the share capital of Mobills. Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning.

Acquisition of Equity Interest in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora"), together with other investors – including Banco BTG Pactual S.A. and CBOE III, LLC – formalized, together with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A. ("CSD BR ") and their respective shareholders, an investment agreement for the subscription of a minority equity interest in CSD BR ("Transaction ").  CSD BR operates as a register of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and the Superintendence of Private Insurance (Superintendência de Seguros Privados). The effectiveness of the Transaction will be subject to the conclusion of the definitive instruments and the implementation of certain customary precedent conditions, with the applicable regulatory approvals. After the implementation of these conditions and with the closing of the Transaction, Santander Corretora's equity interest in CSD BR will be 20% (twenty percent).

Deliberation on Interim Dividends and Interest on Equity

The Board of Directors, at a meeting held on February 1, 2022, approved the proposal of the Executive Board, ad referendum of the Annual General Meetings to be held in 2022 and 2023 respectively, for the distribution of Interim Dividends, in the amount of R$ 1,300,000,000.00 (one billion, three hundred million reais), based on the profit for the year calculated until the balance sheet of December 31, 2021 and Interest on Equity, in the gross amount of R$ 1,700,000,000.00 (one billion and seven hundred million reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders who are registered in the Bank's records at the end of February 10, 2022 (inclusive) will be entitled to Dividends and Interest on Equity. Thus, as of February 11, 2022 (inclusive), the Bank's shares will be traded “Ex-Dividends and Ex-Interest on Equity”. The amount of Dividends and Interest on Equity will be paid as of March 4, 2022. Dividends will be fully allocated to the minimum mandatory dividends to be distributed by the Bank, referring to the year 2021 and Interest on Equity will be imputed in full to the mandatory minimum dividends to be distributed by the Bank, referring to the year 2022, without any monetary restatement for both. The decision was approved by the Fiscal Council, as per the meeting held on the same date.

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APPENDIX I – RECONCILIATION OF STOCKHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousand of Reais	Note	2021	2020	2019

Stockholders' equity attributed under to the Parent Brazilian GAAP		78,739,563	78,968,183	69,773,232
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	i	(103,386)	(882)	8,767
Reclassification of fair value through other comprehensive income	j	182,094	(522,107)	73,431
Impairment of financial assets measured at amortized cost	a	(1,468,494)	(635,194)	(23,589)
Remensurations, Debt instruments, due to reclassifications IFRS 9		-	907	-
Category transfers - IFRS 9	b	(141,260)	357,972	(206,984)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	1,549,438	1,324,853	1,197,325
Reversal of goodwill amortization	d	26,709,187	27,527,699	26,933,892
Realization on purchase price adjustments	e	603,544	615,953	477,366
Recognition of fair value in the partial sale in subsidiaries	f	-	-	112,052
Option for Acquisition of Equity Instrument	g	(763,988)	(1,744,336)	(1,816,799)
Goodwill acquisition Santander Services (Santusa)	h	(179,387)	(209,285)	(239,182)
Tax Credit with realization over 10 years		-	-	184,005
Others		512,835	93,224	177,064
Stockholders' equity attributed to the parent under IFRS		105,640,146	105,776,987	96,650,580
Non-controlling interest under IFRS		334,349	312,885	558,581
Stockholders' equity (including non-controlling interest) under IFRS		105,974,495	106,089,872	97,209,161

Thousand of Reais	Note	2021	2020	2019

Net income attributed to the Parent under Brazilian GAAP		14,987,716	13,469,380	14,180,987
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	i	(83,995)	(27,428)	422
Reclassification of fair value through other comprehensive income	j	45,826	68,960	451
Impairment of financial assets measured at amortized cost	a	(1,028,937)	(498,778)	1,872,553
Remensurations, Debt instruments, due to reclassifications IFRS 9		-	907	(16,659)
Category transfers - IFRS 9	b	126,520	(78,057)	6,437
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	215,525	185,478	346,298
Reversal of goodwill amortization	d	29,658	145,903	175,257
Realization on purchase price adjustments	e	(17,758)	(5,348)	(153,752)
Option to Acquire Own Equity Instrument	g	1,180,949	318,929	-
Goodwill acquisition Santander Services (Santusa)	h	29,898	29,898	29,898
Tax credit with realization over 10 years		-	(184,005)	(75,995)
Others		42,648	(7,311)	41,035
Net income attributed to the parent under IFRS		15,528,051	13,418,528	16,406,932
Non-controlling interest under IFRS		31,272	32,224	224,518
Net income (including non-controlling interest) under IFRS		15,559,323	13,450,752	16,631,450

a) Impairment on loans and receivables and financial assets measured at amortized cost:

Refers to the adjustment resulting from the estimate of the expected loss on the portfolio of assets subject to impairment, loan commitments to be released and financial guarantee contracts, calculated based on the criteria described in the accounting practice note and in accordance with IFRS. Such criteria differ in certain aspects from those adopted under BRGAAP, which uses the regulatory limits defined by the Central Bank (Bacen), in addition to the difference in scope of the basis for calculating these losses, which for IFRS purposes considers other assets in addition to those provided by Bacen.

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b) Categories of financial assets

As detailed in the accounting practices note, IFRS9 provides for the definition of the business models associated with each portfolio, as well as the performance of the SPPI test - if the returns of that asset are exclusively principal and interest, for classification in the categories of financial assets. BRGAAP provides for certain differences in the categorization of these financial assets, as well as establishing as an indicator the Management's intention for classification to be made. The criteria for reclassification between categories are also different between the two accounting practices.

c) Deferral of financial fees, commissions and other costs under effective interest rate method:

Under IFRS, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in the income statement over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

d) Reversal of goodwill amortization:

Under BRGAAP, goodwill is systematically amortized over a period of up to 10 years, subject to the impairment test at least once a year or in a shorter period, in the event of any additional evidence. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

e) Realization on purchase price adjustments:

As part of the purchase price allocation in acquisitions of an entity, substantially, in the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is recognized by its average realization period.

f) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment when control is lost, the fair value is recognized over the remaining portion is remeasured at its fair value, the effect of this update being recognized in result (Webmotors). Under BRGAAP, this type of operation, ongoing participation is registered by its book value.

g) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to the members of Getnet S.A. and Banco Olé Consignado a put option over all shares of Getnet S.A. and Banco Olé Consignado held by them. The overall out in IAS 32, a financial liability was recognized for this commitment, with a specific charge in a heading in stockholders' equity in the amount of R$950 million and R$67 million, respectively. Subsequently, the options have been updated and their effect is recognized in income. On December 19, 2018, Banco Santander and the Minority shareholders of Getnet SA entered into an addendum to the Purchase and Sale Agreement for Shares and Other Covenants of Getnet SA, in which Banco Santander committed to acquire all the shares of the Minority Shareholders, corresponding to 11.5% of the share capital of Getnet SA, for the amount of R$1,431,000. The acquisition was approved by BACEN on February 18, 2019 and concluded on February 25, 2019, so that Banco Santander now holds 100% of the shares representing Getnet SA's share capital. On March 14, 2019, the shareholder minority stake in Banco Olé Bonsucesso Consignado SA formalized its interest in exercising the put option provided for in the Investment Agreement, entered into on July 30, 2014, to sell its 40% stake in Olé Consignado to Banco Santander (Brazil) SA On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all the shares issued by Bosan Participações SA, for the total amount of R$1.6 billion, to be paid on the closing date of the Operation. On January 30, 2020, the name of Banco Olé from Banco Olé Bonsucesso Consignado SA was changed to Banco Olé Cosignado SA On January 31, 2020, the Bank and the shareholders of Bosan Participações SA concluded the final agreement and signed the purchase and sale of 100% of the shares issued by Bosan, through the transfer of Bosan's shares to the Bank and payment to sellers in the total amount of R$1,608,772,783.47. As a result, the Bank became, directly and indirectly, the holder of 100% of Banco Olé's shares.

On March 31, 2021, the partial spin-off of Santander Brasil was approved, which resulted in the segregation of the shares owned by it issued by Getnet Adquirência e Serviços para Meios de Pagamentos SA (“Getnet”), with the spun-off portion being transferred to Getnet whose the effects are mentioned in note 27.a.

h) Santander Serviços goodwill (Santusa)

According to the IFRS 3 "Business Combination", when the owner acquires more shares or other equity instruments of an entity already controlled, it shall consider such amount as an equity reduction. According to the BRGAAP this amount shall be registered in the asset as goodwill or discount on the acquisition f the investment, which is the difference between the acquisition cost and the equity amount of the shares.

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i) Reclassification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans, financing and deposits are recorded at amortized cost. In IFRS, in accordance with IFRS 9 "Financial Instruments: Recognition and Measurement", financial assets may be measured at fair value and included in the category "Other financial assets at fair value through profit or loss", in order to eliminate or significantly reduce accounting mismatches ( accounting mismatch) of recognition or measurement derived from the measurement of assets or liabilities or from the recognition of gains or losses on these assets / liabilities on a number of bases, which are managed and their performances valued at fair value. Accordingly, the Bank classified loans, financing and deposits that meet these parameters as "fair value through profit or loss", as well as certain debt instruments classified as "available for sale" in BRGAAP. The Bank opted for this classification base in IFRS, since it eliminates an accounting mismatch in the recognition of revenues and expenses.

j) Reclassification of financial assets measured at fair value through other comprehensive income

According to the BRGAAP, the Bank registers some investments, for example, debt instruments initially measured at amortized cost and equity instruments at cost. At the time of this balance sheet, the management reviewed the managing strategy of its investments and according to Bacen Circular 3.068, the debt instruments were reclassified to "trading" measured at fair value with changes in the income statement. According to the IFRS, the Bank is classifying these investments as financial assets measured at fair value through other comprehensive income them at fair value with changes in "other comprehensive income", in line with IAS 9 "Financial Instruments ", which does not allow the reclassification of any financial instrument to fair value with changes in the income statement after the initial recognition.

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APPENDIX II – STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	2021		2020		2019
Thousand of Reais
Interest and similar income	77,987,308		62,774,940		72,841,060
Net fee and commission income	15,273,301		16,228,214		15,713,152
Impairment losses on financial assets (net)	(17,112,734)		(17,450,188)		(13,369,905)
Other income and expense	(3,843,999)		(5,012,403)		(4,025,384)
Interest expense and similar charges	(28,885,478)		(18,332,228)		(28,519,953)
Third-party input	(8,078,399)		(7,946,539)		(7,544,695)
Materials, energy and others	(713,400)		(641,831)		(659,656)
Third-party services	(6,231,129)		(6,424,755)		(6,047,498)
Impairment of assets	(165,799)		(84,908)		(131,435)
Other	(968,071)		(795,045)		(706,106)
Gross added value	35,339,999		30,261,796		35,094,275
Retention
Depreciation and amortization	(2,433,921)		(2,579,127)		(2,391,857)
Added value produced	32,906,078		27,682,669		32,702,418
Investments in affiliates and subsidiaries	144,184		112,261		149,488
Added value to distribute	33,050,262		27,794,930		32,851,906
Added value distribution
Employee	8,045,893	24.3%	7,943,711	28.6%	8,457,212	25.7%
Compensation	5,929,439		5,749,669		5,961,765
Benefits	1,593,386		1,514,611		1,637,099
Government severance indemnity funds for employees - FGTS	431,249		448,457		502,173
Other	91,819		230,974		356,175
Taxes	9,269,368	28.0%	6,298,717	22.7%	7,674,704	23.4%
Federal	8,332,994		10,088,318		6,571,450
State	813		(830,771)		54
Municipal	935,561		(2,958,830)		1,103,200
Compensation of third-party capital - rental	175,677	0.5%	101,749	0.4%	88,540	0.3%
Remuneration of interest on capital	15,559,324	47.1%	13,450,753	48.4%	16,631,450	50.6%
Dividends and interest on capital	9,649,000		3,837,085		10,800,000
Profit Reinvestment	5,879,052		9,581,444		5,606,932
Profit (loss) attributable to non-controlling interests	31,272		32,224		224,518
Total	33,050,262	100.0%	27,794,930	100.0%	32,851,906	100.0%

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Management Report

Dear Stockholders:

We present the Management Report to the Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the fiscal year ended December 31, 2020, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of International Financial Reporting Interpretations Committee (IFRIC)).

1)	Macroeconomic Environment

At the end of the fourth quarter of 2021, Banco Santander observed the median of projections regarding the performance of the Brazilian economy indicating a growth of the Brazilian GDP of 4.7% in 2021, compared to a contraction of 4.06% in the previous year. The projection for 2021 is lower than that observed at the end of the third quarter and, in the Bank's assessment, it was influenced by the recent publication that the actual result observed in that period was below the market consensus - the median of the estimates indicated seasonally adjusted quarterly expansion of 0 .34% for the third quarter of 2021, while the observed number was a contraction of 0.1% in the same terms. However, the economic activity data released came in line with Santander's estimate for GDP growth in the previous quarter, and reinforced the Bank's expectation that the Brazilian economy will grow 4.7% in 2021.

In the third quarter, the Bank witnessed the interannual variation of the IPCA reaching 10.06%, a level above the target set for 2021 (3.75%) and higher than the 9.6% interannual value projected by Santander for the year 2021. The Bank understands that this inflationary environment and its balance of risks were the motivators for the Central Bank of Brazil to raise the basic interest rate of 5.25% p.a. to 6.25% p.a. in the third quarter and extended the upward cycle in the fourth quarter, when the Selic reached the level of 9.25% p.a. at the December 2021 Copom meeting. Santander believes that this approach to the Selic rate increases the chance that inflation will converge to the established targets within the relevant time horizon for monetary policy. In this sense, the Bank projects that the Selic rate will reach 12.25% p.a. at the end of 2022 and may drop to 9.00% p.a. at the end of 2023.

Regarding the behavior of the exchange rate, Banco Santander saw the quotation of the Brazilian currency against the US dollar close the third quarter of 2021 quoted at R$5.44/US$. That is, above the rate of R$5.00/US$ seen at the end of the previous quarter. This trajectory of devaluation of the real continued in the fourth quarter, with the exchange rate ending 2021 at R$5.58/US$, and is in line with Santander's forecast that it will end 2022 at R$5.70 /US$.

The performances mentioned above took place in the midst of an international environment that the Bank judged less favorable than in previous periods, with the following themes as highlights: 1) beginning of the reduction of monetary stimuli by the US central bank; 2) increase in coronavirus cases due to the new omicron variant (especially in Europe), which could imply a return to stricter mobility restrictions. In the domestic environment, Santander understands that the main themes were the following: 1) approval of the PEC dos Precatórios, which will change the fiscal structure and; 2) continuity of inflationary pressures, conditioning the current economic context.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	12M21	12M20	annual changes%	4Q21	3Q21	quarter changes %
Interest Net Income (2)	51,318.5	44,442.7	15.5	13,714.9	13,393.4	2.4
Income from equity instruments	90.0	33.8	166.3	63.3	12.5	406.4
Income from companies accounted for by the equity method	144.2	112.3	28.4	34.7	32.9	5.5
Fees and Comission (net)	15,273.3	16,228.2	(5.9)	3,821.3	3,652.3	4.6
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	(1,780.5)	(11,702.9)	(84.8)	(1,261.3)	(2,679.2)	(52.9)
Other operating expense (net)	(1,119.4)	(872.5)	28.3	(473.7)	(198.4)	138.8
Total Income	63,926.1	48,241.5	32.5	15,899.2	14,213.5	11.9
Administrative and personnel expenses	(17,316.4)	(17,115.0)	1.2	(4,731.9)	(4,377.4)	8.1
Depreciation and amortization	(2,433.9)	(2,579.1)	(5.6)	(604.8)	(573.3)	5.5
Provisions (net)	(2,179.4)	(1,656.5)	31.6	(845.9)	(566.4)	49.3
Impairment losses on financial assets and other assets (net)	(17,278.6)	(17,535.1)	(1.5)	(4,565.0)	(4,790.3)	(4.7)
Gains (losses) on disposal of assets not classified as assets held for sale	(15.1)	230.7	(106.5)	23.2	(78.8)	(129.4)
Gains (losses) on assets held for sale not classified as discontinued operations	47.6	77.5	(38.5)	(6.8)	15.3	(144.4)
Operating Profit Before Tax (1)	24,750.3	9,664.0	156.1	5,168.0	3,842.5	34.5
Income taxes	(9,191.0)	3,786.8	(342.7)	(1,540.4)	16.7	(9.324.0)
Consolidated Net Income	15,559.3	13,450.8	15.7	3,627.7	3,859.2	(6.0)

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For a better understanding of the results in IFRS, below is the Operating Profit Before Tax and Income taxes, disregarding the hedge effect according to item 1):

ADJUSTED OPERATING PROFIT BEFORE TAXES (R$ Millions)	12M21	12M20	annual changes%	4Q21	3Q21	quarter changes %
Operating Profit Before Tax	24,750.3	9,664.0	156.1	5,168.1	3,842.5	34.5
Income Tax and Social Contribution (hedge)	2,236.9	13,271.2	(83.1)	782.2	2,247.1	(65.2)
PIS/Cofins (hedge)	275.1	311.8	(11.8)	107.7	300.8	(64.2)
Adjusted Operating Profit Before Tax	27,262.3	23,247.0	17.3	6,058.0	6,390.4	(5.2)

INCOME TAXES (R$ Millions)	12M21	12M20	annual changes%	4Q21	3Q21	quarter changes %
Income taxes	(9,191.0)	3,786.8	(342.7)	(1,540.4)	16.7	(9,323.8)
Income Tax and Social Contribution (hedge)	(2,236.9)	(13,271.2)	(83.1)	(782.2)	(2,247.1)	(65.2)
PIS/Cofins (hedge)	(275.1)	(311.8)	(11.8)	(107.7)	(300.8)	(64.2)
Adjusted Income taxes	(11,703.0)	(9,796.2)	19.5	(2,430.3)	(2,531.2)	(4.0)

Banco Santander has shown a consistent evolution in profitability. This performance is supported by the growth of the customer base, reaching a historic record in the number of acquisitions, and mainly by the greater connection of these customers with the bank and by the increase in transactions.

The annualized return for the period, based on the accounting result on average equity, reached 14.67%, a decrease of 3.44 p.p. compared to the same period in 2020.

2.1.1) Foreign Exchange Hedge of the Grand Cayman Branch

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are mainly used to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for trade finance. abroad and working capital. To cover the exposure to exchange variations, the Bank uses derivatives and funding. In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments are not taxable or deductible for PIS/Cofins/IR/CSLL purposes, while gains or losses from derivatives used as coverage are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

The different tax treatment of such exchange differences results in volatility in the operating result and in the tax expense (PIS/Cofins) and income tax (IR/CSLL) accounts, as shown below:

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FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN BRANCHES AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	12M21	12M20	annual changes%	4Q21	3Q21	quarter changes %
Exchange Variation	3,862.1	16,791.9	(77.0)	1,426.0	4,380.5	(67.4)
Derivative Financial Instruments	(6,374.1)	(30,374.9)	(79.0)	(2,315.8)	(6,927.6)	(66.6)
Income Tax and Social Contribution	2,236.9	13,271.2	(83.1)	782.2	2,247.1	(65.2)
PIS/Cofins - Tax Expenses	275.1	311.8	(11,8)	107.7	300.8	(64.2)

2.1.2) Interest Net Income

At December 31, 2021, the increase compared to the same period last year was mainly due to the increase in the credit portfolio, mainly to individuals and consumption.

2.1.3) Other Events

Recoverable Value Assessment

In December 2021, Banco Santander recognized impairment losses in the amount of R$30 million, on intangible assets in the system acquisition and development modality. The loss was recorded as a result of technical analyzes, which showed a perspective of significant reduction in the expected future economic benefits on these assets.

Analysis of Income by Segment

The Bank has two segments, Commercial and the Global Wholesale Banking segment, which includes the Investment Banking and Markets operations, including departments cash and stock trades.

Below, the Bank presents table by segment:

OPERATING INCOME BEFORE TAXES BY SEGMENT (R$ Millions)	12M21	% in profit before tax	12M20	annual changes %	4Q21	% in profit before tax	3Q21	quarter changes %
Commercial Bank (1)	19,490.8	78.7	4,666.4	317.7	4,022.3	77.8	3,036.0	32.5
Global Wholesale Banking	5,259.6	21.3	4,997.6	5.2	1,145.8	22.2	806.5	42.1
Operating Profit Before Tax	24,750.4	100.0	9,664.0	156.1	5,168.1	100.0	3,842.5	34.5

(1) On December 31, 2021 and 2020, includes in the Commercial Bank, the foreign exchange hedge of investment in US Dollar, and excluding this effect, the Operating Income before taxation Adjusted for this segment was R$ 22,002.8 million and R$ 18,249.4 million, respectively.

General Expenses – Variations in administrative expenses are mainly due to business growth, due to higher expenses with customer acquisition, increased production and volume of transactions, and investments in new businesses.

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GENERAL EXPENSES (R$ Millions)	12M21	12M20	annual changes%	4Q21	3Q21	quarter changes %
Other Administrative Expenses	(8,290.7)	(8,243.5)	0.6	(2,332.5)	(2,099.4)	11.1
Personnel Expenses	(9,025.7)	(8,871.5)	1.7	(2,399.4)	(2,278.1)	5.3
Total General Expenses	(17,316.4)	(17,115.0)	1.2	(4,731.9)	(4,377.5)	8.1

2.2) Assets and Liabilities

BALANCE SHEET (R$ Millions)	dec/21	dec/20	changes %
Cash and Balances with the Brazilian Central Bank	16,657.2	20,148.7	(17.3)
Financial Assets Measured at Fair Value Through Profit or Loss	18,858.8	60,900.4	(69.0)
Financial Assets Measured at Fair Value Through Profit or Loss Held for Trading	70,570.7	95,843.1	(26.4)
Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss	870.2	499.8	74.1
Financial Assets Measured at Fair Value Through Other Comprehensive Income	101,241.8	109,740.4	(7.7)
Financial Assets Measured at Amortized Cost	633,241.4	554,924.8	14.1
Hedging Derivatives	342.5	743.5	(53.9)
Assets Held for Sale	816.3	1,092.9	(25.3)
Investments in Associates and Joint Ventures	1,232.6	1,095.0	12.6
Tax Assets	41,757.3	41,063.8	1.7
Other Assets	6,049.0	7,222.4	(16.2)
Tangible Asset	8,783.8	9,537.1	(7.9)
Intangible Asset	30,786.8	30,766.5	0.1
TOTAL ASSETS	931,208.4	933,578.4	(0.3)
Financial Liabilities Measured at Fair Value Through Profit or Loss Held for Trading	36,952,.6	75,020.2	(50.7)
Financial Liabilities Measured at Fair Value Through Profit or Loss	7,459.8	7,038.5	6.0
Financial Liabilities at Amortized Cost	750,093.7	707,288.8	6.1
Hedge Derivatives	447.0	144.6	209.1
Provisions	11,604.5	13,815.0	(16.0)
Tax Liabilities	8,175.0	10,130.2	(19.3)
Other Liabilities	10,501.3	14,051.2	(25.3)
TOTAL LIABILITIES	825,233.9	827,488.5	(0.3)
Total Equity	105,974.5	106,089.9	(0.1)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	931,208.4	933,578.4	(0.3)

Funding

Total funding (deposits of Brazil Central Bank and deposits of credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital) reached R$688,645.2 million on December 31, 2021 and R$647.466,1 on December 31, 2020, increasing 6,4% in the fiscal year.

FUNDING (R$ Million)	dec/21	dec/20	changes %
Deposits of Brazil Central Bank and Deposits of Credit Institutions	121,005.9	131,657.0	(8.1)
Deposits from Clients	468,961.1	445,814.0	5.2
Marketable Debt Securities	79,036.8	56,875.5	39.0
Debt Instruments Eligible to Compose Capital	19,641.4	13,119.7	49.7
Total Funding	688,645.2	647,466.2	6.4

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$ Million)	dec/21	dec/20	changes %
Loans and amounts due from credit institutions, gross	95,686.6	112,858.8	(15.2)
Impairment losses	(21.8)	(9.1)	139.6
Loans and amounts due from credit institutions, net	95,664.8	112,849.8	(15.2)
Loans and advances to customers, gross	492,962.2	417,761.2	18.0
Impairment losses	(28,510.7)	(24,054.0)	18.5
Loans and advances to customers, net	464,451.6	393,707.2	18.0
Debt instruments	74,315.9	49,945.2	48.8
Impairment losses	1,190.9	(1,577.4)	(24.5)
Debt instruments, net	73,125.0	48,367.8	51.2
Total Loans and Receivables	633,241.3	554,924.8	14.1

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Impairment losses on financial assets (net)

Expenses with provision for non-recovery losses, reduced by recoveries of loans written off as losses, amounted to R$17,112.8 million and R$17,450.2 million in the year ended December 31, 2021 and 2020, respectively, showing a decrease of 2.0%.

2.4) Issuance of Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018.

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US$2.5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts.

In November and December 2021, financial bills with a subordination clause were issued, the funds of which were used to compose Level II of the Reference Equity (PR), in the total amount of R$ 5.5 billion, in negotiations with private investors. The financial bill has a maturity term of 10 (ten) years with the option of redemption and repurchase in accordance with applicable regulations.

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan are as follows:

Debt Instruments Eligible to Compose Capital				dec-21		dec-20
Specific features	Tier I (2)	Tier II (2)	Tier II	Tier II	Tier I (1)	Tier II (1)
Issuance	nov-18	nov-18	nov-21	dec-21	nov-18	nov-18
Amount (Million)	US$1,250	US$1,250	R$5,300	R$200	US$1,250	US$1,250
Interest Rate	7.250%	6.125%	CDI+2%	CDI+2%	7.250%	6.125%
Maturity	No Maturity (Perpetual)	nov-28	nov-31	dec-31	No Maturity (Perpetual)	nov-28
Value	R$7,050	R$7,038	R$5,351	R$202	R$6,554	R$6,565
Periodicity of Payment	semiannually, as of may 8, 2019	semiannually, as of may 8, 2019	End of term together with the principal	End of term together with the principal	semiannually, as of may 8, 2019	semiannually, as of may 8, 2019

(1)	Notes repurchased, as authorized by Bacen on December 18, 2018. As of the authorization date, they were excluded from Level I and Level II of PR.
(2)	The issues were carried out through the Cayman Branch and there is no Income Tax at source, and interest is paid semiannually, as of May 8, 2019.

Notes issued in 2018 have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

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2.5) Stockholders’ Equity

As of December 31, 2021, Banco Santander's consolidated shareholders' equity decreased by 0.1% compared to December 2020.

The evolution of shareholders' equity in the period is mainly due to the negative variation of other comprehensive income in the amount of R$2,978.3 million, which includes as main event the variations in financial assets available for sale and in the Net Income for the year in the amount of R$15,559.3 million and the highlight of Interest on Equity in the amount of R$3,649 million and Interim Dividends in the amount of R$6,000 million.

Treasury Shares

At a meeting held on February 2, 2021, the Board of Directors approved, in continuity with the repurchase program that expired on November 4, 2020, a new repurchase program for Units and ADRs issued by Banco Santander, either directly or on its own. Cayman branch, for maintenance in treasury or for subsequent sale.

The Buyback Program covers the acquisition of up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which, on December 31, 2020, corresponded to approximately 1% of the Bank's share capital. As of December 31, 2020, Banco Santander had 355,661,814 common shares and 383,466,228 preferred shares outstanding.

The repurchase aims to (1) maximize the generation of value for shareholders through an efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 3, 2021, ending on August 2, 2022.

	dec/21	dec/20
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	18,829	16,702
Shares Acquisitions	91	5,052
Payment - Share-based compensation	(3,165)	(2,925)
Treasury shares at end of the period	15,755	18,829
Subtotal - Treasury Shares in thousands of reais	R$711,268	R$789,587
Emission Costs in thousands of Reais	R$1,771	R$1,771
Balance of Treasury Shares in thousands of reais	R$713,039	R$791,358
Cost/Share Price	Units	Units
Minimum cost	R$7.55	R$7.55
Weighted average cost	R$33.86	R$33.24
Maximum cost	R$49.55	R$49.55
Share Price	R$29.98	R$44.83

In the fiscal year ended on December 31, 2021 and 2020, there were highlights of Dividends and Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	12M21	12M20
Interest on capital	3,649.0	3,325.0
Intercalary Dividends	6,000.0	512.0
Total	9,649.0	3,837.0

2.6) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), Tier I Equity and Core Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, market and operational risk.

As established in CMN Resolutions No. 4,193/2013 and No. 4,783/2020, until September 2021 the PR requirement was 10.625%, including 8.00% of Minimum Reference Equity plus 1.625% of Additional for Capital Conservation and 1 .00% Systemic Additional. Tier I PR was 8.625% and Minimum Principal Capital was 7.125%.

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In October 2021, the Additional for Capital Conservation increased to 2.00%. Thus, in December the PR requirement is 11.00%. It is considered 8.00% of Minimum Reference Equity plus 2.00% of Additional for Capital Conservation and 1.00% of Additional Systemic, with the requirement of Tier I PR of 9.00% and of Core Capital Minimum of 7.50%. As of April 2022, the PR requirement will reach 11.50%, considering 8.00% of Minimum Reference Equity plus 2.50% of Capital Conservation Additional and 1.00% of Systemic Additional, with requirement Tier I PR and Minimum Principal Capital of 9.50% and 8.00%, respectively.

Continuing the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into force.

The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

BASEL INDEX %	dec-21	dec-20	dec-19
Tier I Regulatory Capital	76,969.9	77,571.5	66,481.7
Principal Capital	69,919.9	71,006.3	61,389.5
Supplementary Capital	7,050.1	6,565.2	5,092.2
Tier II Regulatory Capital	12,591.3	6,554.5	5,083.8
Regulatory Capital (Tier I and II)	89,561.3	84,126.0	71,565.5
Credit Risk	527,119.3	478,303.5	407,786.2
Market Risk	15,122.2	15,846.3	20,235.2
Operational Risk	58,499.8	57,419.4	47,965.5
Total RWA	600,741.3	551,569.2	475,986.9
Basel I Ratio	12.81	14,06	13,97
Basel Principal Capital	11.64	12,87	12,90
Basel Regulatory Capital	14.91	15,25	15,04

2.7) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the fiscal year ended December 31, 2021 for the main subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	59,429.2	2,023.0	1,012.3	54,130.5	100.0%
Santander Leasing S.A. Arrendamento Mercantil	14,724.7	10,944.6	372.6	2,533.0	100.0%
Santander Corretora de Seguros, Investimento e Serviços S.A.	10,805.7	3,581.0	1,048.9	-	100.0%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,600.6	771.2	85.0	-	100.0%
Atual Companhia Securitizadora de Créditos Financeiros	2,745.0	2,592.7	97.7	-	100.0%

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM, in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3) Other Events

During the year ended on December 31, 2021 and year ended on December 31, 2020, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with Banco Santander business plan.

For additional information, see the explanatory note to financial statements nº3.

4) Strategy

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

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5) Corporate Governance

Banco Santander's Board of Directors met and resolved:

On December 28, 2021, it approved the proposal for the declaration and payment of interest on equity, in the amount of R$249 million, which will be paid as of February 3, 2022, without any monetary restatement.

On December 17, 2021, it approved the dismissal of Mr. Sérgio Agapito Lires Rial from the position of Chief Executive Officer of the Company; the management of Mr. Mario Roberto Opice Leão, current Executive Vice-President, to the position of Chief Executive Officer of the Company; the dismissal of Mr. Juan Sebastián Moreno Blanco from the position of Executive Vice-President of the Company and the management of the current Directors without Specific Designation, Ms. Andrea Marques de Almeida, Ms. Elita Vechin Pastorelo Ariaz, and Mr. João Marcos Pequeno De Biase, to the position of Executive Vice Presidents of the Company.

On December 17, 2021, it approved the appointment of Mr. Sérgio Agapito Lires Rial, to the positions of Coordinator of the Nomination and Governance Committee and member of the Company's Remuneration and Risks and Compliance Committees; the dismissal of Messrs. Mario Roberto Opice Leão and Carlos Rey de Vicente from the positions of members of the Company's Sustainability Committee and the appointment of Ms. Andrea Marques de Almeida and Messrs. Álvaro Antônio Cardoso de Souza and Luiz Masagão Ribeiro Filho as members of the Company's Sustainability Committee.

On December 1, 2021, approved the election of Mr. Gustavo de Souza Fosse as Officer without specific designation of the Company

On November 16, 2021, it became aware of the resignation request presented by Mr. Álvaro Antônio Cardoso de Souza as Chairman of the Board of Directors, Coordinator of the Nomination and Governance Committee and member of the Compensation and Risks and Compliance Committees of the Company , all with effect from January 1, 2022 and approved the Management Proposal to call the Extraordinary General Meeting of the Company to be held on December 17, 2021.

On November 1, 2021, it approved the election of Messrs. Maria Teresa Mauricio da Rocha Pereira Leite, Andrea Marques de Almeida and Gilberto Duarte de Abreu as Officers without specific designation of the Company.

On October 26, 2021, it approved the proposal for the declaration and payment of Dividends on equity, in the amount of R$ 3.0 billion, paid on December 3, 2021, without any monetary restatement.

On October 26, 2021, it approved the Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Consolidated Financial Statements of Banco Santander prepared in accordance with the Standards Financial Reporting Internationals (IFRS), both for the period ended September 30, 2021.

On September 16, 2021, it approved the re-election of Ms. Monique Silvano Arantes Bernardes as Ombudsman of the Company for a new term of 1 (one) year.

On July 27, 2021, it approved the Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Consolidated Financial Statements of Banco Santander prepared in accordance with the Standards Financial Reporting International (IFRS), both for the semester ended June 30, 2021.

On July 27, 2021, it approved the proposal for declaration and payment of interest on equity, in the amount of BRL 3,4 billion, paid on September 3, 2021, without any remuneration by way of monetary restatement.

On July 1, 2021, it approved the election of Messrs. Rogério Magno Panca and Sandro Mazerino Sobral as Officers without a Specific Designation of the Company.

On June 1, 2021, it approved the election of Ms. Vania Maria da Costa Borgerth as a member of the Company's Audit Committee.

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On May 3, 2021, it approved the election of the members of the Company's Executive Board for a new term.

On May 3, 2021, it approved the election of the members of the Advisory Committees to the Company's Board of Directors for a new term.

On April 27, 2021, it approved the proposal for the declaration and payment of interim and interim dividends totaling R$ 3 billion, paid on June 2, 2021 without any remuneration as monetary restatement.

On April 27, 2021, it approved the Management Report and the Company's Financial Statements in BRGAAP and IFRS for the first quarter of 2021.

On March 31, 2021, it approved the partial spin-off of the Company, which resulted in the segregation of the shares owned by Getnet, with version 2 of the spun-off portion to Getnet, pursuant to the Protocol and Justification of the Partial Spin-Off of Santander (" Partial Spin-off”).

On March 1, 2021, it became aware of the resignation request presented by Tarcila Reis Corrêa Ursini as a member of the Company's Sustainability Committee.

On February 25, 2021, it approved the proposed spin-off of the payment methods operation, carried out by the subsidiary, Getnet Acquiring and Services for Means of Payment SA (“Getnet”), in order to concentrate the Group's technology and payments business Santander within PagoNxt, a new technology-focused global payments platform.

On February 2, 2021, it approved the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2020.

On February 2, 2021, it approved, continuing the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its Cayman branch, to be maintained in treasury or subsequent sale.

On February 2, 2021, it approved the proposal for declaration and payment of dividends, in the amount of R$ 512 million, paid on March 3, 2021, without any remuneration as monetary restatement.

The resolutions of the Board of Directors for the year 2020 are described in the Management Report of the Individual and Consolidated Financial Statements of December 31, 2020.

6) Risk Management

On February 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the structure of risk and capital management (GIRC), effective from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, define an integrated stress test program and declare the Risk Appetite Statement (RAS - Risk Appetite Statement), set up a Risk Committee, define a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for information disclosure policy. Banco Santander develops necessary actions on a continuous and progressive basis, aiming at adhering to the resolution. No relevant impacts were identified as a result of this standard.

For further information, see explanatory note nº 47 of this publication.

Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website: www.santander.com.br/ri/gerenciamento-de-risco.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency and reputation. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

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In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally developed tools that are updated when necessary. These include the risk matrix, used as a planning tool, prioritizing each unit’s risk level, considering, among others, its inherent risks, the last audit rating, level of compliance with recommendations and their size. The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably reviewed and approved the work plan of the Internal Audit for the year 2021.

7) People

With the public health crisis unleashed in early 2020, care has never been so much talked about. Take care of yourself and also the other. And at Banco Santander, we continue to take care of our people, an essential element in the Company. After all, they are the ones who think, design, develop, interact and build what Banco Santander wants to be. This is why the Bank invests in each of the 48,834 employees here in Brazil.

On the subject of Health, we designed our internal protocol to act in the containment of COVID-19, guided by Organs sanitary and health bodies. In addition to face-to-face assistance in clinics, hospitals and emergency rooms, employees and their dependents also have telemedicine services offered in their health plans.

For the development of our people, the Corporate University – the Santander Academy, works for a strong, transversal culture, enabling everyone, online and in person, to improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to get out of your comfort zone and invest in yourself by expanding your knowledge and repertoire.

Banco Santander supports leaders and managers so that they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, ensuring alignment between everyone through recurring and frank conversations, career guidance and special moments to reward the growth of teams.

Banco Santander values a diverse environment, where every skill and every difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Education, Experiences and Generations and the LGBT+ pillar. Another good example is the Talent Show. In it, Banco Santander opens space to learn about the most different performances and explore the universe of skills that exist at the Bank, allowing for interaction and fraternization among colleagues.

In the Customer sphere, we remain focused on offering the best products and services, in a Simple, Personal and Fair manner. To this end, the process of updating our teams is essential and, therefore, we have the “Café com Rial” monthly. In a videoconference with the entire Bank, our CEO Sérgio Agapito Lires Rial talks about certain topics and answers questions from employees live. The last Café had a record participation of 44 thousand employees.

In August 2021, we also had the Blood Donation Campaign, where we had excellent adhesion, which could have saved more than 7,000 lives.

At the end of September 2021, we had Santander Week, which took place in all Santander units around the world. This year, our main focus was the “Joy of Serving” our customers, employees and society. During the week, in addition to the actions, we also had Amigo de Valor, an initiative that for 18 years has supported public policies aimed at guaranteeing the rights of children and adolescents and allows the allocation of part of the income tax due directly to the Direct Funds of Child and Adolescent.

8) Sustainable Development

Banco Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potential and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, based on ethical values and technology at the service of people and businesses.

We recognize our role as a financial institution in promoting sustainable businesses, helping society to prosper. We highlight some initiatives in 4Q21:

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Environmental

• We enabled R$51.6 billion in sustainable businesses. This value represents a growth of 96% compared to the same period of the previous year.

• In CDC Solar, we financed a total of R$ 2.4 billion between Santander Financiamentos and Rede Varejo operations.

• Launch of Portal Amazônia, which is a space to present the Bank's operations in the Amazon Region, with numbers on Infrastructure, Sanitation, Social Impact, Agribusiness, Climate Change, Amazon Plan, among others.

• Carbon Calculator: with the aim of encouraging Santander Brasil employees and affiliates to know their carbon footprint, the Bank created the individual carbon calculator. It's a quick questionnaire about people's daily lives to find out the amount of CO2 emitted monthly into the environment and see how to find a more neutral path to have less impact. https://santander.carboncalculator.greendomus.info/calculator

Social

Highlight for the greatest Friend of Valor in history. R$ 19.8 MM were raised in this edition. We will support the 100 selected projects with 100% of the requested resources.

Governance

Permanence in the ISE (the index groups the companies with the best performance in corporate sustainability), CDP and several awards, with emphasis on Fortune, with the case of renewable energies, as one of the companies that most change the world.

Awards in the period:

• Fortune - Change the World 2021 - Santander is the 4th. company in Fortune Magazine's Change the World 2021 ranking.

• Most Sustainable Company at Época Negócios 360° - In a special award for the 10th anniversary of the yearbook, Santander was elected the company of the decade in terms of Sustainability.

• GPTW - For the 6th consecutive year, Santander was elected one of the best companies to work for in Brazil by GPTW. This is the first time that we are in the top ten.

9) Pandemic Effects - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. For more information, see explanatory note 43.h of the Financial Statements in IFRS.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the fiscal year ended December 31, 2020, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit in the fiscal year ended December 31, 2020 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

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The Board of Directors

The Executive

(Authorized at the Meeting of the Board of February 24, 2022).

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Composition of Management Bodies

Administrative Council

Álvaro Antônio Cardoso de Souza – President (independent)

Sérgio Agapito Lires Rial - Vice-President

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Garcia Cantera – Counselor

Marília Artimonte Rocca - Counselor (independent)

Pedro Augusto de Melo - Counselor (independent)

Audit Committee

Deborah Stern Vieitas - Coordinator

Maria Elena Cardoso Figueira - Financial Expert

René Luiz Grande - Member

Vania Maria da Costa Borgerth - Member

Risk and Compliance Committee

Pedro Augusto de Melo - Coordinator

Álvaro Antonio Cardoso de Souza - Member

José de Paiva Ferreira - Member

Virginie Genès-Petronilho - Member

Sustainability Committee

Marilia Artimonte Rocca - Coordinator

Carlos Aguiar Neto - Member

Carlos Rey de Vicente - Member

Mario Roberto Opice Leão - Member

Tasso Rezende de Azevedo - Member

Nomination and Governance Committee

Álvaro Antonio Cardoso de Souza - Coordinator

Deborah Patricia Wright - Member

Luiz Fernando Sanzogo Giogi - Member

Compensation Committee

Deborah Patricia Wright - Coordinator

Álvaro Antonio Cardoso de Souza - Member

Luiz Fernando Sanzogo Giogi - Member

Fiscal Council*

Louise Barsi - Effective member

Manoel Marcos Madureira - Substitute

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

Cassia Maria Matsuno Chibante - Effective member**

José Roberto Machado Filho – Effective member**

*The Fiscal Council was installed at the Annual General Meeting held on April 30, 2021, and the members were approved by the Central Bank of Brazil on July 22, 2021, the date on which they took office in their respective positions, with term of office until the Meeting Ordinary General Meeting of 2022.

**Possession pending approval by BACEN.

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Executive Board

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mario Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Andrea Marques de Almeida

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Accountant

Diego Santos Almeida – CRC Nº 1SP316054/O-4

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Declaration of directors on the financial statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the semester ended december 31, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Bank’s Audit Committee to the Board of Directors and favorable opinion from the Bank’s Fiscal Council.

Members of the Executive Board of Banco Santander on December 31, 2021:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mario Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes
Andrea Marques de Almeida

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

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Directors' Statement on Independent Auditors

For purposes of compliance with Article 25,§ 1, V,CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by Bank’s Audit Committee to the Board of Directors and favorable opinion from the Bank’s Fiscal Council.

Members of the Executive Board of Banco Santander on December 31, 2021:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mario Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes
Andrea Marques de Almeida

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

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Table of Contents * Values expressed in thousands, except when indicated.

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Santander´s Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions and companies’ part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP. In compliance with the U.S. Securities and Exchange Commission, the Audit Committee acts as the Audit Committee of Santander in accordance with the provisions of the Sarbanes-Oxley Act.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed of four independent members, elected according to resolutions taken at the meetings of the Board of Directors held on May 03 and June 1st, 2021. It acts through meetings with executives, auditors and specialists and conducts analyzes based on the reading of documents and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.

The Committee's reports are regularly sent to the Board of Directors, with which the Coordination of the Audit Committee met regularly on the second half of 2021.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

IFRS - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy, in compliance with Brazilian corporate law, accounting practices, the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) and, as listed on the NYSE, issued by the SEC and Sarbanes-Oxley Act. In this regard, it acknowledged the results recorded in the second half and the fiscal year ended December 31, 2021 of the Santander and the Conglomerate, in IFRS standard.

The Audit Committee held meetings with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

II – Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks - including attending meetings of the Risk and Compliance Committee, the Executive Vice-Presidency of Tactics, the Technology and Operations, the Compliance area and the relevant The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks - including attending meetings of the Risk and Compliance Committee, the Executive Vice-Presidency of Tactics, the Technology and Operations, the Compliance area and the relevant

III – Internal Audit

The Audit Committee met formally with the Officer responsible for the area and with other Internal Audit representatives on several occasions during the second semester of 2021, in addition to had checked the reports about the work performed, the reports issued and their respective conclusions and recommendations, highlighting (i) the fulfillment of recommendations for improvements in areas which controls were considered "To be improved";and (ii) the results of the improvements applied to monitor and comply with the recommendations and their action plans for continuous progress. In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

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Table of Contents * Values expressed in thousands, except when indicated.

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the second half of 2021. At these meetings the following topics were highlighted: discussions involving the financial statements for the second semester and year ended December 31, 2021, accounting practices, the main audit matters (“PAA’s”) and eventual deficiencies and recommendations raised in the internal control report and detailed report on the revision of “Allowance for Doubtful Accounts”, in accordance with CMN Resolution nº 2.682/99. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence. The Committee also met with KPMG Auditores Independentes (KPMG), responsible for the audit of Banco RCI Brasil S.A., member of the Conglomerate.

V – Ombudsman

In accordance with Resolution CMN 4,860/20 and CNSP Resolution 279/13, specific works were carried out in the second half of 2021, which were presented to the Audit Committee that discussed and evaluated them. In addition to reporting the work, the Committee also took note of the Ombudsman's half-yearly report, both from Santander and its affiliates, and from the societies in the Conglomerate that have their own Ombudsman.

VI - Regulatory Bodies

The Audit Committee monitors and acts on the results of the inspections and notes of regulatory and self-regulatory bodies and the respective measures adopted by management to comply with such notes, accompanies the new regulations and holds meetings with regulators, whenever requested. In the case of the Central Bank of Brazil, it holds regular meetings with the supervisors of the Banking Supervision Department - Desup and the Conduct Supervision Department - Decon.

VII – Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering it sanalysis, with emphasis on the following topics: (i) monitoring of regulatory capital; (ii) monitoring inspections reports and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) monitoring of cybersecurity themes; (iv) monitoring of topics related to conduct, PLD/CFT, policies and action plans for continuous improvements; (v) monitoring of the activities of the customer relations department, its action plans and results; (vi) monitoring of tax, labor and civil litigation; (vii) review and approval of the Tax Credit Realization Technical Study; and (viii) monitoring of provisions and topics related to PCLD. The Audit Committee participated in the meeting of the Sustainability Committee to known, among others, of the socio-environmental indicators that guide the business.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Santander and the Conglomerate, for the semester and fiscal year ended on December 31, 2021, recommending its approval by the Board of Directors of Santander.

São Paulo, February 24, 2022.

Audit Committee

Deborah Stern Vieitas – Coordinator

Maria Elena Cardoso Figueira – Financial Expert

René Luiz Grande

Vania Maria da Costa Borgerth

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INVESTOR RELATIONS

AV. Juscelino Kubitschek, 2235 – 10th andar

Tel.: (55 11) 3553-3300

Email: ri@santander.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 28, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer